    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 19, 1999



                                                      REGISTRATION NO. 333-87017

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                            ------------------------


                                AMENDMENT NO. 1
                                       TO

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                              FINISAR CORPORATION
             (Exact name of Registrant as specified in its charter)
                           --------------------------

          CALIFORNIA                         3674                  94-3038428
 (State or other jurisdiction    (Primary Standard Industrial   (I.R.S. Employer
              of                 Classification Code number)     Identification
incorporation or organization)                                        No.)

                            1308 MOFFETT PARK DRIVE
                          SUNNYVALE, CALIFORNIA 94089
                                 (408) 548-1000
         (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)
                         ------------------------------

                                 JERRY S. RAWLS
                            CHIEF EXECUTIVE OFFICER
                              FINISAR CORPORATION
                            1308 MOFFETT PARK DRIVE
                          SUNNYVALE, CALIFORNIA 94089
                                 (408) 548-1000
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                         ------------------------------

                  PLEASE SEND COPIES OF ALL COMMUNICATIONS TO:

       DENNIS C. SULLIVAN, ESQ.                PETER E. WILLIAMS III, ESQ.
          JOHN M FOGG, ESQ.                     BRIAN D. MCALLISTER, ESQ.
       ANDREW M. JACOBSON, ESQ.                  TIMOTHY J. HARRIS, ESQ.
   GRAY CARY WARE & FREIDENRICH LLP              MORRISON & FOERSTER LLP
         400 HAMILTON AVENUE                        755 PAGE MILL ROAD
   PALO ALTO, CALIFORNIA 94301-1825          PALO ALTO, CALIFORNIA 94304-1018
            (650) 328-6561                            (650) 813-5600

                           --------------------------

          APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.
                           --------------------------

    If any of the securities being registered on this form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. / /

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. / / _________

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. / / _________

    If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. / / _________

    If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. / /
                         ------------------------------

                        CALCULATION OF REGISTRATION FEE


                                                           PROPOSED MAXIMUM    PROPOSED MAXIMUM
       TITLE OF EACH CLASS OF            AMOUNT TO BE       OFFERING PRICE    AGGREGATE OFFERING      AMOUNT OF
    SECURITIES TO BE REGISTERED         REGISTERED (1)      PER SHARE (2)         PRICE (2)        REGISTRATION FEE
Common Stock (no par value).........   8,855,000 shares         $14.00           $123,970,000        $34,464 (3)



(1) Includes 1,155,000 shares which the Underwriters have the option to purchase to cover over-allotments, if any.



(2) Estimated solely for the purposes of determining the registration fee pursuant to Rule 457(o) promulgated under the Securities Act.



(3) A fee of $31,970 was previously paid by the Registrant pursuant to Rule 457(o) promulgated under the Securities Act in connection with the Registration Statement on September 13, 1999. Pursuant to Rule 457(b) of the Securities Act, such fee is credited against the registration fee, and accordingly, an additional $2,494 is being paid in connection with the filing of this Amendment No. 1 to the Registration Statement.

                         ------------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8

(a) OF THE SECURITIES ACT OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SECTION 8

(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                             SUBJECT TO COMPLETION


                 PRELIMINARY PROSPECTUS DATED OCTOBER 18, 1999

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS


                                7,700,000 SHARES


                                 [FINISAR LOGO]

                                  COMMON STOCK

                                 --------------


        This is Finisar Corporation's initial public offering.



        We expect the public offering price to be between $12.00 and $14.00 per share. Currently, no public market exists for the shares. After pricing of this offering, we expect that the common stock will trade on the Nasdaq National Market under the symbol "FNSR."



        INVESTING IN THE COMMON STOCK INVOLVES RISKS THAT ARE DESCRIBED IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE 5 OF THIS PROSPECTUS.


                               -----------------

                                                                            PER SHARE     TOTAL
                                                                           -----------  ---------
Public offering price....................................................           $       $

Underwriting discount....................................................  $                $

Proceeds, before expenses, to Finisar Corporation........................  $                $


        The underwriters may also purchase up to an additional 1,155,000 shares from some of our stockholders at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments. We will not receive any of the proceeds from any shares that may be sold by the selling stockholders.


        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


        The shares will be ready for delivery on or about         , 1999.


                               ------------------

MERRILL LYNCH & CO.

      J.P. MORGAN & CO.

             DAIN RAUSCHER WESSELS
                              A DIVISION OF DAIN RAUSCHER INCORPORATED

                    MORGAN KEEGAN & COMPANY, INC.

                           SOUNDVIEW TECHNOLOGY GROUP

                               ------------------

               The date of this prospectus is             , 1999.

                              [INSIDE FRONT COVER]


                                 [FINISAR LOGO]

          FIBER OPTIC SOLUTIONS FOR GIGABIT ETHERNET AND FIBRE CHANNEL



OPTICAL DATA LINKS                         OPTICAL LINK EXTENDERS

   [Picture of Finisar's Optical Data         [Picture of Finisar's Optical Link
                 Links.]                                  Extenders.]

-  Transmitters, Receivers, and            -  Extending the Distance of High-Speed
   Transceivers for Switches, Hubs,           Data Links
   Servers and Storage Arrays              -  Up to 120 km
-  Built-in Diagnostics                    -  Built-in Self Test and Link Test
-  Multi-mode and Single-mode for
   Multiple Transmission Distances

                OPTICITY                       NETWORK PERFORMANCE TEST SYSTEMS

  [Picture of Finisar's Opticity 3000.]    [Picture of a Finisar Network Performance
                                                         Test System.]

-  Extending the Capacity of Fiber Optic   -  Testing and Monitoring of High-Speed
   Rings and Point-to-Point Links             Networking Systems
-  Multiple Channels up to 10 Gbps         -  Multiple High-Speed Protocols
-  SNMP Compatible                         -  Multiple Applications


    [Diagram of optical networking system, including Gigabit Ethernet Local Area network, Gigabit Ethernet Remote Campus LAN, Multi-Protocol Internet Service Provider, Fibre Channel Remote SAN BackUp Site, Fibre Channel Storage Area network and pictures of four Finisar Corporation products.]

                               TABLE OF CONTENTS


                                                                                                                PAGE
                                                                                                                -----
Prospectus Summary.........................................................................................           1
Risk Factors...............................................................................................           5
Forward-Looking Statements.................................................................................          17
Use of Proceeds............................................................................................          18
Dividend Policy............................................................................................          18
Capitalization.............................................................................................          19
Dilution...................................................................................................          20
Selected Financial Data....................................................................................          21
Management's Discussion and Analysis of Financial Condition and Results of Operations......................          22
Business...................................................................................................          31
Management.................................................................................................          47
Related Party Transactions.................................................................................          54
Principal and Selling Stockholders.........................................................................          55
Description of Capital Stock...............................................................................          57
Shares Eligible for Future Sale............................................................................          60
Underwriting...............................................................................................          61
Legal Matters..............................................................................................          64
Experts....................................................................................................          64
Where You Can Find More Information........................................................................          64
Index to Financial Statements..............................................................................         F-1


                           INFORMATION IN PROSPECTUS

    Unless specifically stated, the information in this prospectus:

    - reflects the automatic conversion of all outstanding shares of our convertible redeemable preferred stock into an aggregate of 8,981,897 shares of our common stock and 12,039,486 shares of our redeemable preferred stock and the redemption of such shares of redeemable preferred stock for $2,640,260 upon the closing of this offering;


    - assumes no exercise of the underwriters' over-allotment option;


    - assumes the reincorporation of our company in Delaware prior to the closing of this offering; and

    - reflects the creation of a new class of preferred stock and an increase in the number of authorized shares of common stock to 200,000,000 upon the closing of this offering.

    Beginning in fiscal 2000, our financial records have been maintained on the basis of a fiscal year ending on April 30, with fiscal quarters ending on the Sunday closest to the end of the period (thirteen week periods). For ease of comparison, all references to period end dates in this prospectus have been presented as though the period ended on the last day of the calendar month. The first quarter of fiscal 2000 ended on August 1, 1999.

    You should rely only on the information contained in this prospectus. Neither we nor the underwriters have authorized any person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We and the underwriters are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

    Finisar is a registered trademark of Finisar Corporation. This prospectus contains product names, trade names and trademarks of Finisar and other organizations.

                               PROSPECTUS SUMMARY

    THIS SUMMARY HIGHLIGHTS SELECTED INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS. YOU SHOULD READ THE ENTIRE PROSPECTUS CAREFULLY, INCLUDING "RISK FACTORS" AND THE FINANCIAL DATA AND RELATED NOTES, BEFORE MAKING AN INVESTMENT DECISION.

                              FINISAR CORPORATION

    We are a leading provider of fiber optic subsystems and network performance test systems which enable high-speed data communications over Gigabit Ethernet-based local area networks, or LANs, and Fibre Channel-based storage area networks, or SANs. Our optical subsystems convert electrical signals into optical signals for reliable, high-speed data transmission over varying distances, speeds and transmission mediums. We sell our optical subsystems to manufacturers of networking and storage equipment that develop and market systems based on Gigabit Ethernet and Fibre Channel, which are advanced transmission protocols used in high-speed LAN and SAN applications. LANs interconnect computer users within an organization and allow users to share common computer resources. SANs allow storage to be networked among users and provide high-speed interconnections between storage systems and servers. We also provide unique network performance test systems which assist networking and storage equipment manufacturers in the efficient design of reliable, high-speed networking systems and the testing and monitoring of the performance of these systems.


    The growing number of users accessing networks, the increasing need to accommodate data traffic which requires greater transmission capacity, or bandwidth, and the increasingly important role that data communication networks play within corporations and other organizations has created the need for a new generation of high-speed, high-performance networking and storage systems that rely on fiber optic transmission technology. Many of these systems operate over Gigabit Ethernet-based LANs, Fibre Channel-based SANs or extended versions of these networks. These systems utilize fiber optic subsystems which enable them to transmit data at very high speeds with high accuracy, often over long distances. In addition to creating a need for optical subsystems, complex transmission protocols such as Gigabit Ethernet and Fibre Channel have resulted in a demand for advanced network performance test systems. As these protocols have emerged, system testing has become more difficult, requiring increasingly sophisticated and specialized test systems capable of capturing data at high speeds, filtering the data and identifying various types of intermittent errors and other network problems.

    The development and manufacture of high quality, cost-effective fiber optic subsystems for LANs and SANs present a number of significant technical challenges. Data integrity, reliability and standards compliance become increasingly difficult at high transmission speeds. Additionally, manufacturers require optical subsystems which support a broad range of network applications. To date, we believe that only a limited number of companies have developed the specialized expertise required to engineer fiber optic subsystems and network performance test systems which meet the requirements of manufacturers of high-speed data networking and storage systems. Our optical subsystems and network performance test systems are designed to provide the following key benefits to systems manufacturers:

    VALUE-ADDED FUNCTIONS AND INTELLIGENCE. Our high-speed fiber optic subsystems are engineered to provide our customers with value-added functionality beyond the basic capability of enabling high-speed data transmission. For example, many of our optical subsystems include a microprocessor containing specially developed software that allows customers to monitor the optical performance of each port on their systems in real time. Additionally, many of our subsystems are engineered to automatically recognize different versions of the Fibre Channel protocol and to interoperate with our customers' older, installed networking systems, often referred to as legacy systems. Real-time monitoring and interoperability are particularly important in the Gigabit Ethernet LAN and Fibre Channel SAN markets where reliability and time to market are critical. Our test systems also contain value-added software functions that permit users to simulate and track errors.

    HIGH LEVEL OF DATA INTEGRITY. Through the use of advanced packaging and circuit design, our optical subsystems deliver data at very high speeds over varying distances with very low error rates. This high level of data integrity allows our subsystems to operate reliably over a wide range of temperatures and other field conditions which we believe enables our customers to design and deliver more robust systems.


    HIGH RELIABILITY. We design all of our optical subsystems to provide the high reliability required for data networking and storage applications that are critical to an enterprise. Our products have very low failure rates. Using standard statistical methodology and testing, we have been able to predict that some of our products can be expected to operate reliably for up to 40 million hours. In addition, because our subsystems are designed to emit lower levels of electromagnetic interference, or EMI, than the standards set by the Federal Communications Commission, we offer manufacturers greater flexibility in the design of their systems and integration of other components and subsystems.

    BROAD OPTICAL SUBSYSTEM PRODUCT LINE. We offer a broad line of optical subsystems which operate at varying protocols, speeds, fiber types, voltages, wavelengths and distances and are available in a variety of industry standard packaging configurations, or form factors. The breadth of our optical subsystems product line is important to many of our customers who manufacture a wide range of networking products for diverse applications.
    BROAD TEST SYSTEM PRODUCT LINE. We offer a broad line of test systems to assist our customers in efficiently designing reliable, high-speed networking systems and testing and monitoring the performance of these systems. We believe our test systems enable our customers to focus their attention on the development of new products, reduce overall development costs and speed time to market.
    Our goal is to be the optical subsystem and network performance test system provider of choice for multiple protocols and network applications. We intend to maintain our technological leadership through continual enhancement of our existing products and the development of new products as evolving technology permits higher speed transmission of data, with greater capacity, over longer distances. We plan to leverage our relationships with our existing customers as they enter new, high-speed data communications markets and to expand our sales and marketing organization in order to establish new relationships with other key data and storage networking manufacturers. We intend to capitalize on our customers' satisfaction and our service-oriented approach to take advantage of cross-selling opportunities. We also plan to expand our international sales efforts.
    We sell our products to leading networking and storage equipment manufacturers such as 3Com, EMC, Emulex, IBM, Newbridge Networks and Sun Microsystems, as well as emerging manufacturers such as Brocade Communications and Extreme Networks. For the fiscal year ended April 30, 1999, we had revenues of $35.5 million and net income of $3.1 million. For the quarter ended July 31, 1999, we had revenues of $13.9 million and net income of $1.3 million.
                             CORPORATE INFORMATION

    Finisar was incorporated in California in April 1987. Our principal executive offices are located at 1308 Moffett Park Drive, Sunnyvale, California 94089, our telephone number is (408) 548-1000 and our website is located at www.finisar.com. Information on our website is not a part of this prospectus.

                                  THE OFFERING


Common stock offered.........................  7,700,000 shares
Common stock to be outstanding after this
  offering...................................  49,707,462 shares
Use of proceeds..............................  To repay outstanding indebtedness and redeem our redeemable preferred stock and for
                                               general corporate purposes, principally
                                               working capital and capital expenditures. See
                                               "Use of Proceeds."
Proposed Nasdaq National Market symbol.......  FNSR



    The number of shares that will be outstanding after the offering is based on the number of shares outstanding as of September 30, 1999 and excludes:


    - 2,036,740 shares of common stock issuable upon exercise of options outstanding at September 30, 1999 under our 1989 and 1999 stock option plans, with a weighted average exercise price of $1.2054 per share, 268,000 shares issuable upon exercise of options granted subsequent to September 30, 1999 with an exercise price of $10.20 per share, and an additional 5,065,000 shares reserved for issuance under our 1999 stock option plan as of October 15, 1999; and

    - 250,000 shares of common stock reserved for issuance under our 1999 employee stock purchase plan.

                             SUMMARY FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

    The following summary financial data should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and the notes thereto included elsewhere in this prospectus. The statement of operations data for the fiscal years ended April 30, 1997, 1998 and 1999 are derived from, and are qualified by reference to, our audited financial statements included elsewhere in this prospectus. The statement of operations data for the fiscal years ended April 30, 1995 and 1996 are derived from unaudited financial statements not included in this prospectus. The statement of operations data for the three month periods ended July 31, 1998 and 1999 and the balance sheet data as of July 31, 1999 are derived from, and are qualified by reference to, our unaudited financial statements included elsewhere in this prospectus.



                                                                                       THREE MONTHS ENDED
                                            FISCAL YEAR ENDED APRIL 30,                     JULY 31,
                               -----------------------------------------------------  --------------------
                                 1995       1996       1997       1998       1999       1998       1999
                               ---------  ---------  ---------  ---------  ---------  ---------  ---------
STATEMENT OF OPERATIONS DATA:
Revenues.....................  $   2,684  $   5,660  $   8,457  $  22,067  $  35,471  $   6,794  $  13,879
Gross profit.................      1,822      2,538      5,019     13,362     19,957      4,128      7,627
Income from operations.......        654        700      1,374      7,094      5,254      1,603      2,247
Net income...................        433        463        947      4,358      3,077      1,053      1,300
Net income per share (1):
  Basic......................  $    0.01  $    0.01  $    0.02  $    0.10  $    0.08  $    0.03  $    0.04
  Diluted....................  $    0.01  $    0.01  $    0.02  $    0.10  $    0.07  $    0.03  $    0.03
Shares used in per share
  calculations (1):
  Basic......................     44,000     44,000     44,000     43,753     36,860     41,800     29,464
  Diluted....................     44,000     44,000     44,000     43,753     44,938     41,800     42,610



                                                                  JULY 31, 1999
                                                   -------------------------------------------
                                                                  PRO           PRO FORMA
                                                    ACTUAL     FORMA(2)      AS ADJUSTED(3)
                                                   ---------  -----------  -------------------
BALANCE SHEET DATA:
Cash and cash equivalents........................  $   5,404   $   5,404        $  83,642
Working capital..................................     14,007      14,007           92,245
Total assets.....................................     24,459      24,459          102,697
Long-term debt...................................     11,019      11,019                4
Convertible redeemable preferred stock...........     26,260          --               --
Total stockholders' equity (deficit)(4)..........    (19,950)      3,669           95,562


------------------------
(1) See Note 1 to our financial statements for a description of the computation of the number of shares and net income per share.
(2) The pro forma amounts give effect to the conversion of all outstanding shares of our convertible redeemable preferred stock into 8,981,897 shares of our common stock and 12,039,486 shares of our redeemable preferred stock.

(3) The pro forma as adjusted amounts reflect the pro forma amounts, as further adjusted to reflect the sale of 7,700,000 shares of common stock by Finisar in this offering, at an assumed initial public offering price of $13.00 per share after deducting the estimated underwriting discount and estimated offering expenses, and our receipt and application of the net proceeds, including the repayment of our term loan and redemption of all outstanding shares of redeemable preferred stock upon the closing of this offering. See "Use of Proceeds" and "Capitalization."

(4) Total stockholders' equity (deficit) reflects retained earnings of $10.8 million prior to giving effect to the repurchase of shares of our common stock for $31.7 million in November 1998.

                                  RISK FACTORS

    YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED BELOW BEFORE MAKING A DECISION TO BUY OUR COMMON STOCK. IF ANY OF THE FOLLOWING RISKS ACTUALLY OCCUR, OUR BUSINESS COULD BE HARMED, THE TRADING PRICE OF OUR COMMON STOCK COULD DECLINE AND YOU MAY LOSE ALL OR PART OF YOUR INVESTMENT. YOU SHOULD ALSO REFER TO THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS, INCLUDING OUR FINANCIAL STATEMENTS AND THE RELATED NOTES.


OUR FUTURE REVENUES ARE UNPREDICTABLE, OUR OPERATING RESULTS ARE LIKELY TO FLUCTUATE FROM QUARTER TO QUARTER, AND IF WE FAIL TO MEET THE EXPECTATIONS OF SECURITIES ANALYSTS OR INVESTORS, OUR STOCK PRICE COULD DECLINE SIGNIFICANTLY



    Our quarterly and annual operating results have fluctuated in the past and are likely to fluctuate significantly in the future due to a variety of factors, some of which are outside of our control. Accordingly, we believe that period-to-period comparisons of our results of operations are not meaningful and should not be relied upon as indications of future performance. Some of the factors that could cause our quarterly or annual operating results to fluctuate include market acceptance of our products and the Gigabit Ethernet and Fibre Channel standards, product development and production, competitive pressures and customer retention.


    We may experience a delay in generating or recognizing revenues for a number of reasons. Orders at the beginning of each quarter typically do not equal expected revenues for that quarter and are generally cancelable at any time. Accordingly, we depend on obtaining orders in a quarter for shipment in that quarter to achieve our revenue objectives. Failure to ship these products by the end of a quarter may adversely affect our operating results. Furthermore, our customer agreements typically provide that the customer may delay scheduled delivery dates and cancel orders within specified time frames without significant penalty. Because we base our operating expenses on anticipated revenue trends and a high percentage of our expenses are fixed in the short term, any delay in generating or recognizing forecasted revenues could significantly harm our business.

    It is likely that in some future quarters our operating results may fall below the expectations of securities analysts and investors. In this event, the trading price of our common stock would significantly decline.

OUR SUCCESS IS DEPENDENT ON THE CONTINUED DEVELOPMENT OF THE EMERGING HIGH-SPEED LAN, SAN AND EXTENDED NETWORK MARKETS


    Our optical subsystem and network performance test system products are used exclusively in high-speed local area networks, or LANs, storage area networks, or SANs, and extended networks. Accordingly, widespread adoption of high-speed LANs, SANs and extended networks is critical to our future success. The markets for high-speed LANs, SANs and extended networks have only recently begun to develop and are rapidly evolving. Because these markets are new and evolving, it is difficult to predict their potential size or future growth rate. Potential end-user customers who have invested substantial resources in their existing data storage and management systems may be reluctant or slow to adopt a new approach, like high-speed LANs, SANs or extended networks. Our success in generating revenue in these emerging markets will depend, among other things, on the growth of these markets. There is significant uncertainty as to whether these markets ultimately will develop or, if they do develop, that they will develop rapidly. If the markets for high-speed LANs, SANs or extended networks fail to develop or develop more slowly than expected, or if our products do not achieve widespread market acceptance in these markets, our business would be significantly harmed.

WE WILL FACE CHALLENGES TO OUR BUSINESS IF OUR TARGET MARKETS ADOPT ALTERNATE STANDARDS TO FIBRE CHANNEL AND GIGABIT ETHERNET TECHNOLOGY OR IF OUR PRODUCTS FAIL TO COMPLY WITH EVOLVING INDUSTRY STANDARDS AND GOVERNMENT REGULATIONS



    We have based our product offerings principally on Fibre Channel and Gigabit Ethernet standards and our future success is substantially dependent on the continued market acceptance of these standards. If an alternative technology is adopted as an industry standard within our target markets, we would have to dedicate significant time and resources to redesign our products to meet this new industry standard. For example, manufacturers have begun to develop networking systems with per-port transmission speeds of 10 gigabits per second, or Gbps, ten times faster than Gigabit Ethernet. We cannot assure you that we will be successful in re-designing our products or developing new products to meet this new standard or any other standard that may emerge. Our products comprise only a part of an entire networking system, and we depend on the companies that provide other components to support industry standards as they evolve. The failure of these companies, many of which are significantly larger than we are, to support these industry standards could negatively impact market acceptance of our products. Moreover, if we introduce a product before an industry standard has become widely accepted, we may incur significant expenses and losses due to lack of customer demand, unusable purchased components for these products and the diversion of our engineers from future product development efforts. In addition, because we may develop some products prior to the adoption of industry standards, we may develop products that do not comply with the eventual industry standard. Our failure to develop products that comply with industry standards would limit our ability to sell our products. Finally, if new standards evolve, we may not be able to successfully design and manufacture new products in a timely fashion, if at all, that meet these new standards.


    In the United States, our products must comply with various regulations and standards defined by the Federal Communications Commission and Underwriters Laboratories. Internationally, products that we develop also will be required to comply with standards established by local authorities in various countries. Failure to comply with existing or evolving standards established by regulatory authorities or to obtain timely domestic or foreign regulatory approvals or certificates could significantly harm our business.

WE DEPEND ON LARGE PURCHASES FROM A FEW SIGNIFICANT CUSTOMERS, AND ANY LOSS, CANCELLATION, REDUCTION OR DELAY IN PURCHASES BY THESE CUSTOMERS COULD HARM OUR BUSINESS

    A small number of customers have accounted for a significant portion of our revenues. Our success will depend on our continued ability to develop and manage relationships with significant customers. Sales to Newbridge Networks Corporation and EMC Corporation represented 34.9% and 19.0% of our revenues during the three month period ended July 31, 1999, 25.1% and 20.8% of our revenues for fiscal 1999 and 43.9% and 14.6% of our revenues for fiscal 1998. Although we are attempting to expand our customer base, we expect that significant customer concentration will continue for the foreseeable future.


    The markets in which we sell our products are dominated by a relatively small number of systems manufacturers, thereby limiting the number of our potential customers. Our dependence on large orders from a relatively small number of customers makes our relationship with each customer critically important to our business. We cannot assure you that we will be able to retain our largest customers, that we will be able to attract additional customers or that our customers will be successful in selling their products which incorporate our products. We have in the past experienced delays and reductions in orders from some of our major customers. In addition, our customers have in the past sought price concessions from us and will continue to do so in the future. Further, some of our customers may in the future shift their purchases of products from us to our competitors or to joint ventures between these customers and our competitors. The loss of one or more of our largest customers, any reduction or delay in sales to these customers, our inability to successfully develop relationships with additional customers or future price concessions that we may make could significantly harm our business.

BECAUSE WE DO NOT HAVE LONG-TERM CONTRACTS WITH OUR CUSTOMERS, OUR CUSTOMERS MAY CEASE PURCHASING OUR PRODUCTS AT ANY TIME IF WE FAIL TO MEET OUR CUSTOMERS' NEEDS

    We do not have long-term contracts with our customers. As a result, our agreements with our customers do not provide any assurance of future sales.
Accordingly:

    - our customers can stop purchasing our products at any time without penalty;

    - our customers are free to purchase products from our competitors; and

    - our customers are not required to make minimum purchases.

    Sales are typically made pursuant to individual purchase orders, often with extremely short lead times. If we are unable to fulfill these orders in a timely manner, we will lose sales and customers.

OUR MARKET IS SUBJECT TO RAPID TECHNOLOGICAL CHANGE, AND TO COMPETE EFFECTIVELY, WE MUST CONTINUALLY INTRODUCE NEW PRODUCTS THAT ACHIEVE MARKET ACCEPTANCE

    The markets for our products are characterized by rapid technological change, frequent new product introductions, changes in customer requirements and evolving industry standards. We expect that new technologies will emerge as competition and the need for higher and more cost effective bandwidth increases. Our future performance will depend on the successful development, introduction and market acceptance of new and enhanced products that address these changes as well as current and potential customer requirements. The introduction of new and enhanced products may cause our customers to defer or cancel orders for existing products. We have in the past experienced delays in product development and such delays may occur in the future. Therefore, to the extent customers defer or cancel orders in the expectation of a new product release or there is any delay in development or introduction of our new products or enhancements of our products, our operating results would suffer. We also may not be able to develop the underlying core technologies necessary to create new products and enhancements, or to license these technologies from third parties. Product development delays may result from numerous factors, including:

    - changing product specifications and customer requirements;

    - difficulties in hiring and retaining necessary technical personnel;

    - difficulties in reallocating engineering resources and overcoming resource limitations;

    - difficulties with contract manufacturers;

    - changing market or competitive product requirements; and

    - unanticipated engineering complexities.

    The development of new, technologically advanced products is a complex and uncertain process requiring high levels of innovation and highly skilled engineering and development personnel, as well as the accurate anticipation of technological and market trends. We cannot assure you that we will be able to identify, develop, manufacture, market or support new or enhanced products successfully, if at all, or on a timely basis. Further, we cannot assure you that our new products will gain market acceptance or that we will be able to respond effectively to product announcements by competitors, technological changes or emerging industry standards. Any failure to respond to technological change would significantly harm our business.

CONTINUED COMPETITION IN OUR MARKETS MAY LEAD TO A REDUCTION IN OUR PRICES, REVENUES AND MARKET SHARE

    The markets for optical subsystems and network performance test systems for use in LANs, SANs and extended networks are highly competitive. Our current competitors include a number of domestic and international companies, many of which have substantially greater financial, technical, marketing, distribution resources and brand name recognition than we have. We expect that more companies, including some of our customers, will enter the market for optical subsystems and network performance test systems. We may not be able to compete successfully against either current or future competitors. Increased competition could result in significant price erosion, reduced revenue, lower margins or loss of market share, any of which would significantly harm our business. For optical subsystems, we compete primarily with Agilent Technologies, Inc., Cielo Communications, Inc., International Business Machines Corporation and Vixel Corporation. For network performance test systems, we compete primarily with Ancot Corporation, I-Tech Corporation and Xyratex International. Our competitors continue to introduce improved products with lower prices, and we will have to do the same to remain competitive. In addition, some of our current and potential customers may attempt to integrate their operations by producing their own optical subsystems and network performance test systems or acquiring one of our competitors, thereby eliminating the need to purchase our products. Furthermore, larger companies in other related industries, such as the telecommunications industry, may develop or acquire technologies and apply their significant resources, including their distribution channels and brand name recognition, to capture significant market share.


WE EXPECT AVERAGE SELLING PRICES OF OUR PRODUCTS TO DECREASE WHICH MAY REDUCE GROSS MARGINS OR REVENUES, AND, AS A RESULT, WE MUST CONTINUE TO REDUCE OUR PRODUCT COSTS IN ORDER TO PRICE OUR PRODUCTS COMPETITIVELY


    The market for optical subsystems is characterized by declining average selling prices resulting from factors such as increased competition, the introduction of new products and increased unit volumes as manufacturers continue to deploy network and storage systems. We have in the past experienced and in the future may experience, substantial period-to-period fluctuations in operating results due to declining average selling prices. We anticipate that average selling prices will decrease in the future in response to product introductions by competitors or us, or by other factors, including price pressures from significant customers. Therefore, we must continue to develop and introduce on a timely basis new products that incorporate features that can be sold at higher average selling prices. Failure to do so could cause our revenues and gross margins to decline, which would significantly harm our business.


    We may be unable to reduce the cost of our products sufficiently to enable us to compete with others. Our cost reduction efforts may not allow us to keep pace with competitive pricing pressures or lead to improved gross margins. In order to remain competitive, we must continually reduce the cost of manufacturing our products through design and engineering changes. We may not be successful in redesigning our products or delivering our products to market in a timely manner. We cannot assure you that any redesign will result in sufficient cost reductions to allow us to reduce the price of our products to remain competitive or improve our gross margin.

WE ARE SUBJECT TO A PENDING LEGAL PROCEEDING

    In April 1999, Methode Electronics, a manufacturer of electronic component devices, filed a lawsuit against us and another manufacturer alleging that our optoelectronic products infringe four patents held by Methode. The lawsuit seeks monetary damages and injunctive relief. We believe that we have strong defenses against Methode's lawsuit, and we intend to defend the suit vigorously. However, the litigation is in the preliminary stage, and we cannot predict its outcome. The litigation process is inherently uncertain and we may not prevail. Patent litigation is particularly complex and can extend for a protracted time, which can substantially increase the cost of such litigation. In connection with the Methode litigation, we have incurred, and expect to continue to incur, substantial legal fees and expenses. The Methode litigation has also diverted, and is expected to continue to divert, the efforts and attention of some of our key management and technical personnel. As a result, our defense of this litigation, regardless of its eventual outcome, has been, and will likely continue to be, costly and time consuming. Should the outcome of the litigation be adverse to us, we could be required to pay significant monetary damages to Methode and could be enjoined from selling those of our products found to infringe Methode's patents unless and until we are able to negotiate a license from Methode.

In the event that we obtain a license from Methode, we would likely be required to make royalty payments with respect to sales of our products covered by the license. Any such royalty payments would increase our cost of revenues and reduce our gross profit. If we are required to pay significant monetary damages, are enjoined from selling any of our products or are required to make royalty payments pursuant to any such license agreement, our business would be significantly harmed. See "Business--Pending Legal Proceeding."

OUR CUSTOMERS OFTEN EVALUATE OUR PRODUCTS FOR LONG AND VARIABLE PERIODS WHICH CAUSES THE TIMING OF PURCHASES AND OUR RESULTS OF OPERATIONS TO BE UNPREDICTABLE

    The period of time between our initial contact with a customer and the receipt of an actual purchase order may span a year or more. During this time, customers may perform, or require us to perform, extensive and lengthy evaluation and testing of our products before purchasing and using them in their equipment. Our customers do not typically share information on the duration or magnitude of these qualification procedures. The length of these qualification processes also may vary substantially by product and customer, and, thus, cause our results of operations to be unpredictable. While our potential customers are qualifying our products and before they place an order with us, we may incur substantial sales and marketing expenses and expend significant management effort. Even after incurring such costs we ultimately may not sell any products to such potential customers. In addition, these qualification processes often make it difficult to obtain new customers, as customers are reluctant to expend the resources necessary to qualify a new supplier if they have one or more existing qualified sources. Once our products have been qualified, our agreements with our customers have no minimum purchase commitments. Failure of our customers to incorporate our products into their systems would significantly harm our business.


WE DEPEND ON CONTRACT MANUFACTURERS FOR SUBSTANTIALLY ALL OF OUR ASSEMBLY REQUIREMENTS AND IF THESE MANUFACTURERS FAIL TO PROVIDE US WITH ADEQUATE SUPPLIES OF HIGH-QUALITY PRODUCTS, OUR COMPETITIVE POSITION, REPUTATION AND BUSINESS COULD BE HARMED



    We currently rely on three contract manufacturers for substantially all of our assembly requirements. We do not have long term contracts with any of these manufacturers. We have experienced delays in product shipments from contract manufacturers in the past, which in turn delayed product shipments to our customers. We may in the future experience similar delays or other problems, such as inferior quality and insufficient quantity of product, any of which could significantly harm our business. We cannot assure you that we will be able to effectively manage our contract manufacturers or that these manufacturers will meet our future requirements for timely delivery of products of sufficient quality and quantity. We intend to regularly introduce new products and product enhancements, which will require that we rapidly achieve volume production by coordinating our efforts with those of our suppliers and contract manufacturers. The inability of our contract manufacturers to provide us with adequate supplies of high-quality products or the loss of any of our contract manufacturers would cause a delay in our ability to fulfill orders while we obtain a replacement manufacturer and would significantly harm our business.


    If the demand for our products grows, we will need to increase our material purchases, contract manufacturing capacity and internal test and quality assurance functions. Any disruptions in product flow could limit our revenue, adversely affect our competitive position and reputation and result in additional costs or cancellation of orders under agreements with our customers.

    In addition, we are considering sourcing a significant portion of our contract manufacturing internationally. Additional risks associated with international contract manufacturing include:

    - unexpected changes in regulatory requirements;

    - legal uncertainties regarding liability, tariffs and other trade barriers;

    - inadequate protection of intellectual property in some countries;

    - greater incidence of shipping delays;

    - limited oversight of manufacturing operations;

    - potential political and economic instability; and

    - currency fluctuations.

    Any of these factors could significantly impair our ability to source our contract manufacturing requirements internationally.

WE MAY LOSE SALES IF OUR SUPPLIERS FAIL TO MEET OUR NEEDS

    We currently purchase several key components used in the manufacture of our products from single or limited sources. We depend on these sources to meet our needs. Moreover, we depend on the quality of the products supplied to us over which we have limited control. We have encountered shortages and delays in obtaining components in the past and expect to encounter shortages and delays in the future. If we cannot supply products due to a lack of components, or are unable to redesign products with other components in a timely manner, our business will be significantly harmed. We have no long-term or short-term contracts for any of our components. As a result, a supplier can discontinue supplying components to us without penalty. If a supplier discontinued supplying a component, our business may be harmed by the resulting product manufacturing and delivery delays.

    We use rolling forecasts based on anticipated product orders to determine our component requirements. Lead times for materials and components that we order vary significantly and depend on factors such as specific supplier requirements, contract terms and current market demand for particular components. If we overestimate our component requirements, we may have excess inventory, which would increase our costs. If we underestimate our component requirements, we may have inadequate inventory, which could interrupt our manufacturing and delay delivery of our products to our customers. Any of these occurrences would significantly harm our business.


WE ARE DEPENDENT ON WIDESPREAD MARKET ACCEPTANCE OF TWO PRODUCT FAMILIES, AND OUR REVENUES WILL DECLINE IF THE MARKET DOES NOT CONTINUE TO ACCEPT EITHER OF THESE PRODUCT FAMILIES


    We currently derive substantially all of our revenue from sales of our optical subsystems and network performance test systems. We expect that revenue from these products will continue to account for substantially all of our revenue for the foreseeable future. Accordingly, widespread acceptance of these products is critical to our future success. If the market does not continue to accept either our optical subsystems or our network performance test systems, our revenues will decline significantly. Factors that may affect the market acceptance of our products include the continued growth of the markets for LANs, SANs and extended versions of these networks and, in particular, Gigabit Ethernet and Fibre Channel-based technologies as well as the performance, price and total cost of ownership of our products and the availability, functionality and price of competing products and technologies. Many of these factors are beyond our control. In addition, in order to achieve widespread market acceptance, we must differentiate ourselves from the competition through product offerings and brand name recognition. We cannot assure you that we will be successful in making this differentiation or achieving widespread acceptance of our products. Failure of our existing or future products to maintain and achieve widespread levels of market acceptance will significantly impair our revenue growth.


BECAUSE OF INTENSE COMPETITION FOR TECHNICAL PERSONNEL, WE MAY NOT BE ABLE TO RECRUIT OR RETAIN NECESSARY PERSONNEL


    We believe our future success will depend in large part upon our ability to attract and retain highly skilled managerial, technical, sales and marketing, finance and manufacturing personnel. In particular, we will need to increase the number of technical staff members with experience in high-speed networking applications as we further develop our product lines. Competition for these highly skilled employees in our industry is intense. Our failure to attract and retain these qualified employees could significantly harm our business. The loss of the services of any of our qualified employees, the inability to attract or retain qualified personnel in the future or delays in hiring required personnel could hinder the development and introduction of and negatively impact our ability to sell our products. In addition, employees may leave our company and subsequently compete against us. Moreover, companies in our industry whose employees accept positions with competitors frequently claim that their competitors have engaged in unfair hiring practices. We have been subject to claims of this type and may be subject to such claims in the future as we seek to hire qualified personnel. Some of these claims may result in material litigation. We could incur substantial costs in defending ourselves against these claims, regardless of their merits.



CONTINUED RAPID GROWTH WILL STRAIN OUR OPERATIONS AND REQUIRE US TO INCUR COSTS TO UPGRADE OUR INFRASTRUCTURE


    We have experienced a period of rapid growth, which has placed a significant strain on our resources. Unless we manage our growth effectively, we may make mistakes in operating our business, such as inaccurate sales forecasting, material planning and financial reporting, which may result in fluctuations in our operating results and cause the price of our stock to decline. We plan to continue to expand our operations significantly. This anticipated growth will continue to place a significant strain on our management and operational resources. In order to manage our growth effectively, we must implement and improve our operational systems, procedures and controls on a timely basis. If we cannot manage growth effectively, our business could be significantly harmed.


OUR PRODUCTS MAY CONTAIN DEFECTS WHICH MAY CAUSE US TO INCUR SIGNIFICANT COSTS, DIVERT OUR ATTENTION FROM PRODUCT DEVELOPMENT EFFORTS AND RESULT IN A LOSS OF CUSTOMERS


    Networking products frequently contain undetected software or hardware defects when first introduced or as new versions are released. Our products are complex and defects may be found from time to time. In addition, our products are often embedded in or deployed in conjunction with our customers' products which incorporate a variety of components produced by third parties. As a result, when problems occur, it may be difficult to identify the source of the problem. These problems may cause us to incur significant damages or warranty and repair costs, divert the attention of our engineering personnel from our product development efforts and cause significant customer relation problems or loss of customers, all of which would harm our business.

OUR FAILURE TO PROTECT OUR INTELLECTUAL PROPERTY MAY SIGNIFICANTLY HARM OUR BUSINESS


    Our success and ability to compete is dependent in part on our proprietary technology. We rely on a combination of patent, copyright, trademark and trade secret laws, as well as confidentiality agreements and licensing arrangements, to establish and protect our proprietary rights. To date, we have relied primarily on proprietary processes and know-how to protect our intellectual property. Although we have filed for several patents, some of which have issued, we cannot assure you that any patents will issue as a result of pending patent applications or that our issued patents will be upheld. Any infringement of our proprietary rights could result in significant litigation costs, and any failure to adequately protect our proprietary rights could result in our competitors offering similar products, potentially resulting in loss of a competitive advantage and decreased revenues. Despite our efforts to protect our proprietary rights, existing patent, copyright, trademark and trade secret laws afford only limited protection. In addition, the laws of some foreign countries do not protect our proprietary rights to the same extent as do the laws of the United States. Attempts may be made to copy or reverse engineer aspects of our products or to obtain and use information that we regard as proprietary. Accordingly, we may not be able to prevent misappropriation of our technology or deter others from developing similar technology. Furthermore, policing the unauthorized use of our products is difficult. Litigation may be necessary in the future to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. This litigation could result in substantial costs and diversion of resources and could significantly harm our business.

CLAIMS THAT WE INFRINGE THIRD-PARTY INTELLECTUAL PROPERTY RIGHTS COULD RESULT IN SIGNIFICANT EXPENSES OR RESTRICTIONS ON OUR ABILITY TO SELL OUR PRODUCTS

    The networking industry is characterized by the existence of a large number of patents and frequent litigation based on allegations of patent infringement. We are currently involved in a patent infringement lawsuit. See "Risk Factors--We are subject to a pending legal proceeding." In addition, from time to time, other parties may assert patent, copyright, trademark and other intellectual property rights to technologies and in various jurisdictions that are important to our business. Any claims asserting that our products infringe or may infringe proprietary rights of third parties, if determined adversely to us, could significantly harm our business. Any claims, with or without merit, could be time-consuming, result in costly litigation, divert the efforts of our technical and management personnel, cause product shipment delays or require us to enter into royalty or licensing agreements, any of which could significantly harm our business. Royalty or licensing agreements, if required, may not be available on terms acceptable to us, if at all. In addition, our agreements with our customers typically require us to indemnify our customers from any expense or liability resulting from claimed infringement of third party intellectual property rights. In the event a claim against us was successful and we could not obtain a license to the relevant technology on acceptable terms or license a substitute technology or redesign our products to avoid infringement, our business would be significantly harmed.


IF WE ARE UNABLE TO EXPAND OUR DIRECT SALES OPERATION AND RESELLER DISTRIBUTION CHANNELS OR SUCCESSFULLY MANAGE OUR EXPANDED SALES ORGANIZATION, OUR ABILITY TO INCREASE OUR REVENUES WILL BE HARMED



    Historically, we have relied primarily on a limited direct sales organization, supported by third party manufacturers' representatives, to sell our products domestically and on indirect distribution channels to sell our products internationally. Our distribution strategy focuses primarily on developing and expanding our direct sales organization in North America and our indirect distribution channels internationally. We may not be able to successfully expand our direct sales organization and the cost of any expansion may exceed the revenue generated. To the extent that we are successful in expanding our direct sales organization, we cannot assure you that we will be able to compete successfully against the significantly larger and well-funded sales and marketing operations of many of our current or potential competitors. In addition, if we fail to develop relationships with significant international resellers or domestic manufacturers' representatives, of if these resellers or representatives are not successful in their sales or marketing efforts, sales of our products may decrease and our business would be significantly harmed. We have granted exclusive rights to substantially all of our resellers to sell our product and to our representatives to market our products in their specified territories. Our resellers and representatives may not market our products effectively or continue to devote the resources necessary to provide us with effective sales, marketing and technical support. Our inability to effectively manage the expansion of our domestic sales and support staff or maintain existing or establish new relationships with domestic manufacturer representatives and international resellers would harm our business.

IF WE OR OUR SUPPLIERS, MANUFACTURERS, CUSTOMERS OR SERVICE PROVIDERS FAIL TO BE YEAR 2000 COMPLIANT, OUR BUSINESS MIGHT BE SEVERELY DISRUPTED

    The risk that software or hardware inaccurately process dates following the year 2000 presents several risks for our business. In particular, we are subject to:

    - costs associated with the failure of our products to be year 2000 compliant, including potential warranty or other claims from our customers, which may result in significant expense to us;

    - business shutdowns or slowdowns as a result of a failure of the internal management systems we use to run our business, which could disrupt our business operations;

    - interruption of product or component supplies, or a reduction in product quality, as a result of the failure of systems used by our manufacturers or suppliers; and

    - reductions or deferrals in sales activities as a result of year 2000 compliance issues of our customers.

    Our internal year 2000 compliance review is focused on reviewing our internal computer information and security systems for year 2000 compliance, and developing and implementing remedial programs to resolve year 2000 issues in a timely manner; however, we have not tested our products in every possible computer environment, and therefore such products may not be fully year 2000 compliant. Additionally, we are contacting our third party suppliers and manufacturers and requesting their written assurances that their systems are year 2000 compliant. To date, our year 2000 costs have been primarily driven by the cost of our personnel conducting the year 2000 compliance review. We estimate such costs to date have been $100,000.

    If our suppliers, manufacturers, vendors, major distributors and partners fail to correct their year 2000 problems, these failures could result in an interruption in, or a failure of, our normal business activities or operations. In particular, the failure of a sole or limited source supplier or contract manufacturer to be year 2000 compliant could seriously interrupt our manufacturing process, which could substantially reduce our revenues. If a year 2000 problem occurs, it may be difficult to determine which vendor's products have caused the problem. These failures could interrupt our operations and damage our relationships with our customers. Due to the general uncertainty inherent in the year 2000 problem resulting from the readiness of third-party suppliers and vendors, we are unable to determine at this time whether any year 2000 failures will harm us.

    Our customers' purchasing plans could be affected by year 2000 issues if they need to expend significant resources to fix their existing systems. This situation may reduce funds available to purchase our products. Therefore, some customers may wait to purchase our products until after the year 2000, which may reduce our revenue. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Year 2000 Compliance."


ANY ACQUISITIONS THAT WE UNDERTAKE COULD BE DIFFICULT TO INTEGRATE, DISRUPT OUR BUSINESS, DILUTE STOCKHOLDER VALUE AND HARM OUR OPERATING RESULTS


    We expect to review opportunities to buy other businesses or technologies that would complement our current products, expand the breadth of our markets or enhance our technical capabilities, or that may otherwise offer growth opportunities. While we have no current agreements or negotiations underway, we may buy businesses, products or technologies in the future. If we make any future acquisitions, we could issue stock that would dilute existing stockholders' percentage ownership, incur substantial debt or assume contingent liabilities. Our experience in acquiring other business and technologies is limited. Potential acquisitions also involve numerous risks, including:

    - problems assimilating the purchased operations, technologies or products;

    - unanticipated costs associated with the acquisition;

    - diversion of management's attention from our core business;

    - adverse effects on existing business relationships with suppliers and customers;

    - risks associated with entering markets in which we have no or limited prior experience; and

    - potential loss of key employees of purchased organizations.

    We cannot assure you that we would be successful in overcoming problems encountered in connection with such acquisitions, and our inability to do so could significantly harm our business.


OUR EXECUTIVE OFFICERS AND DIRECTORS AND ENTITIES AFFILIATED WITH THEM WILL CONTINUE TO OWN A LARGE PERCENTAGE OF OUR VOTING STOCK AFTER THE OFFERING, WHICH WILL ALLOW THEM TO CONTROL ALL MATTERS REQUIRING STOCKHOLDER APPROVAL



    Upon completion of this offering, our executive officers, directors and 5% or greater stockholders will beneficially own 33,503,887 shares or approximately
66.5% of the outstanding shares of common stock, or   shares or   %, assuming
the full exercise of the underwriters' over-allotment option. These stockholders, acting together, would be able to control all matters requiring approval by stockholders, including the election or removal of directors and the approval of mergers or other business combination transactions. This concentration of ownership could have the effect of delaying or preventing a change in our control or otherwise discouraging a potential acquirer from attempting to obtain control of us, which in turn could have an adverse effect on the market price of our common stock or prevent our stockholders from realizing a premium over the market price for their shares of common stock. See "Principal and Selling Stockholders."



IF WE ARE UNABLE TO EXPAND OUR INTERNATIONAL OPERATIONS OR MANAGE THEM EFFECTIVELY, OUR BUSINESS WOULD BE SIGNIFICANTLY HARMED


    Historically, substantially all of our sales have been made to customers in North America. To address expanding international markets, we have recently established relationships with distributors in Japan, the United Kingdom and Israel. The growth of our distribution channels outside of North America will be subject to a number of risks and uncertainties, including:

    - the difficulties and costs of obtaining regulatory approvals for our products;

    - unexpected changes in regulatory requirements;

    - legal uncertainties regarding liability, tariffs and other trade barriers;

    - inadequate protection of intellectual property in some countries;

    - increased difficulty in collecting delinquent or unpaid accounts;

    - potentially adverse tax consequences;

    - adoption of different local standards; and

    - potential political and economic instability.

    Any of these factors could significantly harm our existing international operations and business or significantly impair our ability to expand into international markets.

    Our international sales currently are U.S. dollar-denominated. As a result, an increase in the value of the U.S. dollar relative to foreign currencies could make our products less competitive in international markets. In the future, we may elect to invoice some of our international customers in local currency. Doing so will subject us to fluctuations in exchange rates between the U.S. dollar and the particular local currency.


DELAWARE LAW AND OUR CHARTER DOCUMENTS CONTAIN PROVISIONS THAT COULD DISCOURAGE OR PREVENT A POTENTIAL TAKEOVER, EVEN IF SUCH A TRANSACTION WOULD BE BENEFICIAL TO OUR STOCKHOLDERS


    Some provisions of our Certificate of Incorporation and Bylaws, as well as provisions of Delaware law, may discourage, delay or prevent a merger or acquisition that a stockholder may consider favorable. These provisions include:

    - authorizing the board to issue additional preferred stock;

    - prohibiting cumulative voting in the election of directors;

    - limiting the persons who may call special meetings of stockholders;

    - prohibiting stockholder actions by written consent;

    - creating a classified Board of Directors pursuant to which our directors are elected for staggered three-year terms; and

    - establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings.

    For a more detailed discussion of such anti-takeover provisions, see "Description of Capital Stock."


OUR MANAGEMENT WILL HAVE BROAD DISCRETION OVER THE USE OF PROCEEDS FROM THIS OFFERING AND MAY NOT OBTAIN A SIGNIFICANT RETURN ON THE USE OF THESE PROCEEDS


    Net proceeds of this offering are not allocated for a specific purpose. Our management will have broad discretion in determining how to spend the net proceeds from this offering and may spend the proceeds in a manner that our stockholders may not deem desirable. We cannot assure you that our investments and use of the net proceeds of this offering will yield favorable returns or results.

OUR HEADQUARTERS AND CONTRACT MANUFACTURERS ARE ALL LOCATED IN NORTHERN CALIFORNIA WHERE NATURAL DISASTERS MAY OCCUR


    Currently, our corporate headquarters and contract manufacturers are located in Northern California. Northern California historically has been vulnerable to natural disasters and other risks, such as earthquakes, fires and floods, which at times have disrupted the local economy and posed physical risks to our and our manufacturers' property. We presently do not have redundant, multiple site capacity in the event of a natural disaster. In the event of such disaster, our business would suffer.


SUBSTANTIAL NUMBERS OF SHARES OF OUR COMMON STOCK WILL BECOME AVAILABLE FOR SALE IN THE PUBLIC MARKET SIMULTANEOUSLY, WHICH COULD CAUSE THE MARKET PRICE OF OUR STOCK TO DECLINE


    Sales of substantial amounts of our common stock in the public market following this offering, or the appearance that a large number of shares is available for sale, could cause the market price of our common stock to decline. The number of shares of common stock available for sale in the public market will be limited by lock-up agreements under which the holders of substantially all of our outstanding shares of common stock and options and warrants to purchase common stock will agree not to sell or otherwise dispose of any of their shares for a period of 180 days after the date of this prospectus without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated. Upon the expiration of these lock-up agreements and assuming the full exercise of all vested options to purchase common stock outstanding on October 15, 1999, approximately 39,807,829 shares of common stock will become eligible for sale simultaneously. Moreover, Merrill Lynch may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to lock-up agreements. In addition to the adverse effect a price decline could have on holders of common stock, that decline would likely impede our ability to raise capital through the issuance of additional shares of common stock or other equity securities. See "Shares Eligible for Future Sale" and "Underwriting."


YOU WILL EXPERIENCE IMMEDIATE AND SUBSTANTIAL DILUTION IN THE NET TANGIBLE BOOK VALUE OF THE STOCK YOU PURCHASE



    The initial public offering price of our common stock will be substantially higher than the pro forma net tangible book value per share of the outstanding common stock immediately after the offering. Therefore, based on an assumed initial public offering price of $13.00 per share, if you purchase our common stock in this offering you will suffer immediate dilution of approximately $11.06 per share. If additional shares are sold by the underwriters following exercise of their over-allotment option, or if outstanding options or warrants for our common stock are exercised, there will be further dilution. See "Dilution."


OUR STOCK PRICE MAY BE VOLATILE AND YOU MAY BE UNABLE TO RESELL YOUR SHARES AT OR ABOVE THE OFFERING PRICE

    There previously has not been a public market for our common stock. We cannot predict the extent to which investor interest in us will lead to the development of a trading market or how liquid that market might become. The initial public offering price for our common stock will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of prices that will prevail in the trading market. For a discussion of the factors to be considered in determining the initial public offering price, see "Underwriting."

    In addition, the stock market in general, and the Nasdaq National Market and stocks of technology companies in particular, have experienced extreme price and volume fluctuations. This volatility is often unrelated or disproportionate to the operating performance of these companies. Broad market and industry factors may adversely affect the market price of our common stock, regardless of our actual operating performance. In the past, following periods of volatility in the market price of a company's securities, securities class-action litigation has often been initiated against these companies. This litigation, if initiated, could result in substantial costs and a diversion of management's attention and resources, which would significantly harm our business.

                           FORWARD-LOOKING STATEMENTS

    This prospectus contains forward-looking statements. We use words like "anticipates," "believes," "plans," "expects," "future," "intends" and similar expressions to identify these forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions about us, including:

    - uncertainty regarding the commercial acceptance of high-speed networking and storage technologies;

    - uncertainty regarding our future operating results;

    - our ability to introduce new products;

    - delays or losses of sales due to long sales and implementation cycles for our products;

    - the possibility of lower prices, reduced gross margins and loss of market share due to increased competition; and

    - increased demands on our resources due to anticipated growth.

    In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events.

                                USE OF PROCEEDS


    We estimate our net proceeds from the sale of the 7,700,000 shares of common stock offered by Finisar in this offering to be approximately $91.9 million, based on an assumed initial public offering price of $13.00 per share and after deducting the estimated underwriting discount and offering expenses. We will not receive any of the proceeds from any shares that may be sold by the selling stockholders upon exercise of the underwriters' over-allotment option.


    We intend to use the net proceeds of this offering:

    - to repay outstanding indebtedness of approximately $11.0 million under our bank credit facility;

    - to redeem all outstanding shares of our redeemable preferred stock for $2,640,260; and

    - for general corporate purposes, including capital expenditures and working capital.

    We may also use a portion of the net proceeds to acquire or invest in complementary businesses or products or to obtain the right to use complementary technologies. However, we have no current commitments or agreements with respect to any of these types of acquisitions or investments. Pending these uses, we intend to invest the net proceeds from this offering in short-term, investment-grade, interest-bearing securities.


    Borrowings under our credit facility bear interest at our election at the time of borrowing at either the London Interbank Offering Rate or the bank's prime rate. The interest rate on our credit facility was 7.38% per annum as of September 30, 1999.


                                DIVIDEND POLICY

    We have never paid cash dividends on our capital stock. We currently intend to retain future earnings to finance the growth and development of our business, and we do not anticipate paying any cash dividends in the foreseeable future. In addition, the terms of our bank credit agreement currently prohibit the payment of dividends on our capital stock.

                                 CAPITALIZATION

    The following table sets forth our short-term debt and total capitalization as of July 31, 1999:


    - on an actual basis;



    - on a pro forma basis, giving effect to the conversion of all outstanding shares of convertible redeemable preferred stock into 8,981,897 shares of common stock and 12,039,486 shares of redeemable preferred stock; and



    - on a pro forma basis, as further adjusted to reflect the sale of 7,700,000 shares of common stock by Finisar in this offering, at an assumed initial public offering price of $13.00 per share after deducting the estimated underwriting discount and estimated offering expenses, and our receipt and application of the net proceeds.



                                                                                           JULY 31, 1999
                                                                                -----------------------------------
                                                                                                         PRO FORMA
                                                                                 ACTUAL     PRO FORMA   AS ADJUSTED
                                                                                ---------  -----------  -----------
                                                                                 (IN THOUSANDS, EXCEPT SHARE DATA)
Current portion of capital lease obligations..................................  $      51   $      51    $      51
                                                                                ---------  -----------  -----------
                                                                                ---------  -----------  -----------

Long-term portion of note payable and capital lease obligations...............  $  11,019   $  11,019    $       4

Convertible redeemable preferred stock, no par value: 12,100,000 shares authorized, 12,039,486 shares issued and outstanding, actual; 12,100,000 shares authorized, no shares issued or outstanding, pro forma; no shares
  authorized, issued or outstanding, proforma as adjusted.....................     26,260          --           --

Redeemable preferred stock, no par value: 12,100,000 shares authorized, no shares issued or outstanding, actual; 12,100,000 shares authorized,
  12,039,486 issued and outstanding, pro forma; no shares authorized, issued
  or outstanding, pro forma as adjusted.......................................         --       2,640           --

Stockholders' equity (deficit):

    Preferred stock, $0.001 par value; no shares authorized, issued or outstanding, actual and pro forma; 5,000,000 shares authorized, no
      shares issued or outstanding, pro forma as adjusted.....................         --          --           --

    Common stock, no par value; 75,000,000 shares authorized, 32,512,365 shares issued and outstanding, actual; 75,000,000 shares authorized,
      41,494,262 shares issued and outstanding, pro forma; Common Stock,
      $0.001 par value; 200,000,000 shares authorized, 49,194,262 shares
      issued and outstanding, pro forma as adjusted (1).......................      4,073      27,692      119,585

    Deferred stock compensation...............................................     (1,373)     (1,373)      (1,373)

    Notes receivable from stockholders........................................     (1,671)     (1,671)      (1,671)

    Retained earnings (accumulated deficit) (2)...............................    (20,979)    (20,979)     (20,979)
                                                                                ---------  -----------  -----------

      Total stockholders' equity (deficit) (2)................................  $ (19,950)  $   3,669    $  95,562
                                                                                ---------  -----------  -----------
                                                                                ---------  -----------  -----------

        Total capitalization..................................................  $  17,329   $  17,328    $  95,566
                                                                                ---------  -----------  -----------
                                                                                ---------  -----------  -----------


------------------------------

(1) Excludes:


    - 1,356,540 shares of common stock issuable upon exercise of options outstanding at July 31, 1999 under our 1989 and 1999 stock option plans, with a weighted average exercise price of $0.50 per share, 1,470,000 shares of common stock issuable upon exercise of options granted subsequent to July 31, 1999 with a weighted average exercise price of $3.5347 per share, and an additional 5,065,000 shares reserved for issuance under our 1999 stock option plan as of October 15, 1999; and


    - 250,000 shares of common stock reserved for issuance under our 1999 employee stock purchase plan.

     See "Management--Stock Plans," "Description of Capital Stock" and Note 6 to our financial statements.

(2) Reflects retained earnings of $10.8 million prior to giving effect to the repurchase of shares of our common stock for $31.7 million in November 1998.

                                    DILUTION


    The pro forma net tangible book value of our common stock as of July 31, 1999 was approximately $3.6 million, or $0.09 per share. Pro forma net tangible book value per share represents the amount of our total assets, excluding net intangible assets, less our total liabilities, divided by the total number of shares of common stock outstanding, after giving effect to the conversion of all outstanding shares of convertible redeemable preferred stock into an aggregate of 8,981,897 shares of common stock and 12,039,486 shares of redeemable preferred stock, and the redemption of all outstanding shares of redeemable preferred stock. Dilution in pro forma net tangible book value per share represents the difference between the amount per share paid by investors in this offering and the pro forma net tangible book value per share of our common stock immediately after the offering. After giving effect to the sale of the 7,700,000 shares of common stock by us in this offering, at an assumed initial public offering price of $13.00 per share, and after deducting the estimated underwriting discount and estimated offering expenses payable by us, the pro forma net tangible book value of our common stock would have been $95.5 million, or $1.94 per share. This represents an immediate increase in net tangible book value of $1.85 per share to existing stockholders and an immediate dilution of $11.06 per share to new investors. The following table illustrates this per share dilution:



Assumed initial public offering price per share.................             $   13.00
                                                                             ---------
  Pro forma net tangible book value per share as of July 31,
    1999........................................................  $    0.09
  Increase per share attributable to new investors..............  $    1.85
                                                                  ---------
Pro forma net tangible book value per share after this
  offering......................................................             $    1.94
                                                                             ---------
Dilution per share to new investors.............................             $   11.06
                                                                             ---------
                                                                             ---------


    The following table summarizes, on a pro forma basis, as of July 31, 1999:

    - the number of shares of common stock purchased from us;

    - the total consideration paid to us;

    - the average price per share paid by existing stockholders; and

    - the average price per share paid by new investors, before deducting the estimated underwriting discount and offering expenses payable by us.


                                                       SHARES PURCHASED           TOTAL CONSIDERATION
                                                  --------------------------  ---------------------------  AVERAGE PRICE
                                                     NUMBER        PERCENT        AMOUNT        PERCENT      PER SHARE
                                                  -------------  -----------  --------------  -----------  -------------
Existing stockholders...........................     41,494,262        84.3%  $   26,799,005        21.1%    $    0.65
New investors...................................      7,700,000        15.7      100,100,000        78.9         13.00
                                                  -------------       -----   --------------       -----
    Total.......................................     49,194,262       100.0%  $  126,899,005       100.0%
                                                  -------------       -----   --------------       -----
                                                  -------------       -----   --------------       -----



    In the event that the underwriters exercise in full their over-allotment option, sales by the selling stockholders in this offering will reduce the number of shares of common stock held by existing stockholders to 40,339,262, or approximately 82.0% of the total number of shares of common stock outstanding after this offering, and will increase the number of shares held by new investors to 8,855,000, or approximately 18.0% of the total number of shares of common stock outstanding after this offering. See "Principal and Selling Stockholders."



    The information in the above table excludes 1,356,540 shares of common stock issuable upon exercise of options outstanding at July 31, 1999 under our 1989 and 1999 stock option plans, with a weighted average exercise price of $0.50 per share, and 1,470,000 shares of common stock issuable upon exercise of options granted subsequent to July 31, 1999 with a weighted average exercise price of $3.5347 per share as of October 15, 1999. To the extent these options are exercised, there will be further dilution to the new investors. See "Management--Stock Plans" and Note 6 to our financial statements.

                            SELECTED FINANCIAL DATA

    You should read the following selected financial data in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and the notes thereto included elsewhere in this prospectus. The statement of operations data set forth below for the years ended April 30, 1997, 1998 and 1999 and the balance sheet data as of April 30, 1998 and 1999 are derived from, and are qualified by reference to, our audited financial statements included elsewhere in this prospectus. The balance sheet data as of April 30, 1997 are derived from audited financial statements not included in this prospectus. The statement of operations data set forth below for the years ended April 30, 1995 and 1996 and the balance sheet data as of April 30, 1995 and 1996 are derived from unaudited financial statements not included in this prospectus. The statement of operations data set forth below for the three month periods ended July 31, 1998 and 1999 and the balance sheet data as of July 31, 1999 are derived from, and are qualified by reference to, our unaudited financial statements included elsewhere in this prospectus. The unaudited financial statements include all normal recurring adjustments that we consider necessary for a fair presentation of our financial position and results of operations. The results of operations for the three months ended July 31, 1999 are not necessarily indicative of the results that may be expected for the full fiscal year ending April 30, 2000, or any other future period.


                                                                                                            THREE MONTHS ENDED
                                                                 FISCAL YEAR ENDED APRIL 30,                     JULY 31,
                                                    -----------------------------------------------------  --------------------
                                                      1995       1996       1997       1998       1999       1998       1999
                                                    ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Revenues........................................  $   2,684  $   5,660  $   8,457  $  22,067  $  35,471  $   6,794  $  13,879
  Cost of revenues................................        862      3,122      3,438      8,705     15,514      2,666      6,252
                                                    ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Gross profit....................................      1,822      2,538      5,019     13,362     19,957      4,128      7,627
                                                    ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Operating expenses:
    Research and development......................        745      1,442      2,536      3,806      7,864      1,394      2,840
    Sales and marketing...........................        144        116        645      1,629      4,145        833      1,542
    General and administrative....................        279        280        464        833      2,299        298        759
    Amortization of deferred compensation.........         --         --         --         --        395         --        239
                                                    ---------  ---------  ---------  ---------  ---------  ---------  ---------
      Total operating expenses....................      1,168      1,838      3,645      6,268     14,703      2,525      5,380
                                                    ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Income from operations..........................        654        700      1,374      7,094      5,254      1,603      2,247
  Interest income (expense), net..................          1         10         13          4       (275)        (7)       (90)
  Other income (expense), net.....................         --         --         --        (25)       (28)        25        (28)
                                                    ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Income before income taxes......................        655        710      1,387      7,073      4,951      1,621      2,129
  Provision for income taxes......................        222        247        440      2,715      1,874        568        829
                                                    ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Net income......................................  $     433  $     463  $     947  $   4,358  $   3,077  $   1,053  $   1,300
                                                    ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                    ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Net income per share:
    Basic.........................................  $    0.01  $    0.01  $    0.02  $    0.10  $    0.08  $    0.03  $    0.04
                                                    ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                    ---------  ---------  ---------  ---------  ---------  ---------  ---------
    Diluted.......................................  $    0.01  $    0.01  $    0.02  $    0.10  $    0.07  $    0.03  $    0.03
                                                    ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                    ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Shares used in per share calculations:
    Basic.........................................     44,000     44,000     44,000     43,753     36,860     41,800     29,464
                                                    ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                    ---------  ---------  ---------  ---------  ---------  ---------  ---------
    Diluted.......................................     44,000     44,000     44,000     43,753     44,938     41,800     42,610
                                                    ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                    ---------  ---------  ---------  ---------  ---------  ---------  ---------



                                                                          APRIL 30,
                                                    -----------------------------------------------------             JULY 31,
                                                      1995       1996       1997       1998       1999                  1999
                                                    ---------  ---------  ---------  ---------  ---------             ---------
                                                                                  (IN THOUSANDS)
BALANCE SHEET DATA:
  Cash and cash equivalents.......................  $     474  $     772  $     422  $     722  $   5,044             $   5,404
  Working capital.................................        757        856      1,685      5,729     13,011                14,007
  Total assets....................................      1,277      1,948      2,987      7,761     20,955                24,459
  Long-term debt..................................         --         --         --        416     11,032                11,019
  Convertible redeemable preferred stock..........         --         --         --         --     26,260                26,260
  Total stockholders' equity (deficit)............        678      1,141      2,088      6,447    (21,503)              (19,950)

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ substantially from those anticipated in these forward-looking statements as a result of many factors, including those set forth under "Risk Factors" and elsewhere in this prospectus. The following discussion should be read together with our financial statements and related notes thereto included elsewhere in this prospectus.

OVERVIEW

    We are a leading provider of fiber optic subsystems and network performance test systems which enable high-speed data communications over local area networks, or LANs, and storage area networks, or SANs. We are focused on providing high-performance, reliable, value-added optical subsystems for networking and storage equipment manufacturers that develop and market systems based on Gigabit Ethernet and Fibre Channel protocols. Our line of optical subsystems supports a wide range of network applications, transmission speeds, distances and mediums. We also provide unique network performance test systems which assist networking and storage equipment manufacturers in the design of reliable, high-speed networking systems and the testing and monitoring of the performance of these systems.

    We were incorporated in 1987 and funded our initial product development efforts largely through revenues derived under research and development contracts. After shipping our first product in 1991, we continued to finance our operations principally through internal cash flow and periodic bank borrowings until November 1998. At that time we raised $5.6 million of net proceeds from the sale of equity securities and bank borrowings to fund the continued growth and development of our business.

    Our revenues are derived principally from sales of our optical subsystems and network performance test systems to networking and storage systems manufacturers. Sales to our two largest customers accounted for 45.1% of our revenues for the fiscal year ended April 30, 1999 and 53.5% of our revenues for the three months ended July 31, 1999. Although we are attempting to expand our customer base, we expect that significant customer concentration will continue for the foreseeable future.

    We sell our products through our direct sales force, with the support of our manufacturers' representatives, directly to domestic customers and indirectly through distribution channels to international customers. We recognize revenues at the time of shipment. The evaluation and qualification cycle prior to the initial sale for our optical subsystems may span a year or more, while the sales cycle for our test systems is usually considerably shorter. Historically, substantially all of our sales have been made to customers in North America. To address expanding international markets, we have recently established relationships with distributors in Japan, the United Kingdom and Israel.


    The market for optical subsystems is characterized by declining average selling prices resulting from factors such as increased competition, the introduction of new products and increased unit volumes as manufacturers continue to deploy network and storage systems. We anticipate that our average selling prices will decrease in future periods, although the timing and amount of these decreases cannot be predicted with any certainty.


    Our cost of revenues consists of materials, salaries and related expenses for manufacturing personnel, manufacturing overhead and warranty expense. We outsource the majority of our assembly operations, and we conduct manufacturing engineering, supply chain management, quality assurance and documentation control at our facility in Sunnyvale, California. Accordingly, a significant portion of our cost of revenues consists of payments to our contract manufacturers. There can be no assurance that we will be able to reduce our cost of revenues to keep pace with anticipated decreases in average selling prices.



    Our gross profit margins vary among our product families, and our gross margins are generally higher on our network performance test systems than on our optical subsystems. We expect that our overall gross margins will fluctuate from period to period as a result of shifts in product mix, anticipated decreases in average selling prices and our ability to reduce product costs.


    Research and development expenses consist primarily of salaries and related expenses for design engineers and other technical personnel, the cost of developing prototypes and fees paid to consultants. We charge all research and development expenses to operations as incurred. We believe that continued investment in research and development is critical to our long-term success. Accordingly, we expect that our research and development expenses will increase in future periods.

    Sales and marketing expenses consist primarily of commissions paid to manufacturers' representatives, salaries and related expenses for personnel engaged in sales, marketing and field support activities and other costs associated with the promotion of our products. We intend to pursue aggressive selling and marketing campaigns and to expand our direct sales organization. We therefore expect that our sales and marketing expenses will increase in future periods.

    General and administrative expenses consist primarily of salaries and related expenses for administrative, finance and human resources personnel, professional fees and other corporate expenses. We expect that, in support of our continued growth and our operations as a public company, general and administrative expenses will continue to increase for the foreseeable future. General and administrative expenses are also likely to be affected in future periods by significant legal fees and expenses incurred in connection with pending patent litigation.


    In connection with the grant of stock options to employees between August 1, 1998 and April 30, 1999, we recorded deferred stock compensation of $2.0 million in fiscal 1999, representing the difference between the deemed value of our common stock for accounting purposes and the option exercise price of these options at the date of grant. Deferred compensation is presented as a reduction of stockholder's equity, with accelerated amortization recorded over the vesting period which is typically five years. We amortized $395,000 and $239,000 of deferred compensation during fiscal 1999 and the three months ended July 31, 1999. In connection with stock options granted in August and September 1999, we will record additional deferred compensation of $4.8 million in the three months ending October 31, 1999. We expect to record amortization expense relating to deferred stock compensation approximately as follows: $2.2 million during the remainder of fiscal 2000, $1.9 million during fiscal 2001, $1.1 million during fiscal 2002, $609,000 during fiscal 2003 and $336,000 thereafter. The amount of deferred compensation expense to be recorded in future periods could decrease if options for which accrued but unvested compensation has been recorded are forfeited.

RESULTS OF OPERATIONS

    The following table sets forth certain statement of operations data as a percentage of revenues for the periods indicated:


                                                                                                    THREE MONTHS
                                                                                                       ENDED
                                                                 FISCAL YEAR ENDED APRIL 30,          JULY 31,
                                                               -------------------------------  --------------------
                                                                 1997       1998       1999       1998       1999
                                                               ---------  ---------  ---------  ---------  ---------
Revenues.....................................................      100.0%     100.0%     100.0%     100.0%     100.0%
Cost of revenues.............................................       40.7       39.4       43.7       39.2       45.0
                                                               ---------  ---------  ---------  ---------  ---------
Gross profit.................................................       59.3       60.6       56.3       60.8       55.0
                                                               ---------  ---------  ---------  ---------  ---------
Operating expenses:
  Research and development...................................       30.0       17.2       22.2       20.5       20.5
  Sales and marketing........................................        7.6        7.4       11.7       12.3       11.1
  General and administrative.................................        5.5        3.8        6.5        4.4        5.5
  Amortization of deferred compensation......................         --         --        1.0         --        1.7
                                                               ---------  ---------  ---------  ---------  ---------
    Total operating expenses.................................       43.1       28.4       41.4       37.2       38.8
                                                               ---------  ---------  ---------  ---------  ---------
Income from operations.......................................       16.2       32.2       14.9       23.6       16.2
Interest income (expense), net...............................        0.2        0.0       (0.8)      (0.1)      (0.6)
Other income (expense), net..................................         --       (0.1)      (0.1)       0.4       (0.2)
                                                               ---------  ---------  ---------  ---------  ---------
Income before income taxes...................................       16.4       32.1       14.0       23.9       15.4
Provision for income taxes...................................        5.2       12.3        5.3        8.4        6.0
                                                               ---------  ---------  ---------  ---------  ---------
Net income...................................................       11.2%      19.8%       8.7%      15.5%       9.4%
                                                               ---------  ---------  ---------  ---------  ---------
                                                               ---------  ---------  ---------  ---------  ---------


COMPARISON OF THREE MONTHS ENDED JULY 31, 1999 AND JULY 31, 1998

    REVENUES. Revenues increased 104% from $6.8 million for the three months ended July 31, 1998 to $13.9 million for the three months ended July 31, 1999. This increase was primarily due to increased unit sales of our optical subsystems and, to a lesser extent, increased unit sales of our network performance test systems. Sales of optical subsystems and test systems accounted for 68.3% and 31.7%, respectively, of revenues for the three months ended July 31, 1999, compared to 54.0% and 46.0%, respectively, for the three months ended July 31, 1998. Sales to Newbridge Networks and EMC Corporation accounted for 34.9% and 19.0%, respectively, of revenues for the three months ended July 31, 1999, compared to 14.9% and 32.0%, respectively, for the three months ended July 31, 1998.

    GROSS PROFIT. Gross profit increased from $4.1 million for the three months ended July 31, 1998 to $7.6 million for the three months ended July 31, 1999. As a percentage of revenues, gross profit decreased from 60.8% for the three months ended July 31, 1998 to 55.0% for the three months ended July 31, 1999. This decrease in gross profit margin was primarily related to a shift in product mix, with a greater proportion of revenues being generated by sales of optical subsystems, compared to sales of network performance test systems.

    RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses increased 104% from $1.4 million for the three months ended July 31, 1998 to $2.8 million for the three months ended July 31, 1999. This increase was primarily related to an increase in the number of research and development personnel and increased expenditures for materials purchased for development projects currently in process. Despite this increase, research and development expenses remained constant as a percentage of revenues at 20.5% in the three months ended July 31, 1998 and 1999.

    SALES AND MARKETING EXPENSES. Sales and marketing expenses increased 85% from $833,000 for the three months ended July 31, 1998 to $1.5 million for the three months ended July 31, 1999. This increase was primarily related to an increase in commissions paid to manufacturers' representatives associated with the increase in revenues and an increase in the number of sales and marketing personnel. Sales and marketing expenses declined as a percentage of revenues from 12.3% in the three months ended July 31, 1998 to 11.1% in the three months ended July 31, 1999.

    GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses increased 155% from $298,000 for the three months ended July 31, 1998 to $759,000 for the three months ended July 31, 1999. This increase was primarily the result of increased legal expenses, most of which were incurred in connection with pending patent litigation, increased expenses for other professional services, and an increase in the number of general and administrative personnel. General and administrative expenses increased as a percentage of revenues from 4.4% in the three months ended July 31, 1998 to 5.5% in the three months ended July 31, 1999.

    INTEREST INCOME (EXPENSE), NET. Interest income (expense), net decreased from an expense of $7,000 for the three months ended July 31, 1998 to an expense of $90,000 for the three months ended July 31, 1999. The increase in interest expense reflected additional interest associated with a term loan of $11.0 million beginning in November 1998.

    PROVISION FOR INCOME TAXES. The provision for income taxes increased from $568,000 for the three months ended July 31, 1998 based on an effective rate of 35.0% to $829,000 for the three months ended July 31, 1999 based on a projected annual effective tax rate of 35.0%, excluding the impact of deferred stock compensation charges of 3.9%. The projected 1999 annual effective tax rate differs from the statutory rate primarily due to state taxes offset by research and development credits and projected benefits from a foreign sales corporation. See Note 7 to our financial statements.

COMPARISON OF FISCAL YEARS ENDED APRIL 30, 1997, 1998 AND 1999

    REVENUES. Revenues increased from $8.5 million in fiscal 1997 to $22.1 million in fiscal 1998 and $35.5 million in fiscal 1999. The 161% increase from fiscal 1997 to fiscal 1998 reflected increased unit sales across both of our product lines, with sales of optical subsystems and network performance test systems representing 75.8% and 24.2% of revenues, respectively, in fiscal 1998, compared to 71.9% and 28.1% in fiscal 1997. The 61% increase from fiscal 1998 to fiscal 1999 was primarily due to increased unit sales of test systems which accounted for 40.1% of revenues in fiscal 1999, while optical subsystems accounted for 59.9%. Sales to our two principal customers during fiscal 1997, 1998 and 1999 were as follows:

                                                                                         PERCENTAGE OF REVENUES
                                                          SALES (IN MILLIONS)
                                                    -------------------------------  -------------------------------
                                                      1997       1998       1999       1997       1998       1999
                                                    ---------  ---------  ---------  ---------  ---------  ---------
Newbridge Networks................................  $     3.5  $     9.7  $     8.9       41.4%      43.9%      25.1%
EMC...............................................  $     0.1  $     3.2  $     7.4        1.2%      14.6%      20.8%


    GROSS PROFIT. Gross profit increased from $5.0 million in fiscal 1997 to $13.4 million in fiscal 1998 and $20.0 million in fiscal 1999. With product mix remaining relatively unchanged between fiscal 1997 and 1998, our gross profit margin remained relatively constant at 59.3% in fiscal 1997 and 60.6% in fiscal 1998. Our gross profit margin decreased to 56.3% in fiscal 1999 reflecting startup costs associated with the introduction of new optical subsystem products and lower average selling prices for some optical subsystems which more than offset the shift in product mix toward a greater percentage of higher-margin test system sales.

    RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses increased from $2.5 million in fiscal 1997 to $3.8 million in fiscal 1998 and $7.9 million in fiscal 1999. The 50% increase from fiscal 1997 to fiscal 1998 was primarily due to an increase in the number of research and development personnel. The 107% increase from fiscal 1998 to fiscal 1999 was primarily related to an increase in the number of research and development personnel and increased expenditures related to prototype development. Research and development expenses declined as a percentage of revenues from 30.0% in fiscal 1997 to 17.2% in fiscal 1998 reflecting the 161% increase in revenues, but increased to 22.2% in fiscal 1999.

    SALES AND MARKETING EXPENSES. Sales and marketing expenses increased from $645,000 in fiscal 1997 to $1.6 million in fiscal 1998 and $4.1 million in fiscal 1999. The 153% increase from fiscal 1997 to fiscal 1998 and the 154% increase from fiscal 1998 to fiscal 1999 were each primarily due to increases in commissions paid to manufacturers' representatives as a result of increased sales and increases in the number of direct sales and marketing personnel. Sales and marketing expenses as a percentage of revenues remained relatively unchanged at 7.6% in fiscal 1997 compared to 7.4% in fiscal 1998, but increased to 11.7% in fiscal 1999.


    GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses increased from $464,000 in fiscal 1997 to $833,000 in fiscal 1998 and $2.3 million in fiscal 1999. The 80% increase in fiscal 1998 was primarily related to an increase in the number of administrative personnel. The 176% increase in fiscal 1999 was primarily related to an expense of $397,000 in connection with the relocation of our primary operations from Mountain View, California to our new facility in Sunnyvale, California as well as increased expenditures for legal and other professional services. General and administrative expenses declined as a percentage of revenues from 5.5% in fiscal 1997 to 3.8% in fiscal 1998 and increased to 6.5% in fiscal 1999.



    INTEREST INCOME (EXPENSE), NET. Interest income (expense), net remained relatively unchanged from fiscal 1997 to fiscal 1998. In fiscal 1999, interest expense of $275,000 reflected borrowings under our $11.0 million term loan beginning in November 1998.


    PROVISION FOR INCOME TAXES. The provision for income taxes increased from $440,000 in fiscal 1997 to $2.7 million in fiscal 1998 and decreased to $1.9 million in fiscal 1999. The provision for income taxes is based on annual effective tax rates of 31.7%, 38.4% and 35.0%, excluding the impact of deferred stock compensation charges of 2.8%. The annual effective tax rates differ from the statutory rate primarily due to state taxes, offset by research and development tax credits. See Note 7 to our financial statements.

QUARTERLY RESULTS OF OPERATIONS

    The following table presents unaudited quarterly statement of operations data for the five quarters ended July 31, 1999, and such data expressed as a percentage of revenues. This information reflects all normal non-recurring adjustments that we consider necessary for a fair presentation of such information in accordance with generally accepted accounting principles. The results for any quarter are not necessarily indicative of results that may be expected for any future period.


                                                                                  THREE MONTHS ENDED
                                                                 -----------------------------------------------------
                                                                 JULY 31,   OCT. 31,   JAN. 31,   APRIL 30,  JULY 31,
                                                                   1998       1998       1999       1999       1999
                                                                 ---------  ---------  ---------  ---------  ---------
                                                                                    (IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
  Revenues.....................................................  $   6,794  $   7,402  $   8,985  $  12,290  $  13,879
  Cost of revenues.............................................      2,666      3,058      4,171      5,619      6,252
                                                                 ---------  ---------  ---------  ---------  ---------
  Gross profit.................................................      4,128      4,344      4,814      6,671      7,627
                                                                 ---------  ---------  ---------  ---------  ---------
  Operating expenses:
    Research and development...................................      1,394      1,764      1,890      2,816      2,840
    Sales and marketing........................................        833        871      1,160      1,281      1,542
    General and administrative.................................        298        421        484      1,096        759
    Amortization of deferred compensation......................         --         99        120        176        239
                                                                 ---------  ---------  ---------  ---------  ---------
      Total operating expenses.................................      2,525      3,155      3,654      5,369      5,380
                                                                 ---------  ---------  ---------  ---------  ---------
  Income from operations.......................................      1,603      1,189      1,160      1,302      2,247
  Interest income (expense), net...............................         (7)        17       (141)      (144)       (90)
  Other income (expense), net..................................         25         --        (21)       (32)       (28)
                                                                 ---------  ---------  ---------  ---------  ---------
  Income before income taxes...................................      1,621      1,206        998      1,126      2,129
  Provision for income taxes...................................        568        458        384        464        829
                                                                 ---------  ---------  ---------  ---------  ---------
  Net income...................................................  $   1,053  $     748  $     614  $     662  $   1,300
                                                                 ---------  ---------  ---------  ---------  ---------
                                                                 ---------  ---------  ---------  ---------  ---------
AS A PERCENTAGE OF REVENUES:
  Revenues.....................................................      100.0%     100.0%     100.0%     100.0%     100.0%
  Cost of revenues.............................................       39.2       41.3       46.4       45.7       45.0
                                                                 ---------  ---------  ---------  ---------  ---------
  Gross profit.................................................       60.8       58.7       53.6       54.3       55.0
                                                                 ---------  ---------  ---------  ---------  ---------
  Operating expenses:
    Research and development...................................       20.5       23.8       21.1       22.9       20.5
    Sales and marketing........................................       12.3       11.8       12.9       10.4       11.1
    General and administrative.................................        4.4        5.7        5.4        8.9        5.5
    Amortization of deferred compensation......................         --        1.3        1.3        1.4        1.7
                                                                 ---------  ---------  ---------  ---------  ---------
      Total operating expenses.................................       37.2       42.6       40.7       43.6       38.8
                                                                 ---------  ---------  ---------  ---------  ---------
  Income from operations.......................................       23.6       16.1       12.9       10.7       16.2
  Interest income (expense), net...............................       (0.1)       0.2       (1.6)      (1.2)      (0.6)
  Other income (expense), net..................................        0.4         --       (0.2)      (0.3)      (0.2)
                                                                 ---------  ---------  ---------  ---------  ---------
  Income before income taxes...................................       23.9       16.3       11.1        9.2       15.4
  Provision for income taxes...................................        8.4        6.2        4.3        3.8        6.0
                                                                 ---------  ---------  ---------  ---------  ---------
  Net income...................................................       15.5%      10.1%       6.8%       5.4%       9.4%
                                                                 ---------  ---------  ---------  ---------  ---------
                                                                 ---------  ---------  ---------  ---------  ---------


    Revenues increased steadily over the last five quarters as a result of increased unit sales to an expanding customer base. The 37% increase in revenues for the three months ended April 30, 1999 was primarily due to substantial increases in shipments to several of our major customers and the introduction of a new optical subsystem product.

    Gross profit margins fluctuated over the five-quarter period, principally as a result of a shift in product mix toward a greater percentage of lower margin optical subsystem products and a lower percentage of higher margin test systems. Gross margins were also negatively impacted in the second half of fiscal 1999 by start-up costs associated with the introduction of new optical subsystem products and lower average selling prices for some optical subsystems.



    Quarterly increases in operating expenses reflected the continued expansion of our operations throughout the five-quarter period. An expense of $397,000 in connection with the relocation of our primary operations to our new facility was included in general and administrative expenses for the fourth quarter ended April 30, 1999. Net interest expense increased significantly beginning in the three months ended January 31, 1999 as a result of the $11.0 million term loan in November 1998.


    We may experience a delay in generating or recognizing revenues for a number of reasons. Orders at the beginning of each quarter typically do not equal expected revenues for that quarter and are generally cancelable at any time. Accordingly, we depend on obtaining orders in a quarter for shipment in that quarter to achieve our revenue objectives. In addition, the timing of product releases, purchase orders and product availability could result in significant product shipments at the end of a quarter. Failure to ship these products by the end of a quarter may adversely affect our operating results. Furthermore, our customer agreements typically provide that the customer may delay scheduled delivery dates and cancel orders within specified time frames without significant penalty.


    Most of our expenses, such as employee compensation and lease payments for facilities and equipment are relatively fixed in the near term. In addition, our expense levels are based in part on our expectations regarding future revenues. As a result, any shortfall in revenues relative to our expectations could cause significant changes in our operating results from quarter to quarter. Our quarterly and annual operating results have fluctuated in the past and are likely to fluctuate significantly in the future due to a variety of factors, some of which are outside of our control. Due to the foregoing factors, you should not rely on our quarterly revenues and operating results to predict our future performance.


LIQUIDITY AND CAPITAL RESOURCES

    From our inception through November 1998, we financed our operations primarily through internal cash flow and periodic bank borrowings. In November 1998, we raised $5.6 million of net proceeds from the sale of preferred stock and bank borrowings to fund the continued growth and development of our business.

    As of July 31, our principal sources of liquidity were $5.4 million in cash and cash equivalents, and $6.5 million available under a revolving loan facility. Borrowings under the facility are collateralized by substantially all of our assets and bear interest at our election at the time of borrowing at either the London Interbank Offering Rate or the bank's prime rate. The interest rate on our facility was 7.04% as of July 31, 1999.

    Net cash provided by operating activities was $742,000 in fiscal 1998, $1.1 million in fiscal 1999 and $913,000 in the three months ended July 31, 1999. Cash provided by operations for these periods was primarily due to continued growth in revenues and net income offset in part by an increase in related assets and liabilities for working capital purposes.

    Net cash used in investing activities was $855,000 in fiscal 1998, $2.1 million in fiscal 1999 and $550,000 in the three months ended July 31, 1999. Net cash used in investing activities consisted primarily of purchases of equipment.

    Net cash provided by financing activities was $413,000 in fiscal 1998 and $5.4 million in fiscal 1999, and $2,000 was used in the three months ended July 31, 1999. Net cash provided by financing activity in fiscal 1999 primarily consisted of net proceeds of $26.3 million from the sale of preferred stock and $11.0 million in bank borrowings under a term loan, offset by $31.7 million used to repurchase shares of our outstanding common stock.

    We had no material commitments for capital expenditures at July 31, 1999, but we expect such expenditures to total approximately $5.0 million in fiscal 2000. These expenditures will primarily be for equipment, furniture and leasehold improvements. We also have total minimum lease obligations of

$8.7 million from July 31, 1999 through April 30, 2007, under non-cancelable operating and capital leases.

    We believe that our existing balances of cash and cash equivalents, together with the net proceeds of this offering, our available credit facilities and cash flow expected to be generated from our future operations, will be sufficient to meet our cash needs for working capital and capital expenditures for at least the next 12 months, although we could be required, or could elect, to seek additional funding prior to that time. Our future capital requirements will depend on many factors, including the rate of revenue growth, the extent to which we utilize subcontractors, the timing and extent of spending to support product development efforts and the expansion of our sales and marketing efforts. There can be no assurance that additional equity or debt financing, if required, will be available on terms that are acceptable or at all.

IMPACT OF YEAR 2000

    Many currently installed computer systems and software products are coded to accept only two-digit entries in date code fields. Beginning in the year 2000, these date code fields will need to accept four-digit entries to distinguish 21st century dates from 20th century dates. Computer programs or hardware that have date-sensitive software or embedded chips and have not been upgraded to comply with these "year 2000" requirements may recognize a date using "00" as the year 1900 rather that the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices or engage in similar normal business activities.

    GENERAL READINESS ASSESSMENT. The year 2000 problem can affect the computers, software and other equipment that we use in our operations. As a result, we have instituted a year 2000 compliance plan, implemented by a team of our internal information technology staff responsible for monitoring the assessment and remediation of our year 2000 projects and reporting that status to our executive staff. This project team is continuing to assess the potential effect and costs of remediating the year 2000 problem for our internal systems. To date, we have not obtained verification or validation from any independent third parties of our processes to assess and correct any of our year 2000 problems or the costs associated with these activities.

    ASSESSMENT OF FINISAR'S PRODUCTS. We have assessed the ability of our products to operate properly in the year 2000. We believe that our current products are year 2000 compliant. Accordingly, we do not believe that the year 2000 issue presents a material exposure as it relates to our products.


    ASSESSMENT OF INTERNAL INFRASTRUCTURE. We believe that we have identified most of the major computers, software applications and related equipment used in connection with our internal operations that need to be evaluated to determine if they must be modified, upgraded or replaced to minimize the possibility of a material disruption to our business. Based on a review of these computer systems, we have determined that, except for a limited number of computers that run under the Microsoft Windows95 operating system, our computer systems and applications are compliant with the year 2000 format. We expect to remediate any remaining year 2000 problems prior to December 31, 1999.


    SYSTEMS OTHER THAN INFORMATION TECHNOLOGY SYSTEMS. In addition to computers and related systems, the operation of office and facilities equipment, such as fax machines, telephone switches, security systems and other common devices, may be affected by the year 2000 problem. We have assessed the potential effect of the year 2000 problem on our office and facilities equipment and have determined that no problems exist that cannot be remediated by the replacement of relatively inexpensive equipment.

    COSTS OF REMEDIATION. We estimate the total cost to us of completing any required modifications, upgrades or replacements of our internal systems will not exceed $100,000, most of which we expect to incur during calendar year 1999. Based on the activities described above, we do not believe that the year 2000 problem will have a material adverse effect on our business or operating results.

    SUPPLIERS. As part of our review of the year 2000 problem, we have contacted third-party suppliers of components and key contractors used in the assembly of our products to identify and, to the extent possible, resolve issues involving the year 2000 problem. However, we have limited or no control over the actions of these third-party suppliers and subcontractors. Thus, while we expect that we will be able to resolve any significant year 2000 problems with these third parties, there can be no assurance that these suppliers will resolve any or all year 2000 problems before the occurrence of a material disruption to the operation of our business. Any failure on the part of these third parties to timely resolve year 2000 problems with their systems in a timely manner could have a material adverse effect on our business. We expect to complete this process before December 31, 1999.

    MOST LIKELY CONSEQUENCES OF YEAR 2000 PROBLEMS. We expect to identify and resolve all year 2000 problems that could materially adversely affect our business operations before December 31, 1999. However, we believe that it is not possible to determine with complete certainty that all year 2000 problems affecting us have been identified or corrected. The number of devices and systems that could be affected and the interactions among these devices and systems are too numerous to address. In addition, no one can accurately predict whether failures will occur as a result of the year 2000 problem or the severity, timing, duration or financial consequences of these potential failures. As a result, we believe that the following consequences are possible:

    - a significant number of operational inconveniences and inefficiencies for us, our contract manufacturers and our customers that will divert management's time and attention and financial and human resources from ordinary business activities;

    - possible business disputes and claims, including claims under product warranty, due to year 2000 problems experienced by our customers and incorrectly attributed to our products, which we believe will be resolved in the ordinary course of business; and

    - a few serious business disputes alleging that we failed to comply with the terms of contracts or industry standards of performance, some of which could result in litigation or contract termination.

    CONTINGENCY PLANS. While we have not yet fully developed a comprehensive contingency plan to address situations that may result if we are is unable to achieve year 2000 readiness of our critical operations, such a plan is likely to include the accelerated replacement of affected equipment or software which could have a material adverse impact on our financial results and operations.

    DISCLAIMER. The discussion of our efforts and expectations relating to year 2000 compliance are forward-looking statements. Our ability to achieve year 2000 compliance, and the level of incremental costs associated therewith, could be adversely affected by, among other things, the availability and cost of contract personnel and external resources, third-party suppliers' ability to modify proprietary software and unanticipated problems not identified in the ongoing compliance review.

                                    BUSINESS


    We are a leading provider of fiber optic subsystems and network performance test systems which enable high-speed data communications over local area networks, or LANs, and storage area networks, or SANs. We are focused on providing high-performance, reliable, value-added optical subsystems, which convert electrical signals into optical signals, for networking and storage equipment manufacturers that develop and market systems based on Gigabit Ethernet and Fibre Channel, which are advanced transmission protocols used in LAN and SAN applications. Our line of optical subsystems supports a wide range of network applications, transmission speeds, distances and mediums. We also provide unique network performance test systems which assist networking and storage equipment manufacturers in the efficient design of reliable, high-speed networking systems and the testing and monitoring of the performance of these systems. We sell our products to leading networking and storage equipment manufacturers such as 3Com, EMC, Emulex, IBM, Newbridge Networks and Sun Microsystems, as well as emerging manufacturers such as Brocade Communications and Extreme Networks. For the fiscal year ended April 30, 1999, we had revenues of $35.5 million and net income of $3.1 million. For the quarter ended July 31, 1999, we had revenues of $13.9 million and net income of $1.3 million.


INDUSTRY BACKGROUND


    The ubiquity of computing by businesses, organizations and individuals worldwide and the need to interconnect multiple computing and storage devices to enable widespread communications has given rise to the multi-billion dollar computer networking and storage industries. There has been a rapid growth in the number of corporate and residential users accessing communications networks. This growth has resulted in large-scale equipment expenditures by enterprises and service providers to develop and expand their network and storage infrastructures. Networking and storage equipment expenditures are also accelerating due to the need to upgrade equipment to reliably accommodate data traffic which requires greater transmission capacity, or bandwidth, such as e-commerce and online transaction processing-related traffic, multimedia file transfers and movement of large blocks of stored data across networks. The transmission and storage of data has become increasingly mission-critical as enterprises increasingly rely on data-intensive applications to support a wider range of functions over a geographically dispersed employee and customer base. The continuing expansion of the network infrastructure, the growing number of users accessing networks, the need to accommodate higher bandwidth, and the increasingly mission-critical nature of data networking and storage networking have created the need for a new generation of high-speed, high-performance networking and storage systems that rely on fiber optic transmission technology.


  EVOLUTION OF NETWORKS, NETWORKING SYSTEMS AND NETWORKING PROTOCOLS

    GIGABIT ETHERNET AND LOCAL AREA NETWORKS. Early LANs were implemented to connect a limited number of users within relatively close proximity. Most of these LANs used the Ethernet transmission protocol which was developed to allow users to access the LAN and share basic common services such as file servers and printers. Because these early LANs had relatively limited performance requirements, short connection distances and low transmission speeds, systems on these LANs were generally connected by copper cabling.


    As deployment of LANs increased, Ethernet became the predominant LAN technology, with a greater than 95% market share in 1998 in terms of port shipments according to the Dell'Oro Group. As bandwidth needs and server processing power increased and larger numbers of users strained the early LAN infrastructure, Ethernet technology evolved from the original 10 megabits per second, or Mbps, version to 100 Mbps Fast Ethernet. In response to continually increasing bandwidth and performance requirements, Gigabit Ethernet technology, which operates at 1,000 Mbps, was introduced in 1998. Dataquest estimates that sales of Gigabit Ethernet switches will increase from $364 million in 1998 to over $3.7 billion in 2002, representing a compound annual growth rate of 79%. These switches contain varying numbers of ports which serve as the connection to the network. According to Dataquest, the number of Gigabit Ethernet port shipments is projected to grow from 211,000 in 1998 to over 6 million in 2002, representing a compound annual growth rate of 130%. Most of these Gigabit Ethernet ports will rely on fiber optic subsystems, which allow data to be transmitted accurately, at very high speeds and over long distances. Although the transmission speeds currently offered by Gigabit Ethernet are expected to meet the increasing bandwidth needs of enterprise and service provider networks for the near future, manufacturers have begun to develop networking systems with per-port transmission speeds of 10 gigabits per second, or Gbps, ten times faster than Gigabit Ethernet. Because of the scalability and migration capacity built into the Gigabit Ethernet protocol, manufacturers developing these systems are able to leverage this standard much as they did when they migrated from 100 Mbps Fast Ethernet to 1,000 Mbps Gigabit Ethernet. This next generation of high-speed networking systems will require even higher performance fiber optic subsystems.

    FIBRE CHANNEL AND STORAGE AREA NETWORKS. Like data networking technology, data storage technology has evolved rapidly over the past decade. Traditionally, storage devices were connected to a single server and LAN in close proximity using a standard interface protocol known as the Small Computer Systems Interface, or SCSI. SCSI currently allows storage devices and servers to communicate at a maximum speed of 80 megabytes per second, over a maximum transmission distance of 12 meters and supports a maximum of 15 devices on a single bus. Although these distances and speeds were sufficient for early storage applications, SCSI has become a limiting technology for emerging storage applications, which require networking at high speeds over long distances and need to interconnect large numbers of users.

    In recent years, demand has increased for faster, more efficient interconnection of data storage systems with servers and LANs. Contributing to this demand are:

    - the need to connect increasing numbers of storage devices and servers to a growing number of users;

    - the need to interconnect servers and storage systems supplied by multiple vendors;

    - the increasingly mission-critical nature of stored data and the need for rapid access to this data; and

    - the expense and complexity associated with managing increasingly large amounts of data storage.

    Although advances in technology, including the recent development of Gigabit Ethernet, increased LAN transmission speeds by more than 1,000 times during the 1990s, storage-to-server data transmission speeds on SCSI-based systems increased by less than ten times during this period. This speed disparity created a bottleneck between storage systems and servers and the LANs connected to those servers. Recently, the Fibre Channel interconnect protocol has been standardized to address the speed, distance and connectivity limitations of SCSI-based storage while maintaining backward compatibility with the installed base of SCSI-based storage systems. Fibre Channel allows up to 126 devices to communicate at rates up to 1.062 Gbps over distances of up to 10 kilometers. The Fibre Channel protocol has enabled the development of high-speed storage area networks, or SANs, which provide the interconnection between storage systems and servers.


    Fibre Channel-based SANs provide many benefits, including transmission speeds comparable to high-speed LANs and transmission distances which allow broader sharing of resources. SANs also enable enhanced network applications such as storage backup, and better overall storage management achievable through centralized storage resources. IDC projects that the market for Fibre Channel systems will grow from $2.2 billion in 1998 to over $19.6 billion in 2002, representing a compound annual growth rate of 73%. In addition, emf Associates forecasts the number of Fibre Channel port shipments will grow from 2.2 million in 1998 to over 46.7 million in 2002, representing a compound annual growth rate of 115%. Most of these ports will rely on fiber optic subsystems to transmit and receive data at very high speeds with high accuracy, and often over long distances. Like manufacturers of Gigabit Ethernet-based LAN systems, Fibre Channel-based SAN system manufacturers are already developing the next generation of SAN products with speeds of 2.125 Gbps, twice as fast as current Fibre Channel speeds. Like Gigabit Ethernet, the Fibre Channel protocol is scalable, allowing for the potential development of systems with speeds of over 8 Gbps. The speeds contemplated by future generation SAN systems will require even higher performance fiber optics subsystems.

    In addition to SANs, Fibre Channel technology is being used in other high-speed data communications applications including the interconnection of clusters of switches based on the asynchronous transfer mode, or ATM, protocol. ATM switches are often used in service provider network cores to switch traffic between multiple networks. In these core networks, multiple switches are often grouped together in a service provider's central office. The interconnections between these systems are often provided by Fibre Channel-based subsystems which allow high-speed, cost-effective communication links between these switches.

    EXTENDED LANS AND SANS. As technologies such as Gigabit Ethernet and Fibre Channel have enabled transmission of data at higher speeds over longer distances than previous networking technologies permitted, they have allowed the geographic extension of LANs and SANs over installed but unused fiber optic cable, known as "dark" fiber lines. Enterprises have recently begun to lease dark fiber from service providers to implement these extended networks. These extended LANs and SANs can interconnect network systems throughout a corporate campus or metropolitan area rather than only within a single building. Extended networks enable organizations to use their networks for enhanced applications such as real-time backup storage at distances of up to 120 kilometers for disaster protection. In addition, by using dark fiber lines, extended data networks can offer organizations a potentially cost-effective way to address increased bandwidth requirements. We believe that future extended networks will incorporate both Fibre Channel and Gigabit Ethernet transmission protocols. As with shorter-distance LANs and SANs, these extended networks will require high-performance fiber optic subsystems.

  DEMAND FOR HIGH-SPEED DATA COMMUNICATION TEST SYSTEMS


    The design and development of data and storage networking systems require extensive testing to ensure system performance and reliability. As new, highly complex transmission protocols such as Gigabit Ethernet and Fibre Channel have emerged, system testing has become more difficult, requiring increasingly sophisticated and specialized test systems capable of capturing data at high speeds, filtering the data and identifying various types of intermittent errors and other network problems. Other new technologies are continually being developed, such as the System Input/Output, or SIO, transmission protocol, which is being engineered to interconnect clusters of computer devices. In the past, many systems manufacturers designed their own test equipment each time they developed a new product. However, as the pace of technological change has accelerated, the performance requirements of data communications systems have increased and competition has afforded shorter market windows within which manufacturers can develop and introduce new products. Thus, system manufacturers have increasingly focused on the design and development of their own products and turned to specialized independent suppliers for state-of-the-art test equipment. As Ethernet and Fibre Channel-based systems reach even higher transmission speeds and new standards like SIO emerge, the internal development of test equipment by systems manufacturers will become more challenging, further increasing the demand for high performance, easy-to-use test systems from independent suppliers.


  EVOLUTION OF FIBER OPTIC SUBSYSTEMS FOR NETWORKING


    Fiber optic transmission technology was originally developed for use in long distance telecommunications networks to increase capacity and speed. In contrast, early LANs and storage systems, with their relatively limited performance requirements, short connection distances and low transmission speeds, did not require the performance capabilities of fiber optics. Systems on these networks were generally interconnected using copper cabling.

    As the bandwidth, storage capacity and transmission distance requirements of enterprises and service providers have increased, it has become necessary to utilize the superior transmission capabilities of fiber optics to build practical, high-speed LANs based on Gigabit Ethernet technology and high-speed SANs based on Fibre Channel. As these fiber optic LANs and SANs are being deployed, fiber optics is becoming the dominant transmission technology for high-speed data networking and storage applications. Systems connected with fiber optics require optical subsystems to convert electrical signals into optical signals and back into electrical signals at high speeds.

    The development and manufacture of high quality, cost-effective fiber optic subsystems for LANs and SANs present a number of significant technical challenges, including the following:

    - As data rates increase, it becomes significantly more difficult to maintain data integrity because high speed signals can be degraded unless subsystem components such as lasers, detectors and integrated circuits are properly integrated and packaged;

    - The increasingly mission-critical nature of data transmission and storage has magnified the impact of system failures, increasing the need for system reliability and the importance of real-time performance monitoring;

    - Manufacturers of high speed networking equipment require optical subsystems that support a wide range of transmission distances, protocols and applications; and


    - Compliance with standards set by the Federal Communications Commission, or FCC, for electromagnetic interference emissions, or EMI, is significantly more difficult to achieve at higher data rates.


    To date, we believe that only a limited number of companies have developed the specialized expertise required to engineer fiber optic subsystems and test systems which meet the requirements of manufacturers of high-speed data networking and storage systems.

THE FINISAR SOLUTION

    We are a leading provider of fiber optic subsystems and network performance test systems which enable high-speed data communications over LANs and SANs. We are focused on providing high-performance, reliable, value-added optical subsystems for networking and storage equipment manufacturers that develop and market systems based on Gigabit Ethernet and Fibre Channel protocols. Our line of optical subsystems supports a wide range of network applications, transmission speeds, distances and mediums. We also provide unique network performance test systems which assist networking and storage equipment manufacturers in the efficient design of reliable, high-speed networking systems and the testing and monitoring of the performance of these systems. Our products provide the following key benefits to manufacturers of high-speed data networking and storage systems:


    VALUE-ADDED FUNCTIONS AND INTELLIGENCE. Our high-speed fiber optic subsystems are engineered to deliver value-added functionality and intelligence. For example, many of our optical subsystems include a microprocessor containing specially-developed software that allows customers to monitor the optical performance of each port on their systems in real time. In addition, many of our subsystems are engineered to automatically recognize different versions of the Fibre Channel protocol and to interoperate with our customers' older, installed networking systems, often referred to as legacy systems. Real-time monitoring and interoperability are particularly important in the Gigabit Ethernet LAN and Fibre Channel SAN markets where reliability and time to market are critical. Our test systems also contain value-added software functions that permit users to simulate and track errors.



    HIGH LEVEL OF DATA INTEGRITY. Through the use of advanced packaging and circuit design, our optical subsystems deliver data at very high speeds over varying distances with very low error rates. We engineer our subsystems to exceed the industry standard error rate of 1 bit per trillion bits transmitted. This degree of data integrity allows our subsystems to operate reliably over a wide range of temperatures and other field conditions which we believe enables our customers to design and deliver more robust systems.


    HIGH RELIABILITY. We design all of our subsystems to provide the high reliability required for data networking and storage applications that are critical to an enterprise. Using standard statistical methodology and testing, we have been able to predict that some of our products can be expected to operate reliably for up to 40 million hours. Our subsystems are engineered to operate with minimal power requirements thereby increasing product life, and to function across a wide range of temperatures and voltages. This reliability and flexibility have allowed our subsystems to be designed into the products of manufacturers who provide systems for a variety of mission-critical applications. In addition, because our subsystems emit lower levels of EMI than the standards set by the FCC standards, we offer manufacturers greater flexibility in the design of their systems and integration of other components and subsystems.


    BROAD OPTICAL SUBSYSTEM PRODUCT LINE. We offer a broad line of optical subsystems which operate at varying protocols, speeds, fiber types, voltages, wavelengths and distances and are available in a variety of industry standard packaging configurations, or form factors. Our optical subsystems are designed to comply with key networking protocols such as Fibre Channel and Gigabit Ethernet and to plug directly into standard port configurations used in our customers' products. The breadth of our optical subsystems product line is important to many of our customers who manufacture a wide range of networking products for diverse applications.

    BROAD TEST SYSTEM PRODUCT LINE. We believe that we are a leading provider of network performance test systems for Fiber Channel-based networks. We offer a broad line of test systems to assist our customers in efficiently designing reliable, high-speed networking systems and testing and monitoring the performance of these systems. We believe our test systems enable our customers to focus their attention on the development of new products, reduce overall development costs and speed time to market.

STRATEGY

    Our objective is to be the leading provider of fiber optic subsystems and test systems to manufacturers of high-speed data networking and storage systems. Key elements of our strategy include the following:


    MAINTAIN TECHNOLOGY LEADERSHIP IN HIGH-SPEED FIBER OPTIC TRANSMISSION. We have been focused on the development of fiber optic subsystems since 1988. Current Finisar employees were actively involved in the original development of the Fibre Channel standard and, more recently, in the development and implementation of Gigabit Ethernet and the emerging SIO protocol. Our years of engineering experience, our multi-disciplinary technical expertise and our participation in the development of industry standards have enabled us to become a leader in the design and development of fiber optic subsystems and test systems. We intend to maintain our technological leadership through continual enhancement of our existing products and the development of new products as evolving technology permits higher speed transmission of data, with greater capacity, over longer distances. For example, we are designing flexible hardware and software architectures to support emerging technologies such as 10 Gbps Ethernet, 2 Gbps Fibre Channel, wavelength division multiplexing, or WDM, and the SIO protocol. We also intend to focus on increased product integration to enhance the price/performance capabilities of our products.


    LEVERAGE CORE COMPETENCIES ACROSS MULTIPLE, HIGH-GROWTH MARKETS. We believe that fiber optic technology will increasingly become the transmission technology of choice for multiple high-growth data communication markets, including Gigabit Ethernet-based LANs, Fibre Channel-based SANs and extended LANs and SANs. These markets are characterized by differentiated applications with unique design criteria such as product function, performance, cost, in-system monitoring, size limitations and software. We intend to target opportunities where our core competencies in high-speed data transmission protocols such as Gigabit Ethernet, Fibre Channel and SIO can be leveraged into leadership positions as these technologies are extended across multiple markets and applications. Our goal is to be the optical subsystem and network performance test system provider of choice for multiple protocols and network applications.


    STRENGTHEN AND EXPAND CUSTOMER RELATIONSHIPS. Over the past 11 years, we have established valuable relationships and a loyal base of customers by providing high-quality products and superior service. Our service-oriented approach has allowed us to work closely with leading data and storage network system manufacturers, understand and address their current needs and anticipate their future requirements. We intend to leverage our relationships with our existing customers as they enter new, high-speed data communications markets. We have recently established new customer relationships with several emerging Gigabit Ethernet and Fibre Channel networking equipment manufacturers. We intend to expand our sales and marketing organization in order to establish new relationships with other key data communications network manufacturers.


    CAPITALIZE ON CROSS-SELLING OPPORTUNITIES. Many manufacturers of high-speed data networking and storage systems purchase both optical subsystems and test systems from third-party providers. Frequently, however, different groups or departments within a manufacturer's organization are responsible for qualifying and purchasing subsystems and test equipment. We are increasingly able to capitalize on our customers' satisfaction with one of our product lines and our service-oriented approach to gain valuable introductions that lead to sales of our other product line. As this trend develops, we intend to leverage our unique expertise in both optical subsystems and test systems. In particular, the widespread acceptance of our Fibre Channel test systems is providing opportunities to develop new customers for our optical subsystems.


    EXPAND INTERNATIONAL OPERATIONS. Historically, substantially all of our sales have been made to system manufacturers located in North America. In the fiscal year ended April 30, 1999, sales to customers outside North America represented less than 3% of our total revenues. Recently, manufacturers in other parts of the world have developed and introduced high-speed networking products based on the Gigabit Ethernet and Fibre Channel protocols and international markets for our products are beginning to expand. To better address these expanding international markets, we have recently established relationships with distributors in Japan, the United Kingdom and Israel. We intend to further extend our international operations by expanding our network of distributors and sales representatives in key international markets. As international Fibre Channel and Gigabit Ethernet standards are substantially the same as those in North America, we do not expect that we will require substantial product development efforts to enter international markets.

PRODUCTS

    We provide a broad line of complementary optical subsystems and test systems for high-speed data communications over Gigabit Ethernet LANs and Fibre Channel SANs.

  OPTICAL SUBSYSTEMS

    Our optical subsystems product line consists of three product families--optical data links, optical link extenders and Opticity 3000. Our optical data links are integrated into our customers' systems and used for both short- and long-distance fiber optic communications. Our optical link extenders are external subsystems used for fiber optic communications over long distances. Our Opticity 3000 is an external link extender subsystem which also includes multiplexer functionality that permits multi-channel data transmission over long distances.

    OPTICAL DATA LINKS

    Our family of optical data link products consists of transmitters, receivers and transceivers based on the Gigabit Ethernet and Fibre Channel protocols. A transmitter converts electrical signals into optical signals for transmission over fiber optics. A receiver converts incoming optical signals into electric signals. A transceiver combines both transmitter and receiver functions. Our optical data link products perform these functions with high reliability and data integrity and support a wide range of protocols, transmission speeds, fiber types, wavelengths, transmission distances, form factors and software enhancements. As illustrated below, an optical data link is plugged into a port on a switch, hub, server or storage array and provides the physical connection from that system to the LAN, SAN or extended network.

[Diagram of optical data link using Finisar Corporation products.]

    Our high-speed fiber optic subsystems are engineered to deliver value-added functionality and intelligence. Most of our optical data link products include a microprocessor with proprietary embedded software that allows customers to monitor transmitted and received optical power, temperature, drive current and other link parameters of each port on their systems in real time. In addition, our intelligent optical data links are used by many enterprise networking and storage system manufacturers to enhance the ability of their systems to diagnose and correct abnormalities in fiber optic networks.

    The following table describes our principal optical data link products:

                          TRANSMISSION                                 TRANSMISSION      FORM           SOFTWARE
       PROTOCOLS          SPEED (GBPS)  FIBER TYPES  WAVELENGTHS(NM)     DISTANCES      FACTORS       ENHANCEMENTS
------------------------------------------------------------------------------------------------------------------
 TRANSMITTERS

 Fibre Channel               1.062       Multimode         850               500 m      17-pin          Built-in
                                                                                                       diagnostics

 Gigabit Ethernet             1.25      Singlemode         1310              10 km
                                                           1550              30 km
                                                                             80 km
------------------------------------------------------------------------------------------------------------------
 RECEIVERS

 Fibre Channel               1.062       Multimode         850               500 m      17-pin     Reports on received
                                                                                                      optical power
                                                                                                         levels

 Gigabit Ethernet             1.25      Singlemode         1310              10 km
                                                           1550              30 km
                                                                             80 km
------------------------------------------------------------------------------------------------------------------
 TRANSCEIVERS

 Fibre Channel               1.062       Multimode         850               500 m      28-pin          Built-in
                                                                                                       diagnostics

 Gigabit Ethernet             1.25      Singlemode         1310              10 km       9-pin       OFC auto-sense
                                                           1550              30 km       GBIC            Serial
                                                                                                     identification
                                                                             80 km       RJ-45

    OPTICAL LINK EXTENDERS

    Our FLX-2000 family of optical link extenders allows enterprises to extend the distance of fiber optic links in Gigabit Ethernet and Fibre Channel-based networks while preserving data integrity and reliability. Using our optical link extenders, Gigabit Ethernet networks can be extended from the maximum standard distance of 5 kilometers to up to 120 kilometers, and Fibre Channel networks can be extended from the maximum standard distance of 10 kilometers to up to 120 kilometers. Our optical link extenders enable new network applications such as remote storage and real-time backup, as well as geographic extensions of a network. In addition, our optical link extenders provide a value-added diagnostic function by measuring the bit error rate on data links and monitoring and reporting system status.

    OPTICITY 3000

    Introduced in September 1999, our Opticity 3000 combines link extender and basic, cost-effective wavelength division multiplexing functions that allow enterprises and service providers to extend the distance of transmission and increase the amount of data transmitted over fiber optic data links. The Opticity 3000 is able to multiplex up to eight channels of Fibre Channel or Gigabit Ethernet traffic on a single fiber pair, providing aggregate full-duplex bandwidth of up to 10 Gbps. The Opticity 3000 can be remotely managed using standard network management protocols such as the Simple Network Management Protocol. Opticity 3000 also has features such as redundant power supply designed to maximize reliability and uptime in case of failures.

  NETWORK PERFORMANCE TEST SYSTEMS

    Our GT and GLA family of network performance test systems assist networking and storage system manufacturers in the efficient design of reliable, high-speed networking systems and the testing and monitoring of the performance of these systems. We believe we are the leading supplier of test equipment for the Fibre Channel protocol used in enterprise SANs. We also offer Gigabit Ethernet test systems. Our test systems allow engineers, service technicians and network managers to capture data at high speeds, filter the data and identify various types of intermittent errors and other network problems.


    We recently contracted with Intel Corporation to provide test systems which support the emerging NGIO protocol. NGIO is a peripheral component interconnect, or PCI, bus replacement technology for use in all platforms from the desktop to clustered enterprise level systems. We recently introduced a new family of test systems for use in the development and commercialization of products based on NGIO technology and we delivered our first NGIO test system, a data analyzer, in September 1999. More recently, Intel has combined its NGIO development effort with the efforts of IBM and others who had been supporting a competing specification called Future IO. The combined effort has been re-designated System Input/Output, or SIO. We expect to support the emerging SIO standard as a leading supplier of test equipment for products based on this new standard.


    Our GT and GLA family of test system products includes data generators, data analyzers, error injector/data jammers and low-cost, real-time link monitors. The following table describes our GT and GLA family of products:


                          INTRODUCTION      PROTOCOL       TRANSMISSION
 PRODUCT DESCRIPTION          DATE          SUPPORTED          SPEED          APPLICATION       CONFIGURATION
---------------------------------------------------------------------------------------------------------------
 GIGABIT LINK ANALYZERS
 GLA-2100                     5/94        Fibre Channel     1.062 Gbps      Physical Layer        PC-Hosted
                                                                                Testing
 GLA-3100ES                  10/96            ESCON          200 Mbps         R&D Service         PC-Hosted
 GLA-3100FC                   1/97        Fibre Channel     1.062 Gbps        R&D Service         PC-Hosted
---------------------------------------------------------------------------------------------------------------
 GT FIBRE CHANNEL GIGABIT TRAFFIC SYSTEM
 GT-A                         1/98        Fibre Channel     1.062 Gbps            R&D          Portable, Desk
 Protocol and                                                                                     Top, High
 Performance Analysis                                                                            Perf. Tower
 Card Set
 GT-G                         1/98        Fibre Channel     1.062 Gbps     Inter-operability   Portable, Desk
 Data Generator Card                                                                              Top, High
                                                                                                 Perf. Tower
 GT-J                         2/99        Fibre Channel     1.062 Gbps      Error Recovery     Portable, Desk
 Error Injector Module                                                                            Top, High
                                                                                                 Perf. Tower
---------------------------------------------------------------------------------------------------------------
 GT FIBRE CHANNEL GIGABIT TRAFFIC JAMMER
 Full Duplex                  2/99        Fibre Channel     1.062 Gbps      Error Recovery     Portable, Desk
 Error Injector System                                                                            Top, High
                                                                                                 Perf. Tower
---------------------------------------------------------------------------------------------------------------
 GT GIGABIT TRAFFIC CHECK
 GT-C-FC                      5/98        Fibre Channel     1.062 Gbps       Field Service        Hand Held
 Link Monitor
 GT-C-GE                      5/98           Gigabit         1.25 Gbps       Field Service        Hand Held
 Link Monitor                               Ethernet

CUSTOMERS

    The following table is a list of our customers who have purchased more than $75,000 of our products during the 12-month period ended July 31, 1999:

3Com Corporation                      Essential Communications              Mitsui & Co. Ltd.
Alcatel                               Extreme Networks, Inc.                Mylex Corporation
Amdahl Corporation                    Fermi National Accelerator Lab        Network Appliance, Inc.
Atl Products, Incorporated.           Fibre Technologies Ltd.               Newbridge Networks Corporation
Boeing Corporation                    Fujitsu Computer Products             Qlogic Corporation
Brocade Communications Systems, Inc.  Gadzoox Networks, Inc.                Quantum Corporation
Bull Electronics                      GCH Test & Computer Services Ltd.     Raytheon Corporation
Comdisco, Incorporated                Hewlett-Packard Corporation           Seagate Technology Inc.
Compaq Computer Corporation           Hitachi                               Sequent Computer Systems, Inc.
ConvergeNet Technologies Inc.         Hy-Line Computer Components           Storage Networks Inc.
Crossroads Systems, Incorporated      International Business Machines       Storagetek, Inc.
                                      Corp.
Data General Corporation              Inrange Technologies Corp.            Sun Microsystems Inc.
Dell Computers Corporation            Intel Corporation                     The Shure Group
Digital Equipment Corporation         Jaycor Networks Inc.                  Thomas & Betts Corporation
Dolch Computer Systems                Lockheed Martin Corporation           Vixel Corporation
EG&G Incorporated                     LSI Logic Corporation                 VME Microsystems International
EMC Corporation                       McData Corporation                    W J Hughes Research Center
Emulex Corporation                    McDonnell Douglas Corporation         Western Digital Corporation

    Sales to our two principal customers, Newbridge Networks and EMC Corporation, accounted for 43.9% and 14.6% of our revenues in fiscal 1998, 25.1% and 20.8% in fiscal 1999 and 34.9% and 19.0% in the three months ended July 31, 1999.

  CUSTOMER CASE STUDIES

    The following are representative examples of how our customers have used our products:

    STORAGE ARRAY MANUFACTURER. A manufacturer of storage arrays required a Fibre Channel optical subsystem for a new, high-performance storage array. The manufacturer specified high reliability and the ability to tolerate relatively large variances in system temperature and voltage. We supplied a unique Fibre Channel transceiver that operates over ranges of -10 DEG.C to +85 DEG.C and 5Vplus or minus10%, compared to industry standard ranges of 0 DEG.C to 50 DEG.C and 5Vplus or minus5%. In addition, the diagnostic and communications microprocessor incorporated into our transceiver allows the manufacturer's storage arrays to automatically monitor their optical network connections and set alarms when abnormal conditions are detected. We currently are the sole source supplier of Fibre Channel optical transceivers used in the manufacturer's storage arrays.

    The same manufacturer was faced with the challenge of demonstrating to its customers that its storage systems could reliably recover from error conditions and move data over a Fibre Channel link between the customer's storage array and computer systems. Errors in computer storage networks are typically random and difficult to reproduce and track to their source. Because of the relationship we had built supplying transceivers, the manufacturer contacted us about its problem. We supplied our GT-J Error Injector Module, which the manufacturer used to inject errors into its network systems in a controlled and repeatable manner. This test system also allowed the manufacturer to capture detailed information about each injected error and the behavior of the storage system as it attempted to detect the error and correct the problem. With this information, the manufacturer was able to modify its storage system software to ensure that errors were automatically recognized and corrected, increasing the reliability of its storage systems and satisfying its customers. Because of the successful application of this test system, the manufacturer subsequently began using other Finisar test systems in multiple levels of its product verification, from low-level software and hardware testing to systems integration.

    TELECOMMUNICATIONS SWITCH MANUFACTURER. A telecommunications switch manufacturer required high-speed links to connect clusters of switches within its customers' central offices. The customer desired the high level of reliability of a core telecommunications system, delivered over mulitmode optical fiber. We developed unique transmitter and receiver subsystems incorporating a long-wavelength, telecommunications-grade laser to accommodate the customer's specification. These subsystems have operated reliably for an aggregate of more than a billion operating hours over a two and one-half year period. Recently, the customer also began using our singlemode optical subsystems to connect switch frames over longer distances between multiple offices. The customer ships its switches throughout the world, and we are currently the single source supplier of optical subsystems for these inter-switch links.

    GIGABIT ETHERNET SWITCH MANUFACTURER. A Gigabit Ethernet switch manufacturer required optical transceivers that could operate at a wider temperature range (-10 DEG.C to +85 DEG.C) with lower electromagnetic interference emissions than other available products. After six months of testing, the customer qualified our GBIC optical transceivers, initially for use in its newest switch product and, more recently in all its switch platforms which support the GBIC form factor. The customer has designated Finisar as its single source supplier for GBIC optical transceivers. As a result of the performance of our GBIC transceivers, the customer has qualified other Finisar optical subsystems for use in some of its other high-speed switches.

    MERCHANT BANK. A merchant bank required long distance storage backup for trading floor applications on servers at two sites located in the same city but beyond the standard distance supported by the Fibre Channel protocol. These applications contain critical data on equity trades and currency conversion rates that require real-time backup. The customer selected our Fibre Channel link extenders to allow the two sites to be connected over two different routes of leased single-mode fiber cable. One route is 14 kilometers in length, and the other is 37 kilometers. The two routes use different ducts installed in different parts of the city. Each server has access to local and remote data storage systems. The network is configured so that all points in the network are linked to all other points, allowing all disks to be mirrored in real-time and for a data path in operation to remain operational in the event of a major outage. This configuration provides disaster protection in case either fiber cable is damaged.

TECHNOLOGY

    The development of high quality fiber optic subsystems and test systems for high-speed data communications requires multidisciplinary expertise in the following six technology areas:

    HIGH FREQUENCY SEMICONDUCTOR DESIGN. Our fiber optic subsystems development efforts are supported by an engineering team that specializes in analog/digital integrated circuit design. This group works in both silicon and gallium arsenide, or GaAs, semiconductor technologies where circuit element frequencies are very fast and can be as high as 60 GHz. We have designed proprietary circuits including laser drivers and receiver pre- and post-amplifiers. Our designs allowed us to be early entrants in the 1.0 Gbps data communications market and more recently in the 2.5 Gbps data communications market. These advanced semiconductor devices provide significant cost advantages and will be critical in the development of future products capable of even faster data rates.

    OPTICAL SUBSYSTEM DESIGN. Finisar has established itself as a low-cost design leader beginning with its initial Gbps optical subsystems in 1992. From that base we have developed new singlemode laser alignment approaches and low-cost, all-metal packaging techniques for improved EMI performance and environmental tolerance. We develop our own component and packaging and designs and integrate these designs with proprietary manufacturing processes that allow our products to be manufactured in high volume.

    COMPLEX LOGIC DESIGN. Our test equipment designs are based on field programmable gate arrays, or FPGAs. In recent customer trials, our newest products are being used to operate with clock frequencies of up to 125 MHz and logic densities up to 1 million gates per chip. Our test systems use FPGAs that are programmed by the host PC and therefore can be configured differently for different tests. All of our logic design is done in the VHDL hardware description language which will enable migration to ASICs as volumes warrant. We develop VHDL code in a modular fashion for reuse in logic design which comprises a critical portion of our intellectual property. This re-usable technology base of logic design is available for use in both our test system and optical subsystem product lines and allows us to reduce the time to market for our new and enhanced products.

    SOFTWARE TECHNOLOGY. We devote substantial engineering resources to the development of software technology for use in all of our product lines. We have developed software to control our test systems, analyze data collected by our test systems, and monitor, maintain, test and calibrate our optical subsystems. A majority of our software technology and expertise is focused on the use of object-oriented development techniques to develop software subsystems that can be reused across multiple product lines. We have created substantial intellectual property in the area of data analysis software for our Fibre Channel test equipment. This technology allows us to rapidly sort, filter and analyze large amounts of data using a proprietary database format. This database format is both hardware platform-independent and protocol-independent. This independence allows all of the software tools developed for our existing test products to be utilized in all of our new test products that collect data traces. Because the database format is also protocol-independent, new protocols can be added quickly and easily. Another important component of our intellectual property is our graphical user interface, or GUI, design. Many years of customer experience with our test products have enabled us to define a simple yet effective method to display complex protocols in clear and concise GUIs for intuitive use by engineers.

    SYSTEM DESIGN. The design of all of our products requires a combination of sophisticated technical competencies--optical engineering, high-speed digital and analog design, ASIC design and software engineering. We have built an organization of people with skills in all of these areas. It is the integration of these technical competencies that enables us to produce products that meet the needs of our customers. Our combination of these technical competencies has enabled us to design and manufacturer optical subsystems with built-in optical test multiplexing, and network monitoring, as well as test systems that integrate optical and protocol testing with user interface software.

    MANUFACTURING SYSTEM DESIGN. The design skills gained in our test systems group are also used in the manufacturing of our optical subsystems. We utilize our high-speed FPGA design blocks and concepts and GUI software elements to provide specialized manufacturing test systems for our internal use. These test systems are optimized for test capacity and broad test coverage. We use automated, software-controlled testing to enhance the field reliability of all Finisar products. All of our products are subjected to temperature testing of powered systems as well as full functional tests.

COMPETITION


    The market for optical subsystems and network performance test systems for use in LANs, SANs and extended networks are highly competitive. We believe the principal competitive factors in the optical subsystem and test system markets are:


    - product performance, features, functionality and reliability;

    - price/performance characteristics;

    - timeliness of new product introductions;

    - adoption of emerging industry standards;

    - service and support;

    - size and scope of distribution network;

    - brand name;

    - access to customers; and

    - size of installed customer base.


    We believe we compete favorably with our competitors with respect to most of the foregoing factors. However, we cannot assure you that we will be able to compete successfully against either current or future competitors.


SALES, MARKETING AND TECHNICAL SUPPORT

    We sell our products in North America through our direct sales force and a
network of       independent manufacturers' representatives. Our direct sales force maintains close contact with our customers and provides technical support to our manufacturers' representatives. In our international markets, our direct sales force works with local resellers who assist us in providing support and maintenance to the territories they cover. We have recently established relationships with distributors in Japan, the United Kingdom and Israel.

    Both our optical subsystems and our network performance test systems are often sold to the same customer. We are increasingly able to capitalize on our customers' satisfaction with one of our product lines and our service-oriented approach to gain valuable introductions that can lead to sales of our other product line. We anticipate that we will continue to benefit from these trends in the future.

    Our marketing efforts are focused on increasing awareness of our optical subsystems and test systems product lines and our brand name. Key components of our marketing efforts include:

    - continuing our active participation in industry associations and standards committees to promote and further enhance Gigabit Ethernet and Fibre Channel technologies, promote standardization in the LAN and SAN markets, and increase our visibility as industry experts; and

    - leveraging major trade show events and LAN and SAN conferences to promote our broad product lines.

    In addition, our marketing group provides marketing support services for our executive staff, our direct sales force and our manufacturers' representatives and resellers. Through our marketing activities, we provide technical and strategic sales support to our direct sales personnel and resellers including in-depth product presentations, technical manuals, sales tools, pricing, marketing communications, marketing research, trademark administration and other support functions.

    A high level of continuing service and support is critical to our objective of developing long-term customer relationships. We emphasize customer service and technical support in order to provide our customers and their end users with the knowledge and resources necessary to successfully utilize our product line. Our customer service utilizes a technical team of field and factory applications engineers, technical marketing personnel and, when required, product design engineers. We provide extensive customer support throughout the qualification and sale process. In addition, we also provide many resources through our World Wide Web site, including product documentation and technical information. We intend to continue to provide our customers with comprehensive product support and believe it is critical to remaining competitive.

MANUFACTURING

    We outsource the majority of our assembly operations, and we conduct manufacturing engineering, supply chain management, quality assurance and documentation control operations at our facility in Sunnyvale, California. This approach enables us to focus on our design strengths, reduce fixed costs and capital expenditures and provide flexibility in meeting market demand.

    We currently rely on three U.S.-based contract manufacturers for substantially all of our assembly operations. We do not have long-term contracts with any of our contract manufacturers, and none of them are obligated to perform assembly services for us for any specific period or at any specified price, except as may be provided in a particular purchase order. We are currently considering the use of contract manufacturers in Asia for a portion of our assembly requirements.

    We design and develop a number of the key components of our products, including ASICs, printed circuit boards and software. In addition, our manufacturing team works closely with our engineers to manage the supply chain. Product testing and burn-in are performed at our facility. We also use inspection, testing and statistical process controls to assure the quality and reliability of our products. In addition, most of our optical subsystems have an intelligent interface that allows us to monitor product quality during the manufacturing process.

    Although we use standard parts and components for our products where possible, we currently purchase a few key components used in the manufacture of our products from single or limited sources. Our principal single source components include ASICs and lasers. Generally, purchase commitments with our single or limited source suppliers are on a purchase order basis. Any interruption or delay in the supply of any of these components, or the inability to procure these components from alternate sources at acceptable prices and within a reasonable time, would substantially harm our business. In addition, qualifying additional suppliers can be time-consuming and expensive and may increase the likelihood of errors.

    We use a rolling twelve-month forecast based on anticipated product orders to determine our material requirements. Lead times for materials and components we order vary significantly, and depend on factors such as the specific supplier, contract terms and demand for a component at a given time. It is our practice to maintain a 12-month inventory of sole source components to decrease the risk of a component shortage.

RESEARCH AND DEVELOPMENT

    In fiscal 1998 and fiscal 1999, our research and development expenses were $3.8 million and $7.9 million, respectively. We believe that our future success depends on our ability to continue to enhance our existing products and to develop new products that maintain technological competitiveness. We focus our product development activities on addressing the evolving needs of our customers within the LAN, SAN and extended network markets. We work closely with our original equipment manufacturers and system integrators to monitor changes in the marketplace. We design our products around current industry standards and will continue to support emerging standards that are consistent with our product strategy. Our research and development groups are aligned with our different product lines and we have specific groups devoted to ASIC design and test, gigabit per second subsystem design, test equipment hardware and software design. In addition, our research and development also includes manufacturing engineer efforts whereby we examine each product for its manufacturability, predicted reliability, expected lifetime and manufacturing costs.

    We are currently undertaking development efforts for our product lines with emphasis on increasing reliability, integrity and performance, as well as value-added functions. Some examples of products that we are working on are 10 Gbps Ethernet and 2.125 Gbps Fibre Channel optical subsystems. We also intend to focus on increased product integration to enhance the price/performance capabilities of our products. We believe that our research and development efforts are key to our ability to maintain technical competitiveness and to deliver innovative products that address the needs of the market. However, there can be no assurance that our product development efforts will result in commercially successful products, or that our products will not be rendered obsolete by changing technology or new product announcements by other companies.

INTELLECTUAL PROPERTY


    Our success and ability to compete is dependent in part on our proprietary technology. We rely on a combination of patent, copyright, trademark and trade secret laws, as well as confidentiality agreements and licensing arrangements, to establish and protect our proprietary rights. To date, we have relied primarily on proprietary processes and know-how to protect our intellectual property. Although we have filed for several patents, some of which have issued, we cannot assure you that any patents will issue as a result of pending patent applications or that our issued patents will be upheld. Any infringement of our proprietary rights could result in significant litigation costs, and any failure to adequately protect our proprietary rights could result in our competitors offering similar products, potentially resulting in loss of a competitive advantage and decreased revenues. Despite our efforts to protect our proprietary rights, existing patent, copyright, trademark and trade secret laws afford only limited protection. In addition, the laws of some foreign countries do not protect our proprietary rights to the same extent as do the laws of the United States. Attempts may be made to copy or reverse engineer aspects of our products or to obtain and use information that we regard as proprietary. Accordingly, we may not be able to prevent misappropriation of our technology or deter others from developing similar technology. Furthermore, policing the unauthorized use of our products is difficult. Litigation may be necessary in the future to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. This litigation could result in substantial costs and diversion of resources and could significantly harm our business.


    The networking industry is characterized by the existence of a large number of patents and frequent litigation based on allegations of patent infringement. From time to time, third parties may assert patent, copyright, trademark and other intellectual property rights to technologies and in various jurisdictions that are important to our business. Any claims asserting that our products infringe or may infringe proprietary rights of third parties, if determined adversely to us, could significantly harm our business. Any claims, with or without merit, could be time-consuming, result in costly litigation, divert the efforts of our technical and management personnel, cause product shipment delays or require us to enter into royalty or licensing agreements, any of which could significantly harm our business. Royalty or licensing agreements, if required, may not be available on terms acceptable to us, if at all. In addition, our agreements with our customers typically require us to indemnify our customers from any expense or liability resulting from claimed infringement of third party intellectual property rights. In the event a claim against us was successful and we could not obtain a license to the relevant technology on acceptable terms or license a substitute technology or redesign our products to avoid infringement, our business would be significantly harmed.

PENDING LITIGATION

    In April 1999, Methode Electronics, a manufacturer of electronic component devices, filed a lawsuit against us and another manufacturer, Hewlett-Packard Co., in the United States District Court for the Northern District of Illinois alleging that our optoelectronic products infringe four patents held by Methode. The lawsuit seeks monetary damages and injunctive relief. In August 1999, the Court granted a motion to transfer the case to the United States District Court for the Northern District of California. It is our position that the Methode patents are invalid, unenforceable and/or not infringed by our products. We believe that we have strong defenses against Methode's lawsuit, and we intend to defend the suit vigorously. However, the litigation is in the preliminary stage, and we cannot predict its outcome. The litigation process is inherently uncertain. Patent litigation is particularly complex and can extend for a protracted time, which can substantially increase the cost of such litigation. In connection with the Methode litigation, we have incurred, and expect to continue to incur, substantial legal fees and expenses. The Methode litigation has also diverted, and is expected to continue to divert, the efforts and attention of some of our key management and technical personnel. As a result, our defense of this litigation, regardless of its eventual outcome, has been, and will likely continue to be, costly and time consuming. Should the outcome of the litigation be adverse to us, we could be required to pay significant monetary damages to Methode and could be enjoined from selling those of our products found to infringe Methode's patents unless and until we are able to negotiate a license from Methode. In the event we obtain a license from Methode, we would likely be required to make royalty payments with respect to sales of our products covered by the license. Any such payments would increase our cost of revenues and reduce our gross profit. If we are required to pay significant monetary damages, are enjoined from selling any of our products or are required to make royalty payments pursuant to any such license agreement, our business would be significantly harmed.

FACILITIES

    Our facility is located in Sunnyvale, California. We lease approximately 50,000 square feet for our corporate headquarters which includes research and development, sales and marketing, general and administrative and manufacturing operations. This lease expires in July 2006. We believe our current facilities will be adequate to meet our needs for the foreseeable future. In addition, we have an option to lease approximately 25,000 additional square feet at the same location to accommodate our future space requirements. We may exercise this option upon the expiration of a third-party lease with a maximum term of three years.

    In addition, we continue to lease our prior facility in Mountain View, California under a lease expiring in May 2002. We intend to continue subleasing this 20,000 square foot facility through the expiration of the lease term.

EMPLOYEES


    As of September 30, 1999, we employed a total of 186 full-time employees. We also from time to time employ part-time employees and hire contractors. Our employees are not represented by any collective bargaining agreement, and we have never experienced a work stoppage. We believe that our employee relations are good.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS


    Our executive officers and directors, and their ages as of September 30, 1999, are as follows:


                    NAME                           AGE                              POSITION(S)
---------------------------------------------      ---      ------------------------------------------------------------
Jerry S. Rawls...............................          55   President, Chief Executive Officer and Director
Frank H. Levinson............................          46   Chairman of the Board and Chief Technical Officer
Mark J. Farley...............................          37   Vice President, Digital Systems Engineering
Jan Lipson...................................          48   Vice President, Optical Engineering
Stephen K. Workman...........................          48   Vice President, Finance, Chief Financial Officer
                                                            and Secretary
Michael C. Child.............................          44   Director
Roger C. Ferguson............................          56   Director

    JERRY S. RAWLS has served as a member of our Board of Directors since March 1989, as our President since April 1989 and as our Chief Executive Officer since August 1999. From September 1968 to February 1989, Mr. Rawls was employed by Raychem Corporation, a materials science and engineering company, where he held various management positions including Division General Manager of the Aerospace Products Division and Interconnection Systems Division. Mr. Rawls holds a B.S. in Mechanical Engineering from Texas Tech University and an M.S. in Industrial Administration from Purdue University.

    FRANK H. LEVINSON founded Finisar in April 1987 and has served as a member of our Board of Directors since February 1988 and as our Chairman of the Board and Chief Technical Officer since August 1999. Mr. Levinson also served as our Chief Executive Officer from February 1988 to August 1999. From September 1980 to December 1983, Mr. Levinson was a Member of Technical Staff at AT&T Bell Laboratories. From January 1984 to July 1984, he was a Member of Technical Staff at Bellcore, a provider of services and products to the communications industry. From April 1985 to December 1985, Mr. Levinson was the principal optical scientist at Raychem Corporation, and from January 1986 to February 1988, he was Optical Department Manager at Raynet, Inc., a fiber optic systems company. Mr. Levinson holds a B.S. in Mathematics/Physics from Butler University and an M.S. and Ph.D. in Astronomy from the University of Virginia.

    MARK J. FARLEY has served as our Vice President, Digital Systems Engineering since April 1996. From August 1991 to April 1996, Mr. Farley was a consulting design engineer. During that time, Mr. Farley was heavily involved in the design of Finisar's early products. From September 1986 to August 1991, Mr. Farley was a hardware design manager with Raynet, Inc. From September 1984 to September 1986, he was a hardware design manager at Tandem Computers. Mr. Farley holds a B.S. in Electrical Engineering from the Massachusetts Institute of Technology.

    JAN LIPSON has served as our Vice President, Optical Engineering since April 1998. From June 1995 to April 1998, Mr. Lipson was Vice-President, Advanced Technology for Ortel Corporation, a fiber optic components supplier to the cable television industry. From March 1982 to June 1995, Mr. Lipson was employed by AT&T Bell Laboratories, and most recently held the position of Department Head and Development Manager for the Subsystems Development Group in the Lightwave Communications Area. From October 1978 to March 1982, Mr. Lipson was a member of the technical staff at Los Alamos National Labs. Mr. Lipson holds a B.S. in Physics from the California Institute of Technology, a Ph.D. in Physics from the University of California at San Diego and an M.B.A. from the University of Pittsburgh.

    STEPHEN K. WORKMAN has served as our Vice President, Finance and Chief Financial Officer since March 1999 and as our Secretary since August 1999. From November 1989 to March 1999, Mr. Workman served as Chief Financial Officer at Ortel Corporation. Mr. Workman holds a B.S. in Engineering Science and an M.S. in Industrial Administration from Purdue University.

    MICHAEL C. CHILD has been a member of our Board of Directors since November 1998. Mr. Child has been employed by TA Associates, Inc., a venture capital investment firm, since July 1982 where he currently serves as a Managing Director. Mr. Child holds a B.S. in Electrical Engineering from the University of California at Davis and an M.B.A. from the Stanford Graduate School of Business.

    ROGER J. FERGUSON has been a member of our Board of Directors since August 1999. Mr. Ferguson has served as Chief Executive Officer of Semio Inc., an early stage software company, since July 1999 and as a principal in VenCraft, LLC, a venture capital partnership, since July 1997. From 1993 to 1997, Mr. Ferguson was Chief Executive Officer of DataTools, Inc., a database software company. From 1987 to 1993, Mr. Ferguson served as Chief Operating Officer for Network General Inc., a network analysis company. Mr. Ferguson also serves on the Boards of Directors of Microtest, Inc. and several other private companies. Mr. Ferguson holds a B.A. in Psychology from Dartmouth College and an M.B.A. from the Amos Tuck School at Dartmouth.

    Our President, Secretary and Chief Financial Officer are elected by the Board of Directors, all other executive officers are elected by the Board of Directors or appointed by the President, and all officers serve at the discretion of the Board of Directors. Each of our officers and directors, other than nonemployee directors, devotes his full time to the affairs of Finisar.

COMPOSITION OF THE BOARD OF DIRECTORS

    Our Board of Directors is currently fixed at four directors. Mr. Child was elected to serve on our Board of Directors pursuant to a voting agreement entered into in November 1998 in connection with the sale of our convertible redeemable preferred stock. This agreement will terminate upon the closing of this offering. Upon the closing of this offering, our certificate of incorporation will provide that the terms of office of the members of the Board of Directors will be divided into three classes: Class I, whose term will expire at the annual meeting of stockholders to be held in 2000, Class II, whose term will expire at the annual meeting of stockholders to be held in 2001 and Class III, whose term will expire at the annual meeting of stockholders to be held in 2002. The Class I director will be Mr. Ferguson, the Class II director will be Mr. Levinson and the Class III directors will be Messrs. Child and Rawls. At each annual meeting of stockholders after the initial classification, the successors to directors whose term will then expire will be elected to serve from the time of election and qualification until the third annual meeting following their election. Our nonemployee directors devote such time to our affairs as is necessary to discharge their duties. There are no family relationships among any of our directors, officers or key employees.

BOARD COMMITTEES

    The audit committee of our Board of Directors recommends the appointment of our independent auditors, reviews our internal accounting procedures and financial statements and consults with and reviews the services provided by our independent auditors, including the results and scope of their audit. The audit committee currently consists of Messrs. Child and Ferguson.

    The compensation committee of our Board of Directors reviews and recommends to the Board of Directors the compensation and benefits of all executive officers of Finisar and establishes and reviews general policies relating to compensation and benefits of Finisar employees. The compensation committee currently consists of Messrs. Child and Ferguson.

COMPENSATION OF DIRECTORS

    Directors of Finisar do not receive cash compensation for their services as directors or members of committees of the Board of Directors. However, non-employee directors are eligible to receive stock options. We do reimburse directors for their reasonable expenses incurred in attending meetings of the Board of Directors.

EXECUTIVE COMPENSATION

  SUMMARY COMPENSATION INFORMATION

    The following table sets forth information regarding compensation received during the fiscal year ended April 30, 1999 by our Chief Executive Officer and each of our other executive officers whose total salary and bonus earned during the fiscal year ended April 30, 1999 exceeded $100,000:

                           SUMMARY COMPENSATION TABLE

                                                                                             LONG-TERM AND OTHER
                                                                                                COMPENSATION
                                                                                          -------------------------
                                                           ANNUAL COMPENSATION            NUMBER OF
                                                 ---------------------------------------  SECURITIES
                                                                         OTHER ANNUAL     UNDERLYING    ALL OTHER
NAME AND PRINCIPAL POSITION                       SALARY      BONUS     COMPENSATION(1)    OPTIONS    COMPENSATION
-----------------------------------------------  ---------  ---------  -----------------  ----------  -------------
Jerry S. Rawls (2) ............................  $ 190,000  $ 106,192      $   4,677              --    $      --
  President
Frank H. Levinson (2) .........................    190,000    106,192          3,581              --           --
  Chief Executive Officer
Mark J. Farley ................................    160,000     64,731          2,857              --           --
  Vice President, Digital Systems Engineering
Jan Lipson ....................................    140,000     44,077            162      300,000 (3)          --
  Vice President, Optical Engineering

------------------------------

(1) Represents contributions to each executive officer's 401(k) plan account.

(2) In August 1999, Mr. Rawls was elected to the additional office of Chief Executive Officer, and Mr. Levinson became Chairman of the Board and Chief Technical Officer.

(3) This option is immediately exercisable, subject to a right of repurchase in favor of Finisar which lapses at the rate of 20% per year over a period of five years.

  OPTION GRANTS

    The following table sets forth information regarding grants of stock options to each of the executive officers named in the Summary Compensation Table above during the fiscal year ended April 30, 1999. All of these options were granted under our 1989 stock option plan. The percentage of total options set forth below is based on an aggregate of 2,900,000 options granted during the fiscal year. All options were granted at the fair market value of our common stock, as determined by the Board of Directors on the date of grant. Potential realizable values are net of exercise price, but before taxes associated with exercise. Amounts represent hypothetical gains that could be achieved for the options if exercised at the end of the option term. The assumed 5% and 10% rates of stock price appreciation are provided in accordance with rules of the SEC and do not represent Finisar's estimate or projection of the future common stock price.

              OPTIONS GRANTED IN FISCAL YEAR ENDED APRIL 30, 1999

                                                                                                        POTENTIAL REALIZABLE
                                                                                                               VALUE
                                         INDIVIDUAL GRANTS                                               AT ASSUMED ANNUAL
                           ---------------------------------------------                    DEEMED            RATES OF
                            NUMBER OF      % OF TOTAL                                      VALUE PER        STOCK PRICE
                           SECURITIES        OPTIONS                                       SHARE AT         APPRECIATION
                           UNDERLYING      GRANTED TO        EXERCISE                       DATE OF       FOR OPTION TERM
                             OPTIONS      EMPLOYEES IN         PRICE       EXPIRATION        GRANT      --------------------
NAME                         GRANTED       FISCAL YEAR       ($/SHARE)        DATE         ($/SHARE)       5%         10%
-------------------------  -----------  -----------------  -------------  -------------  -------------  ---------  ---------
Jerry S. Rawls...........          --              --               --             --             --           --         --
Frank H. Levinson........          --              --               --             --             --           --         --
Mark J. Farley...........          --              --               --             --             --           --         --
Jan Lipson...............     300,000(1)          10.3            0.15         8/6/08           0.15    $  28,300  $  71,718

------------------------------

(1) This option is immediately exercisable, subject to a right of repurchase in favor of Finisar which lapses at the rate of 20% per year over a period of five years.

  OPTION EXERCISES AND FISCAL YEAR-END HOLDINGS

    The following table sets forth the number of shares of common stock acquired and the value realized upon exercise of stock options during the fiscal year ended April 30, 1999 and the number of shares of common stock subject to exercisable and unexercisable options held as of April 30, 1999 by each of the executive officers named in the Summary Compensation Table above.

     AGGREGATE OPTION EXERCISES IN FISCAL 1999 AND VALUES AT APRIL 30, 1999

                                                         NUMBER OF SECURITIES
                                                                                   VALUE OF UNEXERCISED
                                                        UNDERLYING UNEXERCISED
                                                                                       IN-THE-MONEY
                            NUMBER OF                     OPTIONS AT 4/30/99      OPTIONS AT 4/30/99 (2)
                             SHARES
                           ACQUIRED ON      VALUE      ------------------------  ------------------------
NAME                        EXERCISE    REALIZED (1)     VESTED      UNVESTED      VESTED      UNVESTED
-------------------------  -----------  -------------  -----------  -----------  -----------  -----------
Jerry S. Rawls...........          --            --            --           --           --           --
Frank H. Levinson........          --            --            --           --           --           --
Mark J. Farley...........   1,538,460     $  30,769            --      661,540           --    $ 780,617
Jan Lipson...............     300,000        33,000            --           --           --           --

------------------------------

(1) The value realized upon exercise is based on the deemed fair value of the underlying securities on the date of exercise, minus the per share exercise price, multiplied by the number of shares acquired upon exercise.

(2) The value of unexercised options set forth above is calculated based on the deemed fair value of the underlying securities on April 30, 1999 of $1.31 per share, minus the exercise price.

STOCK PLANS

  1999 STOCK OPTION PLAN

    Finisar's 1999 stock option plan was adopted by the Board of Directors and approved by the stockholders in April 1999. Finisar is authorized to issue up to 7,000,000 shares of common stock under this plan. This number of shares will be increased on May 1, 2001 and each subsequent May 1 during the term of the plan by 5% of the number of shares of common stock issued and outstanding on the immediately preceding April 30. The 1999 stock option plan is currently being administered by the Board of Directors. The plan allows grants of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code, to employees, including officers and employee directors. In addition, it allows grants of nonstatutory options to employees, non-employee directors and consultants. The plan expires in April 2009, but may be terminated sooner by the Board of Directors.

    The exercise price of incentive stock options granted under the 1999 stock option plan must not be less than the fair market value of a share of the common stock on the date of grant. In the case of nonstatutory stock options, the exercise price must not be less than 85% of the fair market value of a share of the common stock on the date of grant. With respect to an incentive stock option granted to any optionee who owns stock representing more than 10% of the voting power of all classes of Finisar's outstanding capital stock, the exercise price of the option must be equal to at least 110% of the fair market value of a share of the common stock on the date of grant, and the term of the option may not exceed five years. The terms of all other options may not exceed ten years. The aggregate fair market value (determined as of the date of option grant) of the common stock for which incentive stock options may become exercisable for the first time by any optionee may not exceed $100,000 in any calendar year. The Board of Directors has the discretion to determine vesting schedules and exercise requirements, if any, of all options granted under the plan. However, the plan provides that in connection with a change in control, if the acquiring corporation fails to assume the plan's outstanding options or replace them with substantially equivalent new options, all options will become immediately exercisable in full. In addition, the plan allows the Board of Directors to provide in any option agreement full acceleration of the exercisability of these options if, within 12 months following a change in control, the optionee is terminated without cause or resigns for "good reason," which includes:



    - the assignment of any duties, or limitation of responsibilities, that are substantially inconsistent with the optionee's status prior to the change of control,



    - the relocation of an optionee's principal work place more than fifty miles from his work place prior to the change of control or the imposition of substantially more demanding travel requirements, or



    - any material reduction in base compensation, bonus or benefits.



    As of September 30, 1999, under the 1999 stock option plan 672,800 shares of common stock had been issued upon exercise of options outstanding, options to purchase 994,200 shares of common stock, with a weighted average exercise price of $2.1659, were outstanding, and 5,333,000 shares of common stock remained available for future grants.


  1989 STOCK OPTION PLAN


    Finisar's 1989 stock option plan was adopted by the Board of Directors and approved by the stockholders in April 1989. Prior to the expiration of its ten-year term in April 1999, a total of 7,675,611 shares of common stock were reserved for issuance under the 1989 stock option plan. Although no additional options will be granted under this plan, the options for 1,042,540 shares of common stock outstanding as of September 30, 1999 will remain subject to its provisions and the plan will continue to be administered by the Board of Directors.


    The 1989 stock option plan allowed the grant of incentive stock options and nonstatutory stock options. The exercise price of incentive stock options granted under the plan was required to be not less than the fair market value of a share of the common stock on the date of grant. The exercise price of nonstatutory stock options granted under the plan was required to be not less than 85% of the fair market value of a share of common stock on the date of grant. With respect to any optionee who owned stock representing more than 10% of the voting power of all classes of Finisar's outstanding capital stock, the exercise price of any option was required to be equal to at least 110% of the fair market value of a share of the common stock on the date of grant, the term of any incentive stock option could not exceed five years and the term of any nonstatutory stock option could not exceed five years and one day. The terms of all other options could not exceed ten years. The aggregate fair market value (determined as of the date of option grant) of the common stock for which incentive stock options could become exercisable for the first time by any optionee could not exceed $100,000 in any calendar year. The Board of Directors had the discretion to determine vesting schedules and exercise requirements, if any, of all option grants under this plan. However, the plan provided that in connection with a sale of all or substantially all of the assets of Finisar, or a merger of Finisar with or into another corporation, if the acquiring corporation fails to assume the plan's outstanding options or replace them with equivalent new options, all options will become immediately vested and exercisable in full.


    As of September 30, 1999, under the 1989 stock option plan 6,618,660 shares of common stock had been issued upon exercise of options outstanding and options to purchase 1,042,540 shares of common stock, at a weighted average exercise price of $0.285, were outstanding.


  1999 EMPLOYEE STOCK PURCHASE PLAN

    Finisar's 1999 employee stock purchase plan was adopted by the Board of Directors and approved by the stockholders in September 1999. A total of 250,000 shares of common stock are reserved for issuance under the plan, cumulatively increased by 250,000 shares on May 1, 2001 and each May 1 thereafter through May 1, 2010. This plan, which is intended to qualify under Section 423 of the Internal Revenue Code, will be administered by the Board of Directors. Employees, including officers and employee directors, are eligible to participate in the plan if they are employed by Finisar for more than 20 hours per week and more than five months in any calendar year. The plan will be implemented during sequential 12-month offering periods, generally commencing on or about December 1 of each year. However, the first such offering period will commence on the effective date of this offering and will terminate on November 30, 2000. In addition, a six-month offering period will generally commence on June 1 of each year.

    The employee stock purchase plan permits eligible employees to purchase our common stock through payroll deductions, which may not exceed 20% of the employee's total compensation. Stock may be purchased under the plan at a price equal to 85% of the fair market value of our common stock on either the first or the last day of the offering period, whichever is lower. Employees may end their participation in the offering at any time during the offering period, and participation ends automatically on termination of a participant's employment with Finisar. Participants may not purchase shares of common stock having a value, measured at the beginning of the offering period, greater than $25,000 in any calendar year or more than a number of shares in any offering period determined by dividing $25,000 (or $12,500 with respect to a six-month offering period) by the fair market value of a share of Finisar common stock determined at the beginning of the offering period.

401(k) PLAN

    Our 401(k) retirement and deferred savings plan covers all eligible employees and is intended to qualify as a tax-qualified plan under the Internal Revenue Code. Employees are eligible to participate in the plan on the first day of the month immediately following twelve months of service with Finisar. The plan provides that each participant may contribute up to 12% of his or her pre-tax gross compensation up to a statutory limit, which is $10,000 in calendar year 1999. All amounts contributed by participants and earnings on participant contributions are fully vested at all times. Finisar may contribute an amount equal to one-half of the first 5% of each participant's contribution. Finisar's contributions vest one-fifth per year over five years. Finisar's contributions to the plan through July 31, 1999 totaled approximately $113,000.

INDEMNIFICATION OF DIRECTORS AND EXECUTIVE OFFICERS AND LIMITATION OF LIABILITY

    As permitted by the Delaware General Corporation Law, we have adopted provisions in our certificate of incorporation which provide that our directors shall not be personally liable for monetary damages to Finisar or its stockholders for a breach of fiduciary duty as a director, except liability for:

    - a breach of the director's duty of loyalty to Finisar or its stockholders;

    - acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

    - an act related to our unlawful stock repurchase or payment of a dividend under Section 174 of the Delaware General Corporation Law; or

    - transactions from which the director derived an improper personal benefit.

    These limitations of liability do not apply to liabilities arising under the federal securities laws and do not affect the availability of equitable remedies such as injunctive relief or rescission. Our certificate of incorporation also authorizes us to indemnify our officers, directors and other agents to the fullest extent permitted under Delaware law.

    As permitted by the Delaware General Corporation Law, our bylaws provide that:

    - we are required to indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions;

    - we are required to advance expenses, as incurred, to our directors and officers in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions; and

    - the rights provided in the bylaws are not exclusive.

    We intend to enter into separate indemnification agreements with each of our directors and officers which may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements may require us, among other things, to indemnify our directors and officers against liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct. These indemnification agreements also may require us to advance any expenses incurred by the directors or officers as a result of any proceeding against them as to which they could be indemnified and to obtain directors' and officers' insurance if available on reasonable terms.

    At present, there is no pending litigation or proceeding involving any of our directors, officers, employees or agents where indemnification by us is sought. In addition, we are not aware of any threatened litigation or proceeding which may result in a claim for indemnification.

    We intend to maintain directors' and officers' liability insurance.

                           RELATED PARTY TRANSACTIONS


FINANCING TRANSACTION

    In November 1998, we sold and issued an aggregate of 12,039,486 shares of our convertible redeemable preferred stock at a price of $2.1932 per share. TA Associates, Inc., of which Mr. Child is a Managing Director, and its affiliated entities purchased 9,422,305 of such shares for an aggregate purchase price of $20,665,000. Upon the closing of this offering, each share of convertible redeemable preferred stock will be converted into 0.7460371 of a share of common stock and one share of redeemable preferred stock, and all outstanding shares of redeemable preferred stock will be redeemed for $0.2193 per share.

LOAN TO OFFICER

    In August 1998, we loaned $225,000 to Mr. Lipson. This loan was evidenced by a promissory note bearing interest at the rate of 2% per annum and collateralized by a deed of trust owned by Mr. Lipson. Mr. Lipson repaid this loan in full in December 1998.

CONTRIBUTIONS TO CAPITAL AND REPURCHASES OF COMMON STOCK

    In March 1998, Mr. Levinson and his wife contributed 2,200,000 shares of our common stock, having a fair market value of $0.13 per share, to the capital of Finisar.


    We used a portion of the proceeds of our convertible redeemable preferred stock financing and related bank borrowings in November 1998 to repurchase 7,397,922 shares of our common stock from Mr. Levinson at a per share price of $2.1932 for an aggregate purchase price of $16,225,123, 5,439,373 and 1,400,000 shares of our common stock from Mr. Rawls and a trust for the benefit of members of his family, respectively, at a per share price of $2.1932 for aggregate purchase prices of $11,929,633 and $3,070,480, respectively, and 220,000 shares of our common stock from Mr. Farley at a per share price of $2.1932 for an aggregate purchase price of $482,504. Giving effect to the repurchases of common stock, the net proceeds from our sale of the convertible redeemable preferred stock were $5.6 million.


OPTION GRANTS AND EXERCISES

    In March 1998, we granted Mr. Farley an option to purchase an aggregate of 2,200,000 shares of common stock, with an exercise price of $0.13 per share. Mr. Farley exercised a portion of this option to purchase 1,538,460 shares. The exercise price was paid by Mr. Farley by delivery to us of a promissory note in the principal amount of $200,000, bearing interest at the rate of 6% per annum and collateralized by shares of our common stock owned by Mr. Farley. Mr. Farley repaid this loan in full in January 1999.

    In March 1999, we granted Mr. Workman an option to purchase an aggregate of 200,000 shares of common stock, with an exercise price of $1.31 per share. Mr. Workman exercised this option in full in April 1999. The exercise price was paid by Mr. Workman by delivery to us of a promissory note in the principal amount of $262,000 bearing interest at the rate of 6% per annum. This promissory note is payable in full by April 2004 and is collateralized by shares of our common stock owned by Mr. Workman.

OTHER TRANSACTIONS

    We intend to enter into indemnification agreements with each of our directors and officers. These indemnification agreements will require Finisar to indemnify such individuals to the fullest extent permitted by Delaware law.

                       PRINCIPAL AND SELLING STOCKHOLDERS


    The following table sets forth information known to us regarding the beneficial ownership of our common stock as of September 30, 1999, and as adjusted to reflect the sale of the common stock offered hereby, by:


    - each stockholder who is known by us to beneficially own more than 5% of common stock;

    - each of our executive officers listed on the Summary Compensation Table under "Management;"

    - each of our directors; and

    - all of our executive officers and directors as a group.


                                                                                              PERCENTAGE OF SHARES
                                                                                             BENEFICIALLY OWNED (1)
                                                                    NUMBER OF SHARES      ----------------------------
                                                                   BENEFICIALLY OWNED       BEFORE          AFTER
BENEFICIAL OWNER                                                         (1)(2)            OFFERING     OFFERING (2)
---------------------------------------------------------------  -----------------------  -----------  ---------------
SIGNIFICANT STOCKHOLDERS:
Entities affiliated with TA Associates, Inc. (3)...............           7,029,388             16.7%          14.1%
Entities affiliated with Summit Partners (4)...................           1,843,660              4.4            3.7
EXECUTIVE OFFICERS AND DIRECTORS:
Jerry S. Rawls.................................................           8,470,627             20.2           17.0
Frank H. Levinson (5)..........................................          15,598,872             37.1           31.4
Mark J. Farley (6).............................................           1,885,000              4.4            3.7
Jan Lipson (7).................................................             300,000                *              *
Michael C. Child (8)...........................................           7,029,388             16.7           14.1
Roger C. Ferguson (9)..........................................              20,000                *              *
All executive officers and directors as a group (7
  persons)(10).................................................          33,503,887             78.5           66.5


------------------------

*   Less than 1%.


(1) Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. All shares of common stock subject to options exercisable within 60 days following September 30, 1999 are deemed to be outstanding and beneficially owned by the person holding those options for the purpose of computing the number of shares beneficially owned and the percentage of ownership of that person. They are not, however, deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other person. Accordingly, percent ownership is based on: (i) before the offering, 42,007,462 shares of Common Stock outstanding as of September 30, 1999 plus any shares issuable pursuant to options held by the person or group in question which may be exercised within 60 days of September 30, 1999; and (ii) after the offering, an additional 7,700,000 shares to be issued by the Company in the offering. Except as indicated in the other footnotes to the table and subject to applicable community property laws, based on information provided by the persons named in the table, these persons have sole voting and investment power with respect to all shares of the common stock shown as beneficially owned by them.



(2) Assumes no exercise of the underwriters' over-allotment option. If the underwriters exercise their over-allotment option in full, the selling stockholders will sell an aggregate of 1,155,000 shares of Common Stock. In such event, (i) entities affiliated with TA Associates, Inc. will sell between 910,456 and 1,147,751 shares and will beneficially own between 5,881,637 and 6,118,932 shares, or between 11.8% and 12.3% of the outstanding common stock, after completion of this offering, and (ii) other selling shareholders will sell between 7,249 and 244,544 shares.

(3) Includes 1,699,095 shares held by Advent Atlantic and Pacific III L.P., 5,097,285 shares held by TA/ Advent VIII, L.P., 102,047 shares held by TA Investors LLC and 130,961 shares held by TA Executives Fund LLC. TA/Advent VIII L.P., Advent Atlantic & Pacific III L.P., TA Executives Fund LLC and TA Investors LLC are part of an affiliated group of investment partnerships. The general partner of TA/Advent VIII L.P. is TA Associates VIII LLC. The general partner of Advent Atlantic and Pacific III L.P. is TA Associates AAP III Partners L.P. TA Associates, Inc. is the general partner of TA Associates AAP III Partner L.P. and is the sole manager of TA Advent VIII LLC, TA Executives Fund LLC and TA Investors LLC. In such capacity, TA Associates, Inc., through an executive committee, exercises sole voting and investment power with respect to all shares held of record by the named investment partnerships; individually, no stockholder, director or officer of TA Associates, Inc., is deemed to have or share such voting or investment power. The address of TA Associates, Inc. is 125 High Street, High Street Tower, Suite 2500, Boston, MA 02110.



(4) Includes 1,408,567 shares held by Summit Ventures V, L.P., 250,728 shares held by Summit Ventures V Companion Fund L.P., 95,083 shares held by Summit V Advisors Fund (QP), L.P., 29,057 shares held by Summit V Advisors Fund, L.P. and 60,225 shares held by Summit Investors III, L.P., each of which is an affiliate of Summit Partners, L.P. Summit Partners V, L.P. is the general partner of each of Summit Ventures V, L.P., Summit Ventures V Companion Fund, L.P., Summit Ventures V Advisors Fund (QP), L.P. and Summit V Advisors Fund, L.P. Summit Partners, LLC is the general partner of Summit Partners V, L.P. Summit Partners, LLC, through an investment committee, exercises sole voting and investment power with respect to the shares owned by the Summit Funds; individually no member of Summit Partners LLC is deemed to have or share such voting or investment power. The address of Summit Partners, LLC is c/o Walter Kortschak, 499 Hamilton Avenue, Suite 200, Palo Alto, CA 94301.



(5) Includes 14,098,872 shares held by the Frank H. & Wynnette Levinson 1998 Revocable Trust, 500,000 shares held by the Rose Wynnette Levinson 1998 Gift Trust, 500,000 shares held by the Alana Marie Levinson 1998 Gift Trust and 500,000 shares held by the Frank Henry Levinson 1998 Gift Trust.



(6) Includes 661,540 shares issuable upon exercise of options exercisable within 60 days following September 30, 1999 and 300,000 shares held by the Julia Christine Farley Irrevocable Trust.



(7) Includes 240,000 shares subject to a right of repurchase in favor of Finisar which lapses over time.



(8) Mr. Child disclaims beneficial ownership of all shares held by affiliates of TA Associates, Inc. of which Mr. Child is a Managing Director, except to the extent of 14,454 shares of common stock in which he has an ownership interest through TA Investors LLC and 2,551 shares of common stock in which the Child Childrens Trust has an ownership interest through TA Investors LLC.



(9) Includes 20,000 shares subject to a right of repurchase in favor of Finisar which lapses over time.



(10) Including 7,012,383 shares held by TA Associates, Inc. and its affiliates as to which Mr. Child disclaims beneficial ownership. See Note 3 above.

                          DESCRIPTION OF CAPITAL STOCK

    Upon the closing of this offering, our authorized capital stock will consist of 200,000,000 shares of common stock, $0.001 par value per share, and 5,000,000 shares of preferred stock, $0.001 par value per share.

    The following is a summary of the material terms of our common stock and preferred stock. Please see our certificate of incorporation, filed as an exhibit to the registration statement of which this prospectus is a part, for more detailed information.

COMMON STOCK


    As of September 30, 1999, there were 33,025,565 shares of our common stock outstanding held of record by 140 stockholders. The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Upon the closing of this offering, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Subject to preferences applicable to any outstanding preferred stock, holders of common stock are entitled to receive ratably any dividends declared by the Board of Directors out of funds legally available therefor. See "Dividend Policy." In the event of a liquidation, dissolution or winding up of Finisar, holders of common stock are entitled to share ratably in the assets remaining after payment of liabilities and the liquidation preferences of any outstanding preferred stock. Holders of our common stock have no preemptive, conversion or redemption rights. Each outstanding share of common stock is, and all shares of common stock to be outstanding upon the closing of this offering will be, fully paid and non-assessable.


PREFERRED STOCK

    Upon the closing of this offering, all shares of our convertible redeemable preferred stock outstanding will be converted into an aggregate of 8,981,897 shares of common stock and 12,039,486 shares of redeemable preferred stock, and all outstanding shares of redeemable preferred stock will be redeemed. Thereafter, up to 5,000,000 shares of undesignated preferred stock will be authorized for issuance. Our Board of Directors has the authority, without further action by its stockholders, to issue preferred stock in one or more series. In addition, the Board of Directors may fix the rights, preferences and privileges of any preferred stock it determines to issue. Any or all of these rights may be superior to the rights of the common stock. Preferred stock could thus be issued quickly with terms calculated to delay or prevent a change in control of Finisar or to make removal of management more difficult. Additionally, the issuance of preferred stock may decrease the market price of our common stock. At present, we have no plans to issue any shares of preferred stock.

REGISTRATION RIGHTS

    Under the Securities Purchase Agreement dated as of November 6, 1998, the purchasers of our convertible redeemable preferred stock have various registration rights with respect to the 8,981,897 shares of common stock into which their convertible redeemable preferred stock will be converted upon the closing of this offering.

    Beginning 180 days after the date of this prospectus, these holders have the right to require Finisar, on not more than two occasions, to file a registration statement under the Securities Act to register their shares at our expense. Demand for this registration must be made by holders of at least 20% of the shares that are entitled to this registration. The underwriters of the offering have the right, subject to some limitations, to limit the number of shares included.

    If we propose to register any of our securities under the Securities Act for our own account or for the account of other security holders, the purchasers of our convertible redeemable preferred stock are entitled to notice of that registration and have the right to include some or all of their shares of common stock in that registration, at our expense, subject to marketing and other limitations.

    The purchasers of our convertible redeemable preferred stock have the right to require Finisar, no more frequently than twice during any nine month period, to file a registration statement on Form S-3 under the Securities Act to register their shares at Finisar's expense. Demand for this registration must be made by the holders of at least 20% of the shares that are entitled to this registration. The underwriters of this offering have the right, subject to some limitations, to limit the number of shares included.

ANTITAKEOVER PROVISIONS

  DELAWARE LAW

    Finisar will be subject to Section 203 of the Delaware General Corporation Law regulating corporate takeovers, which prohibits a Delaware corporation from engaging in any business combination with an "interested stockholder," unless:

    - prior to the date of the transaction, the Board of Directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

    - the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (a) shares owned by persons who are directors and also officers, and (b) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

    - on or subsequent to the date of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

    Except as otherwise specified in Section 203, an "interested stockholder" is defined to include (a) any person that is the owner of 15% or more of the outstanding voting securities of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date of determination and (b) the affiliates and associates of any such person.

  CERTIFICATE OF INCORPORATION AND BYLAW PROVISIONS

    Provisions of our certificate of incorporation and bylaws, which will become effective upon the closing of this offering, may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of Finisar. These provisions could cause the price of our common stock to decrease. Some of these provisions allow us to issue preferred stock without any vote or further action by the stockholders, eliminate the right of stockholders to act by written consent without a meeting and eliminate cumulative voting in the election of directors. These provisions may make it more difficult for stockholders to take specific corporate actions and could have the effect of delaying or preventing a change in control of Finisar.

    Our certificate of incorporation provides that, upon the closing of this offering, the Board of Directors will be divided into three classes of directors, with each class serving a staggered three-year term. See "Management--Composition of the Board of Directors." The classification system of electing directors may discourage a third party from making a tender offer or otherwise attempting to obtain control of us and may maintain the incumbency of the Board of Directors, because the classification of the Board of Directors generally increases the difficulty of replacing a majority of the directors.

TRANSFER AGENT AND REGISTRAR

    The transfer agent and registrar for the common stock is American Stock Transfer and Trust Company.

LISTING

    Finisar has applied to have its common stock approved for listing on the Nasdaq National Market under the trading symbol "FNSR."

                        SHARES ELIGIBLE FOR FUTURE SALE

    Prior to this offering, there has not been a public market for our common stock. Future sales of substantial amounts of our common stock in the public market, or the possibility of these sales, could adversely affect the trading price of the common stock.


    Upon completion of this offering, we will have outstanding 49,707,462 shares of common stock, assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options to purchase common stock after September 30, 1999. Of these shares, the 7,700,000 shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by "affiliates" of Finisar, as defined in Rule 144 under the Securities Act, which would be subject to the limitations and restrictions described below.



    The remaining 42,007,462 shares of common stock outstanding upon completion of this offering will be "restricted securities" as defined in Rule 144. These securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which are summarized below. Sales of these restricted securities in the public market, or the availability of these shares for sale, could adversely affect the trading price of our common stock.



    Holders of approximately 39,807,829 of these restricted securities, including all of our officers and directors and the entities affiliated with them, have entered into lock-up agreements providing that, subject to limited exceptions, they will not sell, directly or indirectly, any common stock without the prior consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated for a period of 180 days from the date of this prospectus.


    All of these restricted securities will be eligible for sale in the public market, subject in some cases to the volume limitations and other restrictions of Rule 144, beginning 180 days after the date of this prospectus upon expiration of the lock-up agreements described above.

    Shares issued upon exercise of options granted by us prior to the date of this prospectus will be available for sale in the public market under Rule 701 of the Securities Act. Rule 701 permits resales of these shares in reliance upon Rule 144 but without compliance with various restrictions, including the holding period requirement, imposed under Rule 144. In general, under Rule 144, beginning 90 days after the date of this prospectus, a person (or persons whose shares are aggregated) who has beneficially owned restricted securities for at least one year would be entitled to sell within any three-month period a number of shares not to exceed the greater of (1) one percent of the then outstanding shares of common stock or (2) the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a Form 144 with respect to the sale. Sales under Rule 144 are also subject to manner of sale and notice requirements, as well as to the availability of current public information about us. Under Rule 144(k), a person who is not deemed to have been an affiliate at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years is entitled to sell the shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.


    We have reserved an aggregate of 34,550,000 shares of common stock for issuance pursuant to our 1989 and 1999 stock option plans and our 1999 employee stock purchase plan. As of September 30, 1999, options to purchase an aggregate of 2,036,740 shares of common stock were outstanding under our stock option plans. We intend to file registration statements on Form S-8 under the Securities Act approximately 90 days after the date of this prospectus to register an aggregate of 7,614,740 shares of common stock issued or reserved for issuance under our stock option plans and employee stock purchase plan. Shares of common stock issued under the foregoing plans, after the filing of related registration statements, will be freely tradable in the public market, subject in the case of the holders to the Rule 144 limitations applicable to Finisar affiliates, lock-up agreements with the underwriters and vesting restrictions imposed by Finisar.

                                  UNDERWRITING

GENERAL

    Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities Inc., Dain Rauscher Wessels, a division of Dain Rauscher Incorporated, Morgan Keegan & Company, Inc. and SoundView Technology Group, Inc. are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in a purchase agreement, we have agreed to sell to each of the underwriters, and each of the underwriters, severally and not jointly, has agreed to purchase, the number of shares of our common stock set forth opposite its name below.


                                                                                             NUMBER OF
             UNDERWRITERS                                                                      SHARES
-------------------------------------------------------------------------------------------  ----------
Merrill Lynch, Pierce, Fenner & Smith
          Incorporated.....................................................................
J.P. Morgan Securities Inc. ...............................................................
Dain Rauscher Wessels......................................................................
Morgan Keegan & Company, Inc. .............................................................
SoundView Technology Group, Inc. ..........................................................

                                                                                             ----------

          Total............................................................................   7,700,000
                                                                                             ----------
                                                                                             ----------


    Subject to the terms and conditions set forth in the purchase agreement, each of the underwriters is committed to purchase all of the shares of our common stock being sold pursuant to the purchase agreement if any shares of our common stock are purchased. Under certain circumstances, under the terms of the purchase agreement, the commitments of the non-defaulting underwriters may be increased or the purchase agreement may be terminated. We and the selling stockholders have agreed to indemnify the underwriters against some liabilities, including some liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

    The shares of common stock are being offered by the several underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the underwriters and certain other conditions. The underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part.

COMMISSIONS AND DISCOUNTS

    The representatives have advised us that they propose initially to offer the shares of our common stock to the public at the initial public offering price set forth on the cover page of this prospectus, and to certain dealers at such
price less a concession not in excess of $           per share of common stock.
The underwriters may allow, and such dealers may reallow, a discount not in
excess of $           per share of common stock on sales to certain other
dealers. After the initial public offering, the public offering price, concession and discount may be changed.

    The following table shows the per share and total public offering price, the underwriting discount to be paid by us and the selling stockholders to the underwriters and the proceeds before expenses to us and the selling stockholders. This information is presented assuming either no exercise or full exercise by the underwriters of their over-allotment options.

                                                                                  WITHOUT       WITH
                                                                     PER SHARE     OPTION      OPTION
                                                                     ----------  ----------  ----------
Public offering price..............................................      $           $           $
Underwriting discount..............................................      $           $           $
Proceeds, before expenses, to Finisar..............................      $           $           $
Proceeds to the selling stockholders...............................      $           $           $

    The expenses of the offering, exclusive of the underwriting discount, are
estimated at $         and are payable by us.

OVER-ALLOTMENT OPTION


    The selling stockholders have granted to the underwriters an option, exercisable for 30 days after the date of this prospectus, to purchase up to an aggregate of 1,155,000 additional shares of common stock from the selling stockholders at the public offering price less the underwriting discount. The underwriters may exercise this option solely to cover over-allotments, if any, made on the sale of our common stock offered hereby. To the extent that the underwriters exercise this option, each underwriter will be obligated, subject to certain conditions, to purchase a number of additional shares of our common stock proportionate to such underwriter's initial amount reflected in the foregoing table.


RESERVED SHARES


    At our request, the underwriters have reserved approximately       shares of
our common stock for sale at the public offering price to our directors, consultants and other persons with relationships to Finisar. The number of shares of our common stock available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares which are not orally confirmed for purchase within one day of the pricing of the offering will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus.


NO SALES OF SIMILAR SECURITIES

    We, our executive officers and directors, and most of our existing stockholders have agreed, with certain exceptions, not to directly or indirectly:

    - offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of our common stock or any securities convertible into or exchangeable or exercisable for our common stock, whether now owned or later acquired by the person executing the agreement or with respect to which the person executing the agreement later acquires the power of disposition, or file any registration statement under the Securities Act relating to any shares of our common stock for a period of 180 days after the date of this prospectus; or

    - enter into any swap or other agreement that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of our common stock, whether any such swap or transaction is to be settled by delivery of our common stock or other securities, in cash or otherwise, without the prior written consent of Merrill Lynch for a period of 180 days after the date of this prospectus. See "Shares Eligible for Future Sale."

NASDAQ NATIONAL MARKET LISTING

    Before this offering, there has been no public market for our common stock. The public offering price will be determined through negotiations among us and the representatives. In addition to prevailing market conditions the factors to be considered by us and the representatives in determining the public offering price of our common stock are:

    - the valuation multiples of publicly traded companies that the representatives believe to be comparable to us;

    - certain aspects of our financial information;

    - the history of, and the prospects for, our company and the industry in which we compete;

    - an assessment of our management, our past and present operations, the prospects for, and timing of, our future revenue;

    - the present state of our development;

    - the percentage interest of Finisar being sold as compared to the valuation for the entire company; and

    - the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

    There can be no assurance that an active trading market will develop for our common stock or that our common stock will trade in the public market subsequent to the offering at or above the public offering price.

    We have applied for a listing of our common stock on the Nasdaq National Market under the symbol "FNSR."

    The underwriters have advised us that they do not expect sales to accounts over which the underwriters exercise discretionary authority to exceed 5% of the total number of shares of our common stock offered by them.

PRICE STABILIZATION, SHORT POSITIONS AND PENALTY BIDS

    Until the distribution of our common stock is completed, rules of the Securities and Exchange Commission may limit the ability of the underwriters and certain selling group members to bid for and purchase our common stock. As an exception to these rules, the representatives are permitted to engage in certain transactions that stabilize the price of our common stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of our common stock.

    If the underwriters create a short position in our common stock in connection with the offering, that is, if they sell more shares of common stock than are set forth on the cover page of this prospectus, the representatives may reduce that short position by purchasing common stock in the open market. The representatives may also elect to reduce any short position by exercising all or part of the over-allotment option described above. In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

    The representatives may also impose a penalty bid on certain underwriters and selling group members. This means that, if the representatives purchase shares of our common stock in the open market to reduce the underwriters' short position or to stabilize the price of our common stock, they may reclaim the amount of the selling concession from the underwriters and selling group members that sold those shares as part of the offering. The imposition of a penalty bid might also have an effect on the price of our common stock to the extent that it discourages resales of our common stock.

    Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters makes any representation that the representatives will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

                                 LEGAL MATTERS

    The validity of the common stock offered hereby will be passed upon for us by Gray Cary Ware & Freidenrich LLP, Palo Alto, California. Certain legal matters relating to the offering will be passed upon for the underwriters by Morrison & Foerster LLP, Palo Alto, California.

                                    EXPERTS

    Ernst & Young LLP, independent auditors, have audited our financial statements and schedule at April 30, 1998 and 1999 and for the fiscal years ended April 30, 1997, 1998 and 1999, as set forth in their report. We have included our financial statements and schedule in this prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's reports, given on their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

    We have filed with the SEC a registration statement on Form S-1, including the exhibits and schedules thereto, under the Securities Act with respect to the shares to be sold in this offering. This prospectus does not contain all the information set forth in the registration statement. For further information about us and the shares to be sold in this offering, please refer to the registration statement. Statements contained in this prospectus as to the contents of any contract, agreement or other document referred to, are not necessarily complete, and in each instance please refer to the copy of the contract, agreement or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by this reference.

    You may read and copy all or any portion of the registration statement or any reports, statements or other information we file with the SEC at the SEC's public reference room at Room 1024, Judiciary Plaza, 450 Fifth Street, N.C., Washington, D.C. 20549 and at the regional offices of the SEC located at Seven World Trade Center, 13th Floor, New York, New York 10048 and the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our SEC filings, including the registration statement will also be available to you on the SEC's Web site. The address of this site is http://www.sec.gov.

                              FINISAR CORPORATION

                              FINANCIAL STATEMENTS

                                     INDEX

Report of Ernst & Young LLP, Independent Auditors.....................................        F-2
Audited Financial Statements
Balance Sheets........................................................................        F-3
Statements of Operations..............................................................        F-4
Statement of Convertible Redeemable Preferred Stock and Changes in Stockholders'
  Equity (Deficit)....................................................................        F-5
Statements of Cash Flows..............................................................        F-6
Notes to Financial Statements.........................................................        F-7

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Finisar Corporation

    We have audited the accompanying balance sheets of Finisar Corporation as of April 30, 1998 and 1999, and the related statements of operations, convertible redeemable preferred stock and changes in stockholders' equity (deficit), and cash flows for each of the three years in the period ended April 30, 1999. These financial statements are the responsibility of Finisar Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Finisar Corporation at April 30, 1998 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended April 30, 1999, in conformity with generally accepted accounting principles.

                                                           /s/ ERNST & YOUNG LLP

Palo Alto, California

June 25, 1999

                              FINISAR CORPORATION

                                 BALANCE SHEETS


                                                                                                    PRO FORMA
                                                                                                   STOCKHOLDERS'
                                                                                                    EQUITY AT
                                                                    APRIL 30,                        JULY 31,
                                                              ----------------------   JULY 31,     1999 (NOTE
                                                                1998        1999         1999           1)
                                                              ---------  -----------  -----------  ------------
                                                                                             (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents.................................  $ 721,675  $ 5,043,796  $ 5,403,638
  Accounts receivable (net of allowance for doubtful
    accounts of $16,538, $265,138 and $407,318 at April 30,
    1998, 1999 and July 31, 1999)...........................  2,787,515    6,656,148    7,561,823
  Inventories...............................................  2,731,323    5,236,328    6,959,246
  Deferred income taxes.....................................    387,200    1,047,442    1,047,442
  Prepaid expenses..........................................         --      193,505      164,550
                                                              ---------  -----------  -----------
Total current assets........................................  6,627,713   18,177,219   21,136,699
Income taxes receivable.....................................     81,385           --           --
Other assets................................................         --      295,976      465,692
Property and equipment, net.................................  1,052,241    2,481,735    2,856,145
                                                              ---------  -----------  -----------
Total assets................................................  $7,761,339 $20,954,930  $24,458,536
                                                              ---------  -----------  -----------
                                                              ---------  -----------  -----------
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................  $ 265,276  $ 1,394,461  $ 2,514,526
  Accrued compensation......................................    116,108    1,498,811    1,402,862
  Other accrued liabilities.................................    372,972    1,476,408    1,949,588
  Income tax payable........................................         --      742,669    1,211,669
  Note payable, current portion.............................    100,000           --           --
  Capital lease obligations, current portion................     44,047       53,539       50,952
                                                              ---------  -----------  -----------
Total current liabilities...................................    898,403    5,165,888    7,129,597
                                                              ---------  -----------  -----------
Long-term liabilities:
  Note payable, long-term portion...........................    350,000   11,015,000   11,015,000
  Capital lease obligations, long-term portion..............     66,244       17,462        4,381
                                                              ---------  -----------  -----------
Total long-term liabilities.................................    416,244   11,032,462   11,019,381
                                                              ---------  -----------  -----------
Commitments and contingencies
Convertible redeemable preferred stock:
  No par value, 12,100,000 shares authorized: no shares
    issued and outstanding at April 30, 1998; 12,039,486
    shares issued and outstanding at April 30, 1999 and July
    31, 1999; no shares issued and outstanding pro forma;
    liquidation preference $26,405,000 at April 30, 1999 and
    July 31, 1999...........................................         --   26,259,664   26,259,664   $       --
Redeemable preferred stock:
  No par value, 12,100,000 shares authorized; no shares
    issued and outstanding at April 30, 1998, 1999 or July
    31, 1999; 12,039,486 shares issued and outstanding pro
    forma...................................................         --           --           --    2,640,260
Stockholders' equity (deficit):
  Common stock:
    No par value, 75,000,000 shares authorized; 41,800,000,
      32,382,365, 32,512,365 and 41,494,262 shares issued
      and outstanding at April 30, 1998 and 1999, July 31,
      1999 and pro forma, respectively......................     95,200    3,908,824    4,072,824   27,692,228
  Deferred stock compensation...............................         --   (1,612,178)  (1,372,986)  (1,372,986)
  Notes receivable from stockholders........................         --   (1,520,788)  (1,671,437)  (1,671,437)
  Retained earnings (accumulated deficit)...................  6,351,492  (22,278,942) (20,978,507) (20,978,507)
                                                              ---------  -----------  -----------  ------------
Total stockholders' equity (deficit)........................  6,446,692  (21,503,084) (19,950,106)  $3,669,298
                                                              ---------  -----------  -----------  ------------
                                                                                                   ------------
Total liabilities and stockholders' equity (deficit)........  $7,761,339 $20,954,930  $24,458,536
                                                              ---------  -----------  -----------
                                                              ---------  -----------  -----------


                            SEE ACCOMPANYING NOTES.

                              FINISAR CORPORATION

                            STATEMENTS OF OPERATIONS


                                                FISCAL YEARS ENDED APRIL 30,         THREE MONTHS ENDED JULY 31,
                                         ------------------------------------------  ---------------------------
                                             1997          1998           1999           1998          1999
                                         ------------  -------------  -------------  ------------  -------------
                                                                                             (UNAUDITED)
Revenues...............................  $  8,457,000  $  22,066,942  $  35,471,114  $  6,793,507  $  13,879,459
Cost of revenues.......................     3,438,000      8,704,928     15,513,930     2,665,500      6,252,055
                                         ------------  -------------  -------------  ------------  -------------
Gross profit...........................     5,019,000     13,362,014     19,957,184     4,128,007      7,627,404
                                         ------------  -------------  -------------  ------------  -------------
Operating expenses:
  Research and development.............     2,536,000      3,806,132      7,863,646     1,393,903      2,840,391
  Sales and marketing..................       645,000      1,629,451      4,145,370       833,652      1,542,143
  General and administrative...........       463,622        832,548      2,299,346       297,943        758,873
  Amortization of deferred stock
    compensation.......................            --             --        395,202            --        239,192
                                         ------------  -------------  -------------  ------------  -------------
Total operating expenses...............     3,644,622      6,268,131     14,703,564     2,525,498      5,380,599
                                         ------------  -------------  -------------  ------------  -------------
Income from operations.................     1,374,378      7,093,883      5,253,620     1,602,509      2,246,805
Interest income........................        15,000         38,141        154,058            --         98,755
Interest expense.......................        (2,000)       (33,240)      (428,507)       (6,607)      (188,141)
Other income (expense) net.............            --        (25,451)       (28,173)       25,253        (27,984)
                                         ------------  -------------  -------------  ------------  -------------
Income before income taxes.............     1,387,378      7,073,333      4,950,998     1,621,155      2,129,435
Provision for income taxes.............       440,000      2,714,900      1,873,693       568,169        829,000
                                         ------------  -------------  -------------  ------------  -------------
Net income.............................  $    947,378  $   4,358,433  $   3,077,305  $  1,052,986  $   1,300,435
                                         ------------  -------------  -------------  ------------  -------------
                                         ------------  -------------  -------------  ------------  -------------
Net income per share:
  Basic................................  $       0.02  $        0.10  $        0.08  $       0.03  $        0.04
                                         ------------  -------------  -------------  ------------  -------------
                                         ------------  -------------  -------------  ------------  -------------
  Diluted..............................  $       0.02  $        0.10  $        0.07  $       0.03  $        0.03
                                         ------------  -------------  -------------  ------------  -------------
                                         ------------  -------------  -------------  ------------  -------------
Shares used in computing net income per
  share:
  Basic................................    44,000,000     43,752,877     36,860,000    41,800,000     29,463,905
                                         ------------  -------------  -------------  ------------  -------------
                                         ------------  -------------  -------------  ------------  -------------
  Diluted..............................    44,000,000     43,752,877     44,937,917    41,800,000     42,609,931
                                         ------------  -------------  -------------  ------------  -------------
                                         ------------  -------------  -------------  ------------  -------------
Pro forma net income per share:
  Basic................................                               $        0.07                $        0.03
                                                                      -------------                -------------
                                                                      -------------                -------------
  Diluted..............................                               $        0.07                $        0.03
                                                                      -------------                -------------
                                                                      -------------                -------------
Shares used in computing pro forma net
  income per share:
  Basic................................                                  41,166,389                   38,445,802
                                                                      -------------                -------------
                                                                      -------------                -------------
  Diluted..............................                                  44,937,917                   42,609,931
                                                                      -------------                -------------
                                                                      -------------                -------------


                            SEE ACCOMPANYING NOTES.

                              FINISAR CORPORATION
            STATEMENT OF CONVERTIBLE REDEEMABLE PREFERRED STOCK AND
                   CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)

                                                                                   STOCKHOLDERS' EQUITY (DEFICIT)
                                                                              -----------------------------------------
                                                     CONVERTIBLE REDEEMABLE
                                                        PREFERRED STOCK             COMMON STOCK
                                                    ------------------------  -------------------------  DEFERRED STOCK
                                                      SHARES       AMOUNT       SHARES        AMOUNT      COMPENSATION
                                                    -----------  -----------  -----------  ------------  --------------
Balance at April 30, 1996.........................           --  $        --   44,000,000  $     95,200   $        --
  Net income and comprehensive income.............           --           --           --            --            --
                                                    -----------  -----------  -----------  ------------  --------------
Balance at April 30, 1997.........................           --           --   44,000,000        95,200            --
  Contribution of shares by principal
    shareholder...................................           --           --   (2,200,000)           --            --
  Net income and comprehensive income.............           --           --           --            --            --
                                                    -----------  -----------  -----------  ------------  --------------
Balance at April 30, 1998.........................           --           --   41,800,000        95,200            --
  Stock options exercised.........................           --           --    5,039,660     1,806,244            --
  Issuance of preferred stock at $2.1932 per
    share, net of issuance costs of $145,334         12,039,486   26,259,664           --            --            --
  Repurchase of common stock at $2.1932 per
    share.........................................           --           --  (14,457,295)           --            --
  Deferred stock compensation.....................           --           --           --     2,007,380    (2,007,380)
  Amortization of deferred stock compensation.....           --           --           --            --       395,202
  Net income and comprehensive income.............           --           --           --            --            --
                                                    -----------  -----------  -----------  ------------  --------------
Balance at April 30, 1999.........................   12,039,486   26,259,664   32,382,365     3,908,824    (1,612,178)
  Stock options exercised
    (unaudited)...................................           --           --      130,000       164,000            --
  Amortization of deferred stock compensation
    (unaudited)...................................           --           --           --            --       239,192
  Net income and comprehensive income
    (unaudited)...................................           --           --           --            --            --
                                                    -----------  -----------  -----------  ------------  --------------
Balance at July 31, 1999 (unaudited)..............   12,039,486  $26,259,664   32,512,365  $  4,072,824   $(1,372,986)
                                                    -----------  -----------  -----------  ------------  --------------
                                                    -----------  -----------  -----------  ------------  --------------


                                                          STOCKHOLDERS' EQUITY (DEFICIT)

                                                    -------------------------------------------
                                                       NOTES         RETAINED         TOTAL
                                                     RECEIVABLE      EARNINGS     STOCKHOLDERS'
                                                        FROM       (ACCUMULATED      EQUITY
                                                    STOCKHOLDERS     DEFICIT)       (DEFICIT)
                                                    ------------   ------------   -------------
Balance at April 30, 1996.........................  $        --    $  1,045,681   $   1,140,881
  Net income and comprehensive income.............           --         947,378         947,378
                                                    ------------   ------------   -------------
Balance at April 30, 1997.........................           --       1,993,059       2,088,259
  Contribution of shares by principal
    shareholder...................................           --              --              --
  Net income and comprehensive income.............           --       4,358,433       4,358,433
                                                    ------------   ------------   -------------
Balance at April 30, 1998.........................           --       6,351,492       6,446,692
  Stock options exercised.........................   (1,520,788)             --         285,456
  Issuance of preferred stock at $2.1932 per
    share, net of issuance costs of $145,334                 --              --              --
  Repurchase of common stock at $2.1932 per
    share.........................................           --     (31,707,739)    (31,707,739)
  Deferred stock compensation.....................           --              --              --
  Amortization of deferred stock compensation.....           --              --         395,202
  Net income and comprehensive income.............           --       3,077,305       3,077,305
                                                    ------------   ------------   -------------
Balance at April 30, 1999.........................   (1,520,788)    (22,278,942)    (21,503,084)
  Stock options exercised
    (unaudited)...................................     (150,649)             --          13,351
  Amortization of deferred stock compensation
    (unaudited)...................................           --              --         239,192
  Net income and comprehensive income
    (unaudited)...................................           --       1,300,435       1,300,435
                                                    ------------   ------------   -------------
Balance at July 31, 1999 (unaudited)..............  $(1,671,437)   $(20,978,507)  $ (19,950,106)
                                                    ------------   ------------   -------------
                                                    ------------   ------------   -------------


                            SEE ACCOMPANYING NOTES.

                              FINISAR CORPORATION

                            STATEMENTS OF CASH FLOWS


                                                                                          THREE MONTHS ENDED
                                                        FISCAL YEARS ENDED APRIL 30,           JULY 31,
                                                     ----------------------------------  ---------------------
                                                       1997        1998        1999        1998        1999
                                                     ---------  ----------  -----------  ---------  ----------
                                                                                              (UNAUDITED)
OPERATING ACTIVITIES
Net income.........................................  $ 947,378  $4,358,433  $ 3,077,305  $1,052,986 $1,300,435
Adjustments to reconcile net income to net cash
  from operating activities:
  Depreciation and amortization....................     41,127     161,699      432,628     65,027     176,008
  Amortization of deferred stock compensation......         --          --      395,202         --     239,192
  Loss on fixed assets disposal....................         --      29,963      237,498         --          --
  Changes in operating assets and liabilities:
    Accounts receivable............................   (764,617) (1,583,937)  (3,868,633)  (946,732)   (905,675)
    Inventories....................................   (505,663) (1,780,709)  (2,505,005)  (492,561) (1,722,918)
    Other assets...................................       (720)      7,900     (489,481)    (4,903)   (140,761)
    Deferred income taxes..........................         --    (240,622)    (660,242)        --          --
    Accounts payable...............................    (53,890)   (178,640)   1,129,185   (302,258)  1,120,065
    Accrued compensation...........................     20,450      54,758    1,382,703    503,143     (95,949)
    Income tax payable.............................         --    (298,478)     824,054     61,170     469,000
    Other accrued liabilities......................    109,278     211,928    1,103,436    693,954     473,180
                                                     ---------  ----------  -----------  ---------  ----------
Net cash provided by (used in) operating
  activities.......................................   (206,657)    742,295    1,058,650    629,826     912,577
                                                     ---------  ----------  -----------  ---------  ----------
INVESTING ACTIVITIES
Purchases of property and equipment................   (143,642)   (855,446)  (2,099,620)  (144,406)   (550,418)
                                                     ---------  ----------  -----------  ---------  ----------
Net cash used in investing activities..............   (143,642)   (855,446)  (2,099,620)  (144,406)   (550,418)
                                                     ---------  ----------  -----------  ---------  ----------
FINANCING ACTIVITIES
Payments on capital lease obligations..............         --     (37,367)     (39,290)        --     (15,668)
Proceeds from borrowings under bank note...........         --     500,000   11,015,000         --          --
Repayments of borrowings under bank note...........         --     (50,000)    (450,000)   (25,000)         --
Proceeds from issuance of common stock.............         --          --      285,456         --      13,351
Proceeds from issuance of preferred stock..........         --          --   26,259,664         --          --
Repurchase of common stock.........................         --          --  (31,707,739)        --          --
                                                     ---------  ----------  -----------  ---------  ----------
Net cash provided by (used in) financing
  activities.......................................         --     412,633    5,363,091    (25,000)     (2,317)
                                                     ---------  ----------  -----------  ---------  ----------
Net (decrease) increase in cash and cash
  equivalents......................................   (350,299)    299,482    4,322,121    460,420     359,842
Cash and cash equivalents at beginning of period...    772,492     422,193      721,675    721,675   5,043,796
                                                     ---------  ----------  -----------  ---------  ----------
Cash and cash equivalents at end of period.........  $ 422,193  $  721,675  $ 5,043,796  $1,182,095 $5,403,638
                                                     ---------  ----------  -----------  ---------  ----------
                                                     ---------  ----------  -----------  ---------  ----------
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for interest.............................  $   1,595  $   32,659  $   363,650  $   6,607  $  188,141
                                                     ---------  ----------  -----------  ---------  ----------
                                                     ---------  ----------  -----------  ---------  ----------
Cash paid for taxes................................  $ 440,000  $3,254,000  $ 1,709,881  $  50,699  $  360,000
                                                     ---------  ----------  -----------  ---------  ----------
                                                     ---------  ----------  -----------  ---------  ----------
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING
  ACTIVITIES
Acquisition of property and equipment under capital
  lease obligations................................  $  15,211  $  132,447  $        --  $      --  $       --
                                                     ---------  ----------  -----------  ---------  ----------
                                                     ---------  ----------  -----------  ---------  ----------
Issuance of common stock in exchange for notes
  receivable.......................................  $      --  $       --  $ 1,520,788  $      --  $  150,649
                                                     ---------  ----------  -----------  ---------  ----------
                                                     ---------  ----------  -----------  ---------  ----------
Deferred stock compensation related to
  options granted..................................  $      --  $       --  $ 2,007,380  $      --  $       --
                                                     ---------  ----------  -----------  ---------  ----------
                                                     ---------  ----------  -----------  ---------  ----------


                            SEE ACCOMPANYING NOTES.

                              FINISAR CORPORATION

                         NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS

    Finisar Corporation ("Finisar" or the "Company") was incorporated in the state of California on April 17, 1987. Finisar designs, manufactures, and markets fiber optic subsystems and network performance test systems for high-speed data communications.

INTERIM FINANCIAL INFORMATION

    The interim financial information at July 31, 1999 and for the three months ended July 31, 1998 and 1999 is unaudited but, in the opinion of management, has been prepared on the same basis as the annual financial statements and includes all adjustments (consisting only of normal recurring adjustments) that Finisar considers necessary for a fair presentation of its financial position at such date and its operating results and cash flows for those periods. Results for the interim period are not necessarily indicative of the results to be expected for the entire year, or any future period.

FISCAL PERIODS

    In fiscal 2000, the Company began to maintain its financial records on the basis of a fiscal year ending on April 30, with fiscal quarters ending on the Sunday closest to the end of the period (thirteen week periods). For ease of reference, all references to period end dates have been presented as though the period ended on the last day of the calender month. The first quarter of fiscal 2000 ended on August 1, 1999.

USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

REVENUE RECOGNITION

    Revenue is recognized at the time of product shipment, net of allowances for estimated returns. Warranty expenses are also estimated and provided for at the time of shipment.

CONCENTRATIONS OF CREDIT RISK

    Financial instruments which potentially subject Finisar to concentrations of credit risk include cash and cash equivalents and accounts receivable. Finisar places its cash and cash equivalents with high-credit quality financial institutions. At times, such investments may be in excess of FDIC insurance limits. Concentrations of credit risk, with respect to accounts receivable, exist to the extent of amounts presented in the financial statements. Accounts receivable from two customers represented 32.3% and 33.2% of the total balance at April 30, 1998, 32.2% and 18.2% at April 30, 1999 and 23.5% and 28.5% at July
31, 1999, respectively. Generally, Finisar does not require collateral or other security to support customer receivables. Finisar performs periodic credit evaluations of its customers and maintains an allowance for potential credit losses based on historical experience and other information available to management. Losses to date have been within management's expectations.

                              FINISAR CORPORATION

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
CURRENT VULNERABILITIES DUE TO CERTAIN CONCENTRATIONS

    Finisar sells products primarily to customers located in North America. During fiscal 1997, 1998, and 1999, revenues from two customers represented 41.4% and 1.2%, and 43.9% and 14.6%, and 25.1% and 20.8% of total revenues, respectively (34.9% and 19.0% in the quarter ended July 31, 1999).

RESEARCH AND DEVELOPMENT

    Research and development expenditures are charged to operations as incurred.

CASH AND CASH EQUIVALENTS

    Finisar's cash equivalents consist of money market funds with qualified financial institutions. Finisar considers all highly liquid investments with an original maturity from the date of purchase of three months or less to be cash equivalents.

INVENTORIES

    Inventories are stated at the lower of cost (determined on a first-in, first-out basis) or market.

PROPERTY AND EQUIPMENT

    Property and equipment are stated at cost, net of accumulated depreciation and amortization. Property and equipment are depreciated on a straight-line basis over the estimated useful lives of the assets, generally five years.

STOCK-BASED COMPENSATION

    Finisar accounts for employee stock option grants in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB Opinion No. 25") and has adopted the disclosure-only alternative of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123").

NET INCOME PER SHARE

    Basic and diluted net income per share are presented in accordance with SFAS No. 128, "Earnings Per Share" ("SFAS 128"), for all periods presented. Pursuant to Securities and Exchange Commission Staff Accounting Bulletin No. 98, common shares and convertible preferred shares issued or granted for nominal consideration prior to the anticipated effective date of Finisar's initial public offering (the "Offering," see Note 10) should be included in the calculation of basic and diluted net income per share as if they had been outstanding for all periods presented. To date, Finisar has not had any issuances or grants for nominal consideration.

    Basic net income per share has been computed using the weighted-average number of shares of common stock outstanding during the period. Diluted net income per share has been computed using the weighted-average number of shares of common stock and dilutive potential common shares from options (under the treasury stock method) and convertible redeemable preferred stock (on an if-converted basis) outstanding during the period. Basic and diluted pro forma net income per share have been computed as described above and also give effect to the conversion of all convertible redeemable preferred stock which automatically convert upon the completion of the Company's initial public offering.

                              FINISAR CORPORATION

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    The following table presents the calculation of basic and diluted and pro forma basic and pro forma diluted net income per share:

                                                                                      THREE MONTHS ENDED JULY
                                                 FISCAL YEARS ENDED APRIL 30,                   31,
                                           ----------------------------------------  --------------------------
                                               1997          1998          1999          1998          1999
                                           ------------  ------------  ------------  ------------  ------------
                                                                                            (UNAUDITED)
Numerator:
  Net income.............................  $    947,378  $  4,358,433  $  3,077,305  $  1,052,986  $  1,300,435
                                           ------------  ------------  ------------  ------------  ------------
                                           ------------  ------------  ------------  ------------  ------------
Historical:
Denominator for basic net income per
  share:
  Weighted-average shares
    outstanding--basic...................                                36,860,000                  29,463,905
Effect of dilutive securities:
  Employee stock options.................            --            --       728,448            --     1,240,289
  Stock subject to repurchase............            --            --     3,043,080            --     2,923,840
  Convertible redeemable preferred
    stock................................            --            --     4,306,389            --     8,981,897
                                           ------------  ------------  ------------  ------------  ------------
Dilutive potential common shares.........            --            --     8,077,917            --    13,146,026
                                           ------------  ------------  ------------  ------------  ------------
Denominator for diluted net income per
  share..................................    44,000,000    43,752,877    44,937,917    41,800,000    42,609,931
                                           ------------  ------------  ------------  ------------  ------------
                                           ------------  ------------  ------------  ------------  ------------
Basic net income per share...............  $       0.02  $       0.10  $       0.08  $       0.03  $       0.04
                                           ------------  ------------  ------------  ------------  ------------
                                           ------------  ------------  ------------  ------------  ------------
Diluted net income per share.............  $       0.02  $       0.10  $       0.07  $       0.03  $       0.03
                                           ------------  ------------  ------------  ------------  ------------
                                           ------------  ------------  ------------  ------------  ------------
Denominator for pro forma basic net
  income per share:
  Weighted average shares
    outstanding--basic...................                                36,860,000                  29,463,905
  Convertible redeemable preferred
    stock................................                                 4,306,389                   8,981,897
                                                                       ------------                ------------
  Weighted-average shares
    outstanding--pro forma basic.........                                41,166,389                  38,445,802
                                                                       ------------                ------------
Effect of dilutive securities:
  Employee stock options.................                                   728,448                   1,240,289
  Stock subject to repurchase............                                 3,043,080                   2,923,840
                                                                       ------------                ------------
Pro forma dilutive potential common
  shares.................................                                 3,771,528                   4,164,129
                                                                       ------------                ------------
Denominator for pro forma diluted net
  income per share.......................                                44,937,917                  42,609,931
                                                                       ------------                ------------
                                                                       ------------                ------------
Pro forma basic net income per share.....                              $       0.07                $       0.03
                                                                       ------------                ------------
                                                                       ------------                ------------
Pro forma diluted net income per share...                              $       0.07                $       0.03
                                                                       ------------                ------------
                                                                       ------------                ------------

UNAUDITED PRO FORMA STOCKHOLDERS' EQUITY

    If the Offering is consummated, all of the convertible redeemable preferred stock will be automatically converted into common stock and redeemable preferred stock upon completion of the

                              FINISAR CORPORATION

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) offering (see Note 10). Unaudited pro forma stockholders' equity at July 31, 1999, as adjusted for the assumed conversion of such shares, is disclosed on the balance sheets.

COMPREHENSIVE INCOME

    Effective May 1, 1998, Finisar adopted Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standard No. 130, "Reporting Comprehensive Income". Comprehensive income is equal to net income for all periods presented and has been disclosed in the statement of stockholders' equity.

SEGMENT REPORTING

    Effective May 1, 1998, Finisar adopted Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"). SFAS 131 superseded SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise." SFAS 131 establishes standards for the way that public business enterprises report information about operating segments in interim financial reports. SFAS 131 also establishes standards for related disclosures about products and services, geographic areas, and major customers. The adoption of SFAS 131 did not affect Finisar's results of operations or financial position.

EFFECT OF NEW ACCOUNTING STATEMENTS

    In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). Finisar is required to adopt SFAS 133 for the year ending April 30, 2002. SFAS 133 establishes methods of accounting for derivative financial instruments and hedging activities. Because Finisar currently holds no derivative financial instruments as defined by SFAS 133 and does not currently engage in hedging activities, adoption of SFAS 133 is not expected to have a material effect on Finisar's financial condition or results of operations.

    In March 1998, the American Institute of Certified Public Accountants issued SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1"). SOP 98-1 requires that entities capitalize certain costs related to internal use software once certain criteria have been met. Finisar is required to implement SOP 98-1 for the year ending April 30, 2000. Adoption of SOP 98-1 is not expected to have a material effect on Finisar's financial condition or results of operations.

RECLASSIFICATION

    Certain prior year amounts have been reclassified to conform to the current presentation.

                              FINISAR CORPORATION

2. INVENTORIES

    Inventories consist of the following:

                                                                                  APRIL 30,
                                                                          --------------------------    JULY 31,
                                                                              1998          1999          1999
                                                                          ------------  ------------  ------------
                                                                                                      (UNAUDITED)
Raw materials...........................................................  $  1,546,445  $  2,907,811  $  3,717,834
Work-in-process.........................................................       988,788     1,763,038     2,856,203
Finished goods..........................................................       196,090       565,479       385,209
                                                                          ------------  ------------  ------------
                                                                          $  2,731,323  $  5,236,328  $  6,959,246
                                                                          ------------  ------------  ------------
                                                                          ------------  ------------  ------------

3. PROPERTY AND EQUIPMENT

    Property and equipment consist of the following:

                                                                                  APRIL 30,
                                                                          --------------------------    JULY 31,
                                                                              1998          1999          1999
                                                                          ------------  ------------  ------------
                                                                                                      (UNAUDITED)
Computer equipment......................................................  $    505,343  $    839,547  $  1,011,128
Office equipment, furniture, and fixtures...............................       422,852       445,421       445,421
Research and development equipment......................................       215,888     1,021,549     1,185,272
Manufacturing equipment.................................................       146,583       773,352       988,466
                                                                          ------------  ------------  ------------
                                                                             1,290,666     3,079,869     3,630,287
Accumulated depreciation and amortization...............................      (238,425)     (598,134)     (774,142)
                                                                          ------------  ------------  ------------
Property and equipment, net.............................................  $  1,052,241  $  2,481,735  $  2,856,145
                                                                          ------------  ------------  ------------
                                                                          ------------  ------------  ------------

    Finisar has financed $132,447 of equipment purchased under capital lease arrangements as of April 30, 1998 and 1999 and July 31, 1999. Accumulated amortization of assets acquired under capital leases was $17,063, $43,552 and $50,174 at April 30, 1998 and 1999 and July 31, 1999, respectively.

                              FINISAR CORPORATION

4. COMMITMENTS

    Future minimum payments under noncancelable capital and operating lease agreements are as follows as of April 30, 1999:

                                                                   OPERATING     CAPITAL
                                                                     LEASE        LEASE
                                                                  ------------  ----------
Fiscal years ending April 30:
  2000..........................................................  $    349,300  $   59,176
  2001..........................................................       363,128      17,144
  2002..........................................................       377,650          --
  2003..........................................................        31,572          --
                                                                  ------------  ----------
Total minimum payments required.................................  $  1,121,650      76,320
                                                                  ------------
                                                                  ------------
Amount representing interest....................................                    (5,319)
                                                                                ----------
Present value of future lease payments..........................                    71,001
Current portion.................................................                   (53,539)
                                                                                ----------
Long-term portion...............................................                $   17,462
                                                                                ----------
                                                                                ----------

    Rent expense was approximately $77,034, $412,000, $366,905 and $136,822 for the years ended April 30, 1997, 1998, and 1999 and the quarter ended July 31, 1999.

    In August 1999, Finisar entered into a new facility operating lease. This lease is non-cancellable and has a term of 7 years. Future lease payments for fiscal years 2000, 2001, 2002, 2003, and thereafter are $580,306, $1,012,944,
$1,044,032, $1,075,120 and $3,904,110, respectively.

5. LOAN AGREEMENT

    On November 4, 1998, Finisar borrowed the principal amount of $11,015,000 under a secured term loan agreement and entered into a secured revolving loan facility for additional borrowings of up to $6,500,000. The revolving loan facility expires in April 2003. No amounts were outstanding under the revolving loan facility at April 30, 1999 or July 31, 1999. All business assets have been pledged as collateral for borrowings under the term loan and the revolving loan facility.

    The term loan is repayable quarterly, commencing April 30, 2001. Quarterly repayment amounts are $275,375, $826,125, and $1,652,250 in 2001, 2002, and
2003, respectively. Interest is payable monthly on the outstanding principal amount of borrowings under the term loan and the revolving loan facility at the effective prime or LIBOR rate (7.04% at April 30, 1999 and July 31, 1999). Finisar believes that as of April 30, 1999, the fair value of the term loan approximates its carrying value.

    The loan agreement contains certain financial covenants and currently prohibits the payment of dividends. At April 30, 1999 and July 31, 1999, Finisar was in compliance with those covenants.

6. CONVERTIBLE REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY (DEFICIT)

COMMON STOCK

    Finisar's Articles of Incorporation provide for the issuance of up to 75,000,000 shares of common stock. The holder of each share of common stock shall have the right to one vote.

                              FINISAR CORPORATION

6. CONVERTIBLE REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY (DEFICIT) (CONTINUED)
    Common stock subject to future issuance is as follows:

                                                                                    JULY 31,
                                                                                      1999
                                                                     APRIL 30,    ------------
                                                                        1999
                                                                    ------------  (UNAUDITED)
Conversion of convertible redeemable preferred stock..............     8,981,897     8,981,897
Exercise of outstanding options...................................     1,486,540     1,356,540
Common stock available for grant under stock option
  plans...........................................................     6,535,000     6,535,000
                                                                    ------------  ------------
                                                                      17,003,437    16,873,437
                                                                    ------------  ------------
                                                                    ------------  ------------

CONVERTIBLE REDEEMABLE PREFERRED STOCK

    Holders of convertible redeemable preferred stock are entitled to non cumulative dividends at an annual rate equal to $0.1316 per share (adjusted for stock splits and like events), in preference to other stockholders if, when and as declared by the board of directors. No dividends have been declared as of April 30, 1999 or July 31, 1999.

    The holders of outstanding convertible redeemable preferred stock, voting as a single class, are entitled to appoint one director of Finisar. In all other matters, each holder of convertible redeemable preferred stock has voting rights based on the number of shares of common stock into which the preferred stock is convertible, as described below.

    The holders of outstanding convertible redeemable preferred stock are entitled to receive upon liquidation and in certain other circumstances (a merger, acquisition, or similar event), an amount per share of $2.1932 plus all accrued but unpaid dividends (including any unpaid interest on such amounts). Any remaining assets shall be distributed on a pro rata basis among the holders of all common stock and preferred stock (on an if-converted basis).

    Upon the approval of the holders of a majority of the outstanding shares of convertible redeemable preferred stock, the convertible redeemable preferred stock will be redeemed by Finisar for cash in three installments of the following percentages on the following dates: November 6, 2004 (33.3%); November 6, 2005 (50%); and November 6, 2006 (16.7%). The redemption price for each share is $2.1932 plus all accrued but unpaid dividends (including any unpaid interest on such amounts). At the option of each individual holder of convertible redeemable preferred stock, each share of convertible redeemable preferred stock is convertible, without any payment of additional consideration, into one fully paid share of redeemable preferred stock and one fully paid share of common stock (adjusted for stock splits, stock sales, issue of options, warrants, and like events). Upon the closing of an underwritten public offering prior to July 30, 2000 (in which the aggregate net proceeds exceed $20,000,000) each share of convertible redeemable preferred stock will be automatically converted into one fully paid share of redeemable preferred stock and a fraction of a fully paid share of common stock as determined under a formula contained in the Articles of Incorporation. If the public offering price exceeds $7.0955 per share, each share of convertible redeemable preferred stock will be automatically converted into approximately 0.746 shares of common stock.

    On November 6, 1998 and November 25, 1998, Finisar issued an aggregate of 12,039,486 shares of convertible redeemable preferred stock to investors at $2.1932 per share, resulting in gross cash proceeds of $26,405,000.

                              FINISAR CORPORATION

6. CONVERTIBLE REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY (DEFICIT) (CONTINUED)

REDEEMABLE PREFERRED STOCK

    Holders of outstanding redeemable preferred stock are entitled to non cumulative dividends at an annual rate equal to $0.0381 per share (adjusted for stock splits and like events), in preference to holders of common stock as and when declared by the board of directors. No dividends have been declared as of April 30, 1999 or July 31, 1999.

    The holders of redeemable preferred stock have no voting rights.

    The holders of redeemable preferred stock are entitled to receive upon liquidation and in certain other circumstances (a merger, acquisition, or similar event), an amount per share of $0.6345 plus all accrued but unpaid dividends (including any unpaid interest on such amounts).

    Upon the approval of the majority of redeemable preferred stockholders, the redeemable preferred shares must be redeemed by Finisar for cash. The redemption price for each share shall be $0.6345 plus all accrued but unpaid dividends (including any unpaid interest on such amounts). Upon the closing of an underwritten public offering, Finisar may elect at any time, to redeem in cash all of the outstanding shares of redeemable preferred stock.

    At any time after the sixth anniversary of the issuance of the redeemable preferred stock, any holder of redeemable preferred stock can require Finisar to redeem in cash up to 33% of the outstanding shares of redeemable preferred stock held at that time. This redemption percentage increase to 66% after the seventh anniversary and to 100% on the eighth anniversary of the issuance of shares.

    At April 30, 1999 and July 31, 1999, no redeemable preferred stock had been issued.

STOCK PLANS

    As discussed in Note 1 and as permitted under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), Finisar has elected to follow APB Opinion No. 25 and related interpretations in accounting for stock-based awards to employees.


    During fiscal 1989 and 1999, Finisar adopted the 1989 and 1999 Stock Option Plans (the "Plans"). Under the Plans, 34,300,000 shares of Finisar's common stock are reserved for issuance upon exercise of options that may be granted to eligible participants. Under the Plans, options to purchase common stock may be granted at an exercise price of not less than 85% of the fair value of a share of common stock on the date of grant (110% of the fair value in certain instances) as determined by the board of directors. For purposes of determining the fair market value of the common stock, the board of directors has considered a number of factors including appraisals by independent third parties, the price paid for convertible redeemable preferred stock in arms'-length transactions and the illiquid nature of the common stock. Options generally vest over five years and have a maximum term of 10 years. All options granted under the Plans are immediately exercisable. As of April 30, 1999, 3,043,080 shares issued upon exercise of options are subject to repurchase (2,923,840 shares at July 31, 1999).

                              FINISAR CORPORATION

6. CONVERTIBLE REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY (DEFICIT) (CONTINUED)
    A summary of activity under the Plans is as follows:

                                                                         OPTIONS OUTSTANDING         WEIGHTED-
                                                         OPTIONS     ----------------------------     AVERAGE
                                                      AVAILABLE FOR   NUMBER OF                      EXERCISE
                                                          GRANT        SHARES     PRICE PER SHARE      PRICE
                                                      -------------  -----------  ---------------  -------------
Balance at April 30, 1996...........................     18,430,800    7,269,200  $  0.0027-$0.02    $  0.0033
  Options granted...................................       (442,000)     442,000  $          0.05    $    0.05
  Options canceled..................................      7,000,000   (7,000,000) $        0.0027    $  0.0027
                                                      -------------  -----------  ---------------  -------------
Balance at April 30, 1997...........................     24,988,800      711,200  $  0.0125-$0.05    $   0.038
  Options granted...................................     (2,937,000)   2,937,000  $          0.13    $    0.13
  Options canceled..................................         22,000      (22,000) $          0.05    $    0.05
                                                      -------------  -----------  ---------------  -------------
Balance at April 30, 1998...........................     22,073,800    3,626,200  $  0.0125-$0.13    $  0.1125
  Decrease in authorized shares.....................    (12,638,800)          --               --           --
  Options granted...................................     (2,900,000)   2,900,000  $    0.15-$1.31    $  0.7029
  Options exercised.................................             --   (5,039,660) $  0.0125-$1.31    $  0.3593
                                                      -------------  -----------  ---------------  -------------
Balance at April 30, 1999...........................      6,535,000    1,486,540  $    0.05-$1.31    $  0.5693
  Options exercised (unaudited).....................             --     (130,000) $    0.05-$1.31    $  1.2615
                                                      -------------  -----------  ---------------  -------------
Balance at July 31, 1999 (unaudited)................      6,535,000    1,356,540  $    0.05-$1.31    $  0.5029
                                                      -------------  -----------  ---------------  -------------
                                                      -------------  -----------  ---------------  -------------

                                                                           OPTIONS OUTSTANDING AND EXERCISABLE
                                                                   ----------------------------------------------------
                                                                       NUMBER           WEIGHTED-          WEIGHTED-
                                                                   OUTSTANDING AT   AVERAGE REMAINING       AVERAGE
EXERCISE PRICE                                                     APRIL 30, 1999   CONTRACTUAL LIFE    EXERCISE PRICE
-----------------------------------------------------------------  --------------  -------------------  ---------------
                                                                                       (IN YEARS)
$0.05............................................................        107,000             7.72          $    0.05
$0.13............................................................        691,540             8.76          $    0.13
$0.15............................................................        116,000             9.18          $    0.15
$0.26............................................................         15,000             9.32          $    0.26
$1.31............................................................        557,000             9.81          $    1.31
                                                                   --------------
$0.05-$1.31......................................................      1,486,540             9.12
                                                                   --------------
                                                                   --------------

    The weighted-average fair value of options granted during fiscal 1999 was $0.15.

RESTRICTED SHARES ISSUED FOR PROMISSORY NOTES

    During fiscal 1999, employees exercised options for 2,646,308 shares of common stock in exchange for promissory notes in the aggregate principal amount of $1,520,788. The notes are full recourse, are secured by the shares and bear interest at a rate of 6% per annum. The shares are restricted and are subject to a right of repurchase at the original exercise price in favor of Finisar. This repurchase right lapses in accordance with the original vesting schedule of the option, which is generally five years.

                              FINISAR CORPORATION

6. CONVERTIBLE REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY (DEFICIT) (CONTINUED)
DEFERRED STOCK COMPENSATION


    In connection with the grant of certain stock options to employees, Finisar recorded deferred stock compensation of $2,007,380 during fiscal 1999, representing the difference between the deemed value of common stock for accounting purposes and the option exercise price of these options at the date of grant. Deferred compensation is presented as a reduction of stockholders' equity, with graded amortization recorded over the five year vesting period. The Company recorded amortization of deferred stock compensation of approximately $395,000 and $239,000 during these periods based on a graded vesting method. At July 31, 1999, approximately $1,400,000 remained to be amortized on a graded vesting method over the corresponding vesting period of each respective option, generally five years. The amortization expense relates to options awarded to employees in all operating expense categories. The amount of deferred compensation expense to be recorded in future periods could decrease if options for which accrued but unvested compensation has been recorded are forfeited.


ACCOUNTING FOR STOCK-BASED COMPENSATION

    Pro forma information regarding net income is required by SFAS 123 as if Finisar had accounted for its employee stock options granted subsequent to April 30, 1995 under the fair value method of SFAS 123. The fair value for Finisar's stock option grants was estimated at the date of grant using the minimum value option valuation model. The minimum value option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions. Because Finisar's stock-based awards have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock-based awards. The fair value of these options was estimated at the date of grant using the minimum value method option pricing model with the following weighted-average assumptions for fiscal years 1997, 1998, and 1999: risk-free interest rates of 6% for 1997 and 1998 and 5.5% for 1999; a dividend yield of 0%; and a weighted-average expected life of the option of four years.

                              FINISAR CORPORATION

6. CONVERTIBLE REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY (DEFICIT) (CONTINUED)
    For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. Finisar Corporation's pro forma information is as follows:


                                                                 FISCAL YEARS ENDED
                                                                     APRIL 30,
                                                      ----------------------------------------
                                                          1997          1998          1999
                                                      ------------  ------------  ------------
Net income:
  As reported.......................................  $    947,378  $  4,358,433  $  3,077,305
                                                      ------------  ------------  ------------
                                                      ------------  ------------  ------------
  Pro forma.........................................  $    946,924  $  4,332,764  $  3,032,651
                                                      ------------  ------------  ------------
                                                      ------------  ------------  ------------
Basic net income per share:
  As reported.......................................  $       0.02  $       0.10  $       0.08
                                                      ------------  ------------  ------------
                                                      ------------  ------------  ------------
  Pro forma.........................................  $       0.02  $       0.10  $       0.07
                                                      ------------  ------------  ------------
                                                      ------------  ------------  ------------
Diluted net income per share:
  As reported.......................................  $       0.02  $       0.10  $       0.06
                                                      ------------  ------------  ------------
                                                      ------------  ------------  ------------
  Pro Forma.........................................  $       0.02  $       0.10  $       0.06
                                                      ------------  ------------  ------------
                                                      ------------  ------------  ------------


7. INCOME TAXES

    Finisar's provision for income taxes consists of the following:

                                                                      YEAR ENDED
                                                                      APRIL 30,
                                                        --------------------------------------
                                                           1997         1998          1999
                                                        ----------  ------------  ------------
Current:
  Federal.............................................  $  422,773  $  2,390,613  $  1,995,827
  State...............................................     122,740       564,909       538,107
                                                        ----------  ------------  ------------
                                                           545,513     2,955,522     2,533,934
Deferred:
  Federal.............................................     (81,773)     (225,479)     (508,263)
  State...............................................     (23,740)      (15,143)     (151,978)
                                                        ----------  ------------  ------------
                                                          (105,513)     (240,622)     (660,241)
                                                        ----------  ------------  ------------
Provision for income taxes............................  $  440,000  $  2,714,900  $  1,873,693
                                                        ----------  ------------  ------------
                                                        ----------  ------------  ------------

    Finisar provision for income taxes differs from the amount computed by applying the federal statutory rate to income taxes as follows:

                                                                             YEAR ENDED
                                                                              APRIL 30,
                                                                   -------------------------------
                                                                     1997       1998       1999
                                                                   ---------  ---------  ---------
Expected income tax provision at U.S. federal statutory rate
  (34%)..........................................................       34.0%      34.0%      34.0%
State taxes, net of federal benefit..............................        5.0        5.0        4.8
Research & development credits...................................       (7.0)      (0.8)      (4.0)
Other permanent differences......................................       (0.3)       0.2        3.0
                                                                   ---------  ---------  ---------
                                                                        31.7%      38.4%      37.8%
                                                                   ---------  ---------  ---------
                                                                   ---------  ---------  ---------

                              FINISAR CORPORATION

7. INCOME TAXES (CONTINUED)
    Significant components of Finisar's deferred federal and state income taxes are as follows:

                                                                             APRIL 30,
                                                                      ------------------------
                                                                         1998         1999
                                                                      ----------  ------------
Deferred tax assets:
  Inventory reserve.................................................  $  164,934  $    503,049
  Accruals not currently deductible.................................     235,587       679,639
                                                                      ----------  ------------
Total deferred tax assets...........................................     400,521     1,182,688

Deferred tax liabilities:
Tax depreciation over book depreciation.............................     (13,321)     (135,246)
                                                                      ----------  ------------
Net deferred tax assets.............................................  $  387,200  $  1,047,442
                                                                      ----------  ------------
                                                                      ----------  ------------

8. SEGMENTS AND GEOGRAPHIC INFORMATION

    Finisar operates in one industry segment, the design, manufacture, and marketing of fiber optic subsystems and network performance test systems for high-speed data communications. The following is a summary of operations within geographic areas based on the location of the entity purchasing the Company's product:

                                                                  YEARS ENDED APRIL 30,
                                                        ------------------------------------------
                                                            1997          1998           1999
                                                        ------------  -------------  -------------  THREE MONTHS
                                                                                                     ENDED JULY
                                                                                                      31, 1999
                                                                                                    -------------
                                                                                                     (UNAUDITED)
Revenues from sales to unaffiliated customers:
  United States.......................................  $  4,676,165  $   9,877,244  $  24,822,399  $   8,128,699
  Canada..............................................     3,573,479      9,695,295      8,940,592      4,876,732
  Rest of the World...................................       207,356      2,494,403      1,708,123        874,028
                                                        ------------  -------------  -------------  -------------
                                                        $  8,457,000  $  22,066,942  $  35,471,114  $  13,879,459
                                                        ------------  -------------  -------------  -------------
                                                        ------------  -------------  -------------  -------------

    Revenues generated in the U.S. and Canada (collectively, North America) are all to customers located in those geographic regions.

9. PENDING LITIGATION

    In April 1999, Methode Electronics, a manufacturer of electronic component devices, filed a lawsuit against Finisar and another manufacturer, Hewlett-Packard Co., in the United States District Court for the Northern District of Illinois alleging that Finisar's optoelectronic products infringe four patents held by Methode. The lawsuit seeks monetary damages and injunctive relief. In August 1999, the Court granted a motion to transfer the case to the United States District Court for the Northern District of California. It is Finisar's position that the Methode patents are invalid, unenforceable and/or not infringed by Finisar's products. Finisar believes that it has strong defenses against Methode's lawsuit, and Finisar intends to defend the suit vigorously and does not believe it will have a material impact on its results of operations or financial position. However, the litigation is in the preliminary stage, and Finisar cannot predict its outcome. The litigation process is inherently uncertain. Patent litigation is particularly complex and can extend for a protracted time, which can substantially increase the cost of such litigation. Should the outcome of the litigation be adverse, Finisar could be required to

                              FINISAR CORPORATION

9. PENDING LITIGATION (CONTINUED)
pay significant monetary damages to Methode and could be enjoined from selling those of Finisar's products found to infringe Methode's patents unless and until Finisar is able to negotiate a license from Methode. If Finisar is required to pay significant monetary charges, is enjoined from selling any of Finisar's products or is required to make royalty payments pursuant to any such business agreement, Finisar's business would be significantly harmed.

10. EVENTS SUBSEQUENT TO THE DATE OF THE AUDIT REPORT

    The board of directors has authorized Finisar to file a registration statement with the U.S. Securities and Exchange Commission for an initial public offering of its common stock. If the offering is consummated under the terms presently anticipated, all of the currently outstanding shares of convertible redeemable preferred stock will be automatically converted into 8,981,897 shares of common stock and 12,039,486 shares of redeemable preferred stock and all shares of such redeemable preferred stock will be redeemed for approximately $2,640,000 from the net proceeds of the offering.

REINCORPORATION

    In September 1999, Finisar's board of directors authorized the reincorporation of the Company in the state of Delaware. Following the reincorporation, Finisar will be authorized to issue 200,000,000 shares of $0.001 par value common stock and 5,000,000 shares of $0.001 par value preferred stock. The board of directors has the authority to issue the undesignated preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof.

1999 EMPLOYEE STOCK PURCHASE PLAN

    Finisar's 1999 Employee Stock Purchase Plan was adopted by the board of directors and approved by the stockholders in September 1999. A total of 250,000 shares of common stock are reserved for issuance under the plan, cumulatively increased by 250,000 shares on May 1, 2001 and each May 1 thereafter through May 1, 2010. Employees, including officers and employee directors, are eligible to participate in the plan if they are employed by Finisar for more than 20 hours per week and more than five months in any calendar year. The plan will be implemented during sequential 12-month offering periods, generally commencing on or about December 1 of each year. However, the first such offering period will commence on the effective date of the offering and will terminate on November 30, 2000. In addition, a six-month offering period will generally commence on June 1 of each year.

    The employee stock purchase plan permits eligible employees to purchase Finisar common stock through payroll deductions, which may not exceed 20% of the employee's total compensation. Stock may be purchased under the plan at a price equal to 85% of the fair market value of Finisar common stock on either the first or the last day of the offering period, whichever is lower.

1999 STOCK OPTION PLAN

    Finisar's 1999 Stock Option Plan was amended by the board of directors and approved by the stockholders in September 1999. The amendment increased the aggregate maximum number of shares that may be issued under the Plan on May 1, 2001 and each May 1 thereafter by a number of shares equal to 5% of the number of shares of Finisar's common stock issued and outstanding as of the immediately preceding April 30, subject to certain restrictions on the aggregate maximum number of shares that may be issued pursuant to incentive stock options.

                              [INSIDE BACK COVER]



                                 [FINISAR LOGO]

          FIBER OPTIC SOLUTIONS FOR GIGABIT ETHERNET AND FIBRE CHANNEL

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    Through and including         , 1999, (the 25th day after the date of this
prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.


                                7,700,000 SHARES


                                 [FINISAR LOGO]

                                  COMMON STOCK

                               ------------------

                              P R O S P E C T U S

                               ------------------

                              MERRILL LYNCH & CO.

                               J.P. MORGAN & CO.

                             DAIN RAUSCHER WESSELS
                    A DIVISION OF DAIN RAUSCHER INCORPORATED

                         MORGAN KEEGAN & COMPANY, INC.

                           SOUNDVIEW TECHNOLOGY GROUP

                                          , 1999

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The following table sets forth all costs and expenses, other than the underwriting discounts and commissions payable by the Registrant in connection with the sale and distribution of the common stock being registered. All amounts shown are estimates except for the Securities and Exchange Commission registration fee, the NASD filing fee and the Nasdaq National Market application fee.


Securities and Exchange Commission registration fee.............  $  34,464
NASD filing fee.................................................     12,000
Nasdaq National Market application fee..........................     95,000
Blue sky qualification fees and expenses........................      6,000
Printing and engraving expenses.................................    150,000
Legal fees and expenses.........................................    300,000
Accounting fees and expenses....................................    240,000
Director and officer liability insurance........................    300,000
Transfer agent and registrar fees...............................      7,500
Miscellaneous expenses..........................................     55,036
                                                                  ---------
  Total.........................................................  $1,200,000
                                                                  ---------
                                                                  ---------


ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Section 145 of the Delaware General Corporation Law permits indemnification of officers, directors and other corporate agents under certain circumstances and subject to certain limitations. The Registrant's certificate of incorporation and bylaws provide that the Registrant shall indemnify its directors, officers, employees and agents to the full extent permitted by Delaware General Corporation Law, including in circumstances in which indemnification is otherwise discretionary under Delaware law. In addition, the Registrant intends to enter into separate indemnification agreements (Exhibit 10.1) with its directors and officers which would require the Registrant, among other things, to indemnify them against certain liabilities which may arise by reason of their status or service (other than liabilities arising from willful misconduct of a culpable nature). The Registrant also intends to maintain director and officer liability insurance, if available on reasonable terms. These indemnification provisions and the indemnification agreements may be sufficiently broad to permit indemnification of the Registrant's officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act.

    The Underwriting Agreement (Exhibit 1.1) provides for indemnification by the Underwriters of the Registrant and its officers and directors for certain liabilities arising under the Securities Act, or otherwise.


    Insofar as indemnification for liabilities under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is therefore unenforceable. See also related undertakings in Item 17 below.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

    (a) Since July 31, 1996, Finisar has issued and sold the following unregistered securities:

        1. From inception through July 31, 1999, Finisar issued options to purchase an aggregate of 40,328,200 shares of common stock under its 1989 and 1999 stock options plans, of which 6,769,660 have been exercised.

        2. In November 1998, Finisar sold 12,039,486 shares of its convertible redeemable preferred stock to certain investors at a purchase price of $2.1932 per share, for an aggregate purchase price of $26,405,000.

    There were no underwriters employed in connection with any of the transactions set forth in this Item 15.

    The issuances described in Items 15(a)(1) and 15(a)(2) were deemed exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act as transactions by an issuer not involving a public offering. Certain issuances described in Item 15(a)(1) were deemed exempt from registration under the Securities Act in reliance on Section 4(2) or Rule 701 promulgated thereunder as transactions pursuant to compensatory benefit plans and contracts relating to compensation. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and other instruments issued in such transactions. All recipients either received adequate information about Finisar or had access, through employment or other relationships, to such information.

    For additional information concerning these equity investment transactions, see the section entitled "Certain Transactions" in the prospectus.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

    (A) EXHIBITS.


 EXHIBIT
 NUMBER                                            DESCRIPTION OF DOCUMENT
---------  -------------------------------------------------------------------------------------------------------
      1.1  Form of Purchase Agreement
      3.1  Amended and Restated Articles of Incorporation of Registrant
      3.2  Amended and Restated Bylaws of Registrant
      3.3  Certificate of Incorporation of Registrant (Delaware)
      3.4  Bylaws of Registrant (Delaware)
      3.5  Form of Restated Certificate of Incorporation of Registrant to be filed after the closing of the offering
      4.1  Specimen certificate representing the common stock
      5.1  Opinion of Gray Cary Ware & Freidenrich LLP
     10.1  Form of Indemnity Agreement between Registrant and Registrant's directors and officers
     10.2  1989 Stock Option Plan
    *10.3  1999 Stock Option Plan
    *10.4  1999 Employee Stock Purchase Plan
     10.5  Securities Purchase Agreement between Registrant and certain investors, dated as of November 6, 1998
     10.6  Shareholders' Agreement among Registrant and certain of its shareholders, dated as of November 6, 1998
     10.7  Voting Agreement among Registrant and certain of its shareholders, dated as of November 6, 1998
     10.8  Loan Agreement between Registrant and Fleet National Bank, dated as of November 6, 1998

 EXHIBIT
 NUMBER                                            DESCRIPTION OF DOCUMENT
---------  -------------------------------------------------------------------------------------------------------
     10.9  Security Agreement between Registrant and Fleet National Bank, dated as of November 4, 1998
    10.10  Security Agreement Re: Contracts, Leases, License and Permits between Registrant and Fleet National
           Bank, dated as of November 4, 1998
    10.11  Building Office Lease for 582 Market Street, Suite 609-610, San Francisco, CA, dated December 17, 1996 between Registrant and Niantic Corporation
    10.12  Building Lease for 274 Ferguson Drive, Mountain View, CA, dated April 30, 1997 between Registrant and
           DM Group VIII and DM Group VIII-E
    10.13  Building Lease for 1308 Moffett Park Drive, Sunnyvale, CA, dated May 26, 1999 between Registrant and
           Aetna Life Insurance Company
     23.1  Consent of Ernst & Young LLP, independent auditors
     23.2  Consent of Gray Cary Ware & Freidenrich LLP (included in Exhibit 5.1)
    *24.1  Power of Attorney
     27.1  Financial Data Schedule


------------------------


*   Previously filed.


    (B) FINANCIAL STATEMENT SCHEDULES.

    The following financial statement schedule of Finisar is filed as part of this Registration Statement and should be read in conjunction with the financial statements and related notes.

SCHEDULE                                                                                                        PAGE
-----------------------------------------------------------------------------------------------------------  -----------
II -- Valuation and Qualifying Accounts....................................................................         S-1

    Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

ITEM 17.  UNDERTAKINGS

    The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

    Insofar as indemnification by the Registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referenced in Item 14 of this Registration Statement or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act, and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    The undersigned registrant hereby undertakes that:

        (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to

    Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

        (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act, the Registrant has duly caused this amendment no. 1 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Sunnyvale, State of California, on October 18, 1999



                                FINISAR CORPORATION

                                BY:            /S/ STEPHEN K. WORKMAN
                                     -----------------------------------------
                                                 Stephen K. Workman
                                              VICE PRESIDENT, FINANCE,
                                              CHIEF FINANCIAL OFFICER
                                                   AND SECRETARY




    Pursuant to the requirements of the Securities Act, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated:



          SIGNATURE                           TITLE                    DATE
------------------------------  ---------------------------------  -------------
     /s/ JERRY S. RAWLS*        President and Chief Executive       October 18,
------------------------------    Officer (PRINCIPAL EXECUTIVE         1999
        Jerry S. Rawls            OFFICER)

    /s/ FRANK H. LEVINSON*      Chairman of the Board and Chief     October 18,
------------------------------    Technical Officer                    1999
      Frank H. Levinson

                                Vice President, Finance, Chief      October 18,
    /s/ STEPHEN K. WORKMAN        Financial Officer and Secretary      1999
------------------------------    (PRINCIPAL FINANCIAL AND
      Stephen K. Workman          ACCOUNTING OFFICER)

    /s/ MICHAEL C. CHILD*       Director                            October 18,
------------------------------                                         1999
       Michael C. Child

    /s/ ROGER C. FERGUSON*      Director                            October 18,
------------------------------                                         1999
      Roger C. Ferguson




*By:   /s/ STEPHEN K. WORKMAN
      -------------------------
         Stephen K. Workman
          ATTORNEY-IN-FACT

                              FINISAR CORPORATION
                 SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS

                                                                        ADDITIONS
                                                  BALANCE AT   ----------------------------
                                                   BEGINNING   CHARGED TO     CHARGED TO                      BALANCE AT
                                                      OF        COSTS AND        OTHER        DEDUCTIONS--      END OF
                                                    PERIOD      EXPENSES       ACCOUNTS        WRITE-OFFS       PERIOD
                                                  -----------  -----------  ---------------  ---------------  ----------
                                                                              (IN THOUSANDS)
ALLOWANCE FOR DOUBTFUL ACCOUNTS
  Year ended April 30, 1997.....................   $      --    $      --      $      --        $      --     $       --
  Year ended April 30, 1998.....................          --       16,538             --               --         16,538
  Year ended April 30, 1999.....................      16,538      248,600             --               --        265,138

                                 EXHIBIT INDEX


 EXHIBIT
 NUMBER                                            DESCRIPTION OF DOCUMENT
---------  -------------------------------------------------------------------------------------------------------
      1.1  Form of Purchase Agreement
      3.1  Amended and Restated Articles of Incorporation of Registrant
      3.2  Amended and Restated Bylaws of Registrant
      3.3  Certificate of Incorporation of Registrant (Delaware)
      3.4  Bylaws of Registrant (Delaware)
      3.5  Form of Restated Certificate of Incorporation of Registrant to be filed after the closing of the offering
      4.1  Specimen certificate representing the common stock
      5.1  Opinion of Gray Cary Ware & Freidenrich LLP
     10.1  Form of Indemnity Agreement between Registrant and Registrant's directors and officers
     10.2  1989 Stock Option Plan
    *10.3  1999 Stock Option Plan
    *10.4  1999 Employee Stock Purchase Plan
     10.5  Securities Purchase Agreement between Registrant and certain investors, dated as of November 6, 1998
     10.6  Shareholders' Agreement among Registrant and certain of its shareholders, dated as of November 6, 1998
     10.7  Voting Agreement among Registrant and certain of its shareholders, dated as of November 6, 1998
     10.8  Loan Agreement between Registrant and Fleet National Bank, dated as of November 6, 1998
     10.9  Security Agreement between Registrant and Fleet National Bank, dated as of November 4, 1998
    10.10  Security Agreement Re: Contracts, Leases, License and Permits between Registrant and Fleet National
           Bank, dated as of November 4, 1998
    10.11  Building Office Lease for 582 Market Street, Suite 609-610, San Francisco, CA, dated December 17, 1996 between Registrant and Niantic Corporation
    10.12  Building Lease for 274 Ferguson Drive, Mountain View, CA, dated April 30, 1997 between Registrant and
           DM Group VIII and DM Group VIII-E
    10.13  Building Lease for 1308 Moffett Park Drive, Sunnyvale, CA, dated May 26, 1999 between Registrant and
           Aetna Life Insurance Company
     23.1  Consent of Ernst & Young LLP, independent auditors
     23.2  Consent of Gray Cary Ware & Freidenrich LLP (included in Exhibit 5.1)
    *24.1  Power of Attorney
     27.1  Financial Data Schedule


------------------------


*   Previously filed.